3/10

03007576

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank of East Asia

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 01 2003
THOMSON FINANCIAL

FILE NO. 82- 3443 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 3/20/03



ANNUAL REPORT 2002

2002年年報



HIGH SPIRIT & GRAND ADVENTURE

The theme graphic that now adorns many BEA customer account and communication materials is here used to represent a door opening onto a bright new world of opportunity. Following China's accession to the World Trade Organization, individuals and companies from around the world are converging on China, eager to experience the vibrancy of its people and of its economy.

With strong Chinese roots and worldwide experience, BEA leads the way into China, providing best-in-class financial services. There, high-spirited youngsters give a warm welcome to visitors. Their spirit symbolises the joy that we at BEA feel in serving all our customers and shareholders.

新挑戰・新氣象

本年度年報採用的封面主題，是以廣泛使用於有關客戶及傳訊資料的企業標誌圖案為設計；這個構圖猶如一扇大門，門後是充滿動力和朝氣的新商機。隨著中國加入世界貿易組織，來自世界各地的個人和企業皆匯聚於斯，輕叩門環，熱切期待體會中國經濟及人民綻放的新氣象。

憑藉服務華人的深厚傳統和全球運作經驗，東亞銀行穩踏中國的經濟發展門檻，提供最佳的銀行和金融服務。大門之後，一羣活潑可愛的小孩正以歡欣笑臉，揮動旗幟迎接貴賓，就如東亞銀行已作好準備，以喜悅的心情款待其客戶和股東，為他們提供誠摯的服務。



OUR MISSION 使命宣言

We at BEA strive to provide best in class financial services, always demanding the highest standard of professionalism and integrity of ourselves. With a commitment to quality of service, we focus on satisfying customer needs. We aim to grow, together with our customers, our shareholders and our colleagues.

東亞銀行竭力提供最卓越的金融服務，遵行最高之專業和誠信準則。我們承諾提高服務質素，致力滿足客戶之需要。並以與客戶、股東、員工與時並進為目標。

Since its incorporation in Hong Kong in 1918, The Bank of East Asia ("BEA") has dedicated itself to serving the people of Hong Kong, as well as providing business and personal banking services in China and overseas. BEA is the largest independent local bank in Hong Kong, with total assets of HK$185 billion (US$23.7 billion) as of 31st December, 2002. BEA is listed on the Stock Exchange of Hong Kong and is one of the constituent stocks of the Hang Seng Index.

The BEA Group now operates over 140 outlets worldwide, including 105 branches in Hong Kong, 19 outlets in Greater China and an extensive international network covering the United States, Canada, the United Kingdom, the British Virgin Islands and Southeast Asia.

BEA offers a full range of wholesale and retail banking services through its corporate banking, personal banking, investment banking and China services units. Products and services range from deposit-taking, foreign currency savings, premium banking services, mortgage loans, consumer loans, credit cards, Cyberbanking, Mandatory Provident Fund services, trade finance, syndication loans, remittances and foreign exchange margin trading. The Bank will continue to enhance its position in Hong Kong, China and around the world.

In December 2002, BEA was named one of the top 12 Best in Corporate Governance in Hong Kong in a poll conducted by The Asset Benchmark Survey under the leading Asian finance magazine, *The Asset*. This award underlines the Bank's position as one of the most respected financial institutions in Hong Kong.


Bank of East Asia

東亞銀行於1918年在香港成立，一直以來致力服務香港客戶，並於中國及海外提供企業及個人銀行服務。現時為全港最大的獨立本地銀行，於2002年12月31日的資產總額達港幣1,850億元（237億美元）。東亞銀行於香港聯合交易所上市，並為恒生指數成份股之一。

東亞銀行集團在全球設有超過140間分行及代表處，包括遍布全港的105間分行、在大中華區的19個營業據點，和遍及美國、加拿大、英國、英屬處女羣島以及東南亞國家等的國際網絡。

東亞銀行一直緊貼市場情況，以滿足客戶不斷轉變的需求。透過企業銀行、個人銀行、投資銀行及中國業務等部門，本行提供全面的零售及批發銀行服務和產品，包括存款、外幣儲蓄、尊貴理財服務、樓宇按揭貸款、私人貸款、信用卡產品、電子網絡銀行服務、強制性公積金服務、貿易融資、銀團貸款、匯款及外匯孖展交易等。東亞銀行將持續為香港、中國及海外客戶竭誠服務，致力提高其作為香港主要金融機構之一的地位。

2002年12月，東亞銀行獲亞洲主要財經雜誌《The Asset》舉辦的The Asset Benchmark Survey中選為12間「香港最佳企業管治機構」之一，再次證明東亞銀行為香港其中一家最被尊崇的金融機構。



① The Head Office – Hong Kong 香港 — 總行

CHINA 中國

- ② Beijing 北京
- ③ Tianjin 天津
- ④ Dalian 大連
- ⑤ Qingdao 青島
- ⑥ Xi'an 西安
- ⑦ Wuhan 武漢
- ⑧ Shanghai 上海
  - Pudong 浦東
  - Puxi 浦西
- ⑨ Chengdu 成都
- ⑩ Chongqing 重慶
- ⑪ Fuzhou 福州
- ⑫ Xiamen 廈門
- ⑬ Guangzhou 廣州
  - Tian He Bei Road 天河北路
  - Huan Shi Dong Road 環市東路
- ⑭ Shenzhen 深圳
- ⑮ Zhuhai 珠海
- ⑯ Macau 澳門
- ⑰ Taipei 台北
- ⑱ Kaohsiung 高雄

OVERSEAS 海外網絡

- ⑲ Vancouver 溫哥華
- ⑳ Toronto 多倫多
  - Richmond Hill 烈治文山
  - Markham 萬錦
  - Mississauga 密西西加
  - Scarborough 士嘉堡
- ㉑ Los Angeles 洛杉磯
  - Los Angeles Downtown 洛杉磯市中心
  - Alhambra 亞罕布拉
  - City of Industry 工業市
- ㉒ New York 紐約
  - New York Chinatown 紐約唐人街
  - New York Midtown 紐約中城
  - Flushing 法拉盛
- ㉓ British Virgin Islands 英屬處女羣島
- ㉔ Birmingham 伯明翰
- ㉕ London 倫敦

SOUTHEAST ASIA 東南亞區

- ㉖ Ho Chi Minh City 胡志明市
- ㉗ Kuala Lumpur 吉隆坡
- ㉘ Singapore 新加坡
- ㉙ Manila 馬尼拉
- ㉚ Labuan 納閩

Financial Highlights 財務摘要

	2002 HK$ Mil 港幣百萬元	2001 HK$ Mil 港幣百萬元	Change變動 %百分率
Profitability 盈利能力			
Total operating income 經營收入總額	**5,408**	5,212	+3.8
Profit attributable to shareholders 股東應佔溢利	**1,288**	1,600	-19.5
Balance Sheet Strength 資產負債狀況			
Advances to customers 客戶貸款	**108,409**	108,175	+0.2
Total assets 資產總額	**185,243**	181,765	+1.9
Customer deposits and debt instruments issued 客戶存款及已發行之債務證券	**151,939**	149,719	+1.5
Total capital resources 資本總額	**23,196**	22,538	+2.9
Earnings and Dividend Per Share 每股計之盈利及股息			
Basic earnings 基本盈利	**HK$0.89**	HK$1.12	-20.5
Cash earnings 現金盈利	**HK$0.99**	HK$1.19	-16.8
Dividend 股息	**HK$0.56**	HK$0.54	+3.7
Key Ratios 主要比率			
Loan to deposit ratio 貸款對存款比率	**71.3%**	72.3%	
Cost to income ratio 成本對收入比率	**53.4%**	54.9%	
Average liquidity ratio 平均流動資金比率	**46.1%**	46.6%	
Capital adequacy ratio 資本充足比率	**17.0%**	17.5%	

Corporate Information 公司資料

BOARD OF DIRECTORS 董事會

Dr. The Hon. David LI Kwok-po 李國寶博士
Chairman & Chief Executive *主席兼行政總裁*
Dr. LI Fook-wo 李福和博士
Mr. George HO* 何佐芝先生*
Mr. WONG Chung-hin* 黃頌顯先生*
Mr. Alan LI Fook-sum 李福深先生
Dr. LEE Shau-kee* 李兆基博士*
Dr. The Hon. Simon LI Fook-sean 李福善博士
Dr. Allan WONG Chi-yun* 黃子欣博士*
Mr. Aubrey LI Kwok-sing 李國星先生
Mr. Joseph PANG Yuk-wing 彭玉榮先生
Executive Director & Deputy Chief Executive *執行董事兼副行政總裁*
Dr. William MONG Man-wai 蒙民偉博士
Mr. CHAN Kay-cheung 陳棋昌先生
Executive Director & Deputy Chief Executive *執行董事兼副行政總裁*
Mr. Winston LO Yau-lai* 羅友禮先生*
Tan Sri Dr. KHOO Kay-peng 丹斯里邱繼炳博士
Mr. Thomas KWOK Ping-kwong* 郭炳江先生*
Mr. Richard LI Tzar-kai 李澤楷先生

** Independent Non-executive Directors* ** 獨立非執行董事*

AUDIT COMMITTEE 審核委員會

Mr. Winston LO Yau-lai *Chairman* 羅友禮先生 *主席*
Mr. WONG Chung-hin 黃頌顯先生
Mr. Alan LI Fook-sum 李福深先生
Dr. LEE Shau-kee 李兆基博士
Dr. Allan WONG Chi-yun 黃子欣博士
Mr. Thomas KWOK Ping-kwong 郭炳江先生

COMPANY SECRETARY 公司秘書

Ms. Molly HO Kam-lan *FCIS, FCS* 何金蘭小姐

REGISTERED OFFICE 註冊行址

10 Des Voeux Road Central
Hong Kong
香港德輔道中10號
Telephone : (852) 2842 3200 電話：(852) 2842 3200
Facsimile : (852) 2845 9333 傳真：(852) 2845 9333
Website : www.hkbea.com 網址：www.hkbea.com
E-mail : info@hkbea.com 電郵：info@hkbea.com

AUDITORS 核數師

KPMG 畢馬威會計師事務所
Certified Public Accountants *執業會計師*

GENERAL MANAGERS 總經理

Mr. Samson LI Kai-cheong 李繼昌先生
FCCA, AHKSA, FCIS, FCS, HKSI
(Investment Banking Division) *(投資銀行處)*

Mr. Daniel WAN Yim-keung 尹焰強先生
BBA, MBA, FCCA, FHKSA
(Strategic Planning & Control Division) *(策劃及調控處)*

Mr. TONG Hon-shing 唐漢城先生
BSc, ACIB, AHKIB, FCIS, FCS
(Personal Banking Division) *(個人銀行處)*

Mr. Adrian David LI Man-kiu 李民橋先生
Hon. BA (Cantab), Hon. MA (Cantab), MBA, LPC
(Corporate Banking Division) *(企業銀行處)*

Mr. Raymond YU Hok-keung 余學強先生
BBF
(China Division) *(中國業務總部)*

Mr. Peter CHOY Sing-yip 蔡承業先生
BSc, MBA
(International Division) *(國際業務處)*

Mr. CHAN Shuen-yuk 陳選玉先生
BA
(Operations Support Division) *(營運支援處)*

Ms. WU Hang-yin 鄔杏賢小姐
ACIB, FHKIB
(Human Resources Division) *(人力資源處)*

Mr. Alan John COLLINS 郭淩志先生
LLB
(Legal Division) *(法律顧問處)*

SHARE LISTING 股份上市

The Stock Exchange of Hong Kong Limited 香港聯合交易所有限公司

SHARE REGISTRAR 股份登記處

Standard Registrars Limited 標準証券登記有限公司
Telephone : (852) 2980 1768 電話：(852) 2980 1768
Facsimile : (852) 2861 1465 傳真：(852) 2861 1465

ADR DEPOSITARY BANK 美國預託證券託管銀行

The Bank of New York
Telephone : (212) 815 2476 電話：(212) 815 2476
Facsimile : (212) 571 3050 傳真：(212) 571 3050
E-mail : ADR@bankofny.com 電郵：ADR@bankofny.com



DR. THE HON. DAVID LI KWOK-PO,

GBS, MA, Hon. LLD (Cantab), Hon DSocSc, FCA, FCPA, FHKSA, FCIB, FHKIB, FBCS, FCIArb, JP, Chairman and Chief Executive

Aged 63. Chairman of The Chinese Banks' Association, Limited and the Hong Kong Management Association. Member of the Banking Advisory Committee, the Exchange Fund Advisory Committee and the Land Fund Advisory Committee. Director of Mandatory Provident Fund Schemes Authority. Board Member of Trustees of the Better Hong Kong Foundation. Member of the Legislative Council of Hong Kong. Pro-Chancellor of the University of Hong Kong. Chairman of the Advisory Board of The Salvation Army, Hong Kong and Macau Command. Serves on Hong Kong Red Cross Advisory Board.

Joined the Bank in 1969. Appointed a Director in 1977. Appointed Chief Executive in 1981. Appointed Deputy Chairman in 1995. Appointed Chairman in 1997.

A Director of Campbell Soup Company, CATIC Shenzhen Holdings Limited, Chelsfield Plc., China Merchants China Direct Investments Limited, China Overseas Land & Investment Limited, COSCO Pacific Limited, Dow Jones & Company, Inc., Guangdong Investment Limited, Henderson Cyber Limited, The Hong Kong and China Gas Company Limited, The Hongkong and Shanghai Hotels, Limited, Hong Kong Interbank Clearing Limited, The Hong Kong Mortgage Corporation Limited, PCCW Limited, San Miguel Brewery Hong Kong Limited, SCMP Group Limited, Sime Darby Berhad and Vitasoy International Holdings Limited.

First Honorary Chairman of Hong Kong Chamber of Commerce in China. Board of Trustee of Asian Business Council. Serves on the advisory board of Capital magazine. Also serves on the international advisory boards of Carlos P. Romulo Foundation for Peace and Development, Daimler-Chrysler AG, Federal Reserve Bank of New York's International Advisory Committee, Lafarge, Scripps International Network and Sirocco Aerospace International SAE. Non-executive Chairman for Edelman Asia Pacific. Senior Adviser of Metrobank. Global Counsellor and Senior Member of The Conference Board, Inc. Member of the Advisory Council to the Australian International School Board. A Trustee of the Cambridge Foundation.

DR. LI FOOK-WO

BS, MCS, LLD, DSSc, FCIB, FHKIB, JP, Non-executive Director

Aged 86. Former member of the Executive and Legislative Councils. Joined the Bank in 1940. Appointed a Director in 1958. Chief Manager from 1972 to 1976. Chairman from 1984 to 1997. A Director of Hutchison Whampoa Limited and Johnson Electric Holdings Limited. Father of Mr. Aubrey LI Kwok-sing.

Back row from left to right :
後排由左至右：

Mr. Joseph PANG Yuk-wing
彭玉榮先生

Mr. CHAN Kay-cheung
陳棋昌先生

Mr. Richard LI Tzar-kai
李澤楷先生

Dr. Allan WONG Chi-yun
黃子欣博士

Mr. Aubrey LI Kwok-sing
李國星先生

Mr. Thomas KWOK Ping-kwong
郭炳江先生

Mr. Winston LO Yau-lai
羅友禮先生

Front row from left to right
前排由左至右

Dr. William MONG Man-wai
蒙民偉博士

Dr. The Hon. Simon LI Fook-sean
李福善博士

Dr. LEE Shau-kee
李兆基博士

Dr. LI Fook-wo
李福和博士

Dr. The Hon. David LI Kwok-po
李國寶博士

Mr. George HO
何佐芝先生

Mr. WONG Chung-hin
黃頌顯先生

Mr. Alan LI Fook-sum
李福深先生

Tan Sri Dr. KHOO Kay-peng
丹斯里邱繼炳博士

李國寶博士

GBS, MA, Hon. LLD (Cantab), Hon DSocSc, FCA, FCPA, FHKSA, FCIB, FHKIB, FBCS, FCIArb, JP　主席兼行政總裁

63歲。香港華商銀行公會有限公司及香港管理專業協會主席。銀行業務諮詢委員會、外匯基金諮詢委員會及土地基金諮詢委員會委員。強制性公積金計劃管理局董事，香港明天更好基金之信託委員會委員。香港立法會議員。香港大學副校監。救世軍港澳軍區顧問委員會主席。香港紅十字會顧問團成員。

1969年加入本行，1977年任董事，1981年任行政總裁，1995年任副主席，繼而於1997年獲委任為主席。

彼亦任其他機構董事，計有：金寶湯公司、深圳中航實業股份有限公司、Chelsfield Plc.、招商局中國基金有限公司、中國海外發展有限公司、中遠太平洋有限公司、杜鍾斯公司、粵海投資有限公司、恒基數碼科技有限公司、香港中華煤氣有限公司、香港上海大酒店有限公司、香港銀行同業結算有限公司、香港按揭證券有限公司、電訊盈科有限公司、香港生力啤酒廠有限公司、SCMP集團有限公司、森那美有限公司及維他奶國際集團有限公司。

中國香港(地區)商會第一榮譽主席。Asian Business Council信託委員會委員。Capital magazine諮議委員會成員。彼亦為其他國際諮議委員會成員，計有：Carlos P. Romulo Foundation for Peace and Development、戴姆勒—克萊斯勒集團、紐約聯邦儲備銀行國際顧問委員會、Lafarge、Scripps International Network及Sirocco Aerospace International SAE。Edelman Asia-Pacific非執行主席。Metrobank資深顧問。The Conference Board, Inc.的全球顧問及資深委員。Australian International School Board諮議會成員。Cambridge Foundation之信託人。

李福和博士

BS, MCS, LLD, DSSc, FCIB, FHKIB, JP　非執行董事

86歲。前任行政局及立法局議員。1940年加入本行，1958年任董事，1972年至1976年任總經理，1984年至1997年任主席。和記黃埔有限公司及德昌電機控股有限公司董事。彼為李國星先生之父親。

MR. GEORGE HO

GBS, JP, Independent Non-executive Director
Aged 84. Appointed a Director in 1968. Honorary Chairman of Hong Kong Commercial Broadcasting Company Limited. A Director of ABC Communications (Holdings) Limited and Hongkong Land Holdings Limited.

MR. WONG CHUNG-HIN

JP, Independent Non-executive Director and Member of the Audit Committee
Aged 69. Solicitor. Appointed a Director in 1977. Consultant of P.C. Woo & Co. A Director of Hongkong Electric Holdings Limited and Hutchison Whampoa Limited.

MR. ALAN LI FOOK-SUM

FCA, Non-executive Director and Member of the Audit Committee
Aged 65. Chartered Accountant. Appointed a Director in 1982. An Executive Director of The Kowloon Dairy Limited.

DR. LEE SHAU-KEE

DBA (Hon), DSSc (Hon), LLD (Hon), Independent Non-executive Director and Member of the Audit Committee
Aged 75. Appointed a Director in 1987. Chairman and Managing Director of Henderson Land Development Company Limited and Henderson Investment Limited. Chairman of Henderson Cyber Limited, The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. Vice Chairman of Sun Hung Kai Properties Limited. A Director of Henderson China Holdings Limited and Hong Kong Ferry (Holdings) Company Limited.

DR. THE HON. SIMON LI FOOK-SEAN

GBM, LLD (Hon.), FUC (Lond.), Hon. Fellow (CUHK), LLB (Lond.), Non-executive Director
Aged 80. Appointed a Director in 1987. Former Vice President of the Court of Appeal.

DR. ALLAN WONG CHI-YUN

BSc, MSEE, HonDTech, JP, Independent Non-executive Director and Member of the Audit Committee
Aged 52. Appointed a Director in 1995. Chairman of VTech Holdings Limited. A Director of China-Hongkong Photo Products Holdings Limited and Li & Fung Limited. Council Member of the University of Hong Kong and Member of the Hong Kong Trade Development Council. Member to the Council of Advisors on Innovation and Technology.

MR. AUBREY LI KWOK-SING

BSc, MBA, Non-executive Director
Aged 53. Appointed a Director in 1995. Director of Management Capital Limited. Possesses extensive experience in the fields of investment banking, merchant banking and capital markets. Also a Director of Cafe de Coral Holdings Limited, China Everbright International Limited, Chinney Alliance Group Limited, CNPC (Hong Kong) Limited, Kowloon Development Co. Ltd and Value Partners China Greenchip Fund Limited. Chairman of Atlantis Asian Recovery Fund plc. Son of Dr. LI Fook-wo.

何佐芝先生

GBS, JP　獨立非執行董事

84歲。1968年任本行董事。香港商業廣播有限公司董事局榮譽主席。佳訊(控股)有限公司及置地控股有限公司董事。

黃頌顯先生

JP　獨立非執行董事及審核委員會委員

69歲。律師。1977年任本行董事。胡百全律師事務所顧問。香港電燈集團有限公司及和記黃埔有限公司董事。

李福深先生

FCA　非執行董事及審核委員會委員

65歲。特許會計師。1982年任本行董事。九龍維記牛奶有限公司執行董事。

李兆基博士

DBA (Hon), DSSc (Hon), LLD (Hon)　獨立非執行董事及審核委員會委員

75歲。1987年任本行董事。恒基兆業地產有限公司及恒基兆業發展有限公司主席兼總經理，恒基數碼科技有限公司及香港中華煤氣有限公司主席，美麗華酒店企業有限公司董事長，新鴻基地產發展有限公司副主席，恒基中國集團有限公司及香港小輪(集團)有限公司董事。

李福善博士

GBM, LLD (Hon.), FUC (Lond.), Hon. Fellow (CUHK), LLB (Lond.)　非執行董事

80歲。1987年任本行董事。前上訴庭副庭長。

黃子欣博士

BSc, MSEE, HonDTech, JP　獨立非執行董事及審核委員會委員

52歲。1995年任本行董事。偉易達集團主席，中港照相器材集團有限公司及利豐有限公司董事。香港大學校務委員會及香港貿易發展局成員。創新科技顧問委員會成員。

李國星先生

BSc, MBA　非執行董事

53歲。1995年任本行董事。偉業融資有限公司董事。於投資銀行、商人銀行及資本市場界具廣泛經驗。又為大家樂集團有限公司、中國光大國際有限公司、建聯集團有限公司、中國(香港)石油有限公司、九龍建業有限公司及Value Partners China Greenchip Fund Limited董事。Atlantis Asian Recovery Fund plc.之主席。彼為李福和博士之兒子。

MR. JOSEPH PANG YUK-WING

BSSc, MBA, Hon DSocSc, ACIB, FHKIB, JP, Executive Director and Deputy Chief Executive
Aged 53. Joined the Bank in 1973. Appointed Alternate Chief Executive in 1991. Promoted to General Manager in 1992. Further promoted to Deputy Chief Executive and appointed a Director in 1995. Assists the Chief Executive in the overall management and control of the Group.

Chairman of the Banking and Finance Industry Training Board of the Vocational Training Council and Vice President of the Hong Kong Institute of Bankers. Chairman of the Correctional Services Children's Education Trust Investment Advisory Board, Member of the Standing Commission on Civil Service Salaries and Conditions of Service, Member of the Protection of Wages on Insolvency Fund Board, Member of the Board of Hong Kong Applied Science and Technology Research Institute Co., Ltd., Member of the Leveraged Foreign Exchange Arbitration Panel, Member of the Process Review Panel for the Securities and Futures Commission and Independent Police Complaints Council Lay Observer.

DR. WILLIAM MONG MAN-WAI

Hon. DBA, Hon. LLD, Hon. DSSc, Non-executive Director
Aged 75. Appointed a Director in 1995. Chairman and Senior Managing Director of Shun Hing Group. Member of the One Country Two Systems Research Institute Advisory Committee. Honorary Chairman of Hong Kong Electrical Appliances Manufacturers Association. Honorary Chairman of the Board of Trustees of Nanjing University. Consultant of the Tsinghua University Education Foundation and Director of the Centre for Advanced Study Foundation of Tsinghua University. Honorary Member of the Education Fund of Peking University and the Board of Trustees of Shanghai Jiao Tong University. Member of the Board of Directors of Jinan University in Guangdong. Member of the Court of Hong Kong University of Science and Technology and Hong Kong Polytechnic University.

MR. CHAN KAY-CHEUNG

FHKIB, Executive Director and Deputy Chief Executive
Aged 56. Joined the Bank in 1965. Company Secretary from 1987 to 1995. Promoted to General Manager in 1992. Appointed a Director in 1996. Promoted to Deputy Chief Executive in 1997. Assists the Chief Executive in the overall management and control of the Group. Possesses extensive knowledge and experience in the banking industry. A Director of Chu Kong Shipping Development Company Limited, Four Seas eFood Holdings Limited and Winsan (China) Investment Group Company Limited. Member of the MPF Industry Schemes Committee.

MR. WINSTON LO YAU-LAI

SBS, BSc, MSc, Independent Non-executive Director and Chairman of the Audit Committee
Aged 61. Appointed a Director in 2000. Executive Chairman of Vitasoy International Holdings Limited. A member of the National Committee of the Chinese People's Political Consultative Conference. Member of the Advisory Council on Food and Environmental Hygiene. Vice President of the Council of Outward Bound Trust of Hong Kong. Vice-President of the Hong Kong Beverage Manufacturers Association of Hong Kong. Council Member of the Employers' Federation of Hong Kong and Cornell University. A Director of The East Asiatic Company Ltd. A/S and Ping Ping Investment Company Ltd.

彭玉榮先生

BSSc, MBA, Hon DSocSc, ACIB, FHKIB, JP　執行董事兼副行政總裁

53歲。1973年加入本行，1991年任替任行政總裁，1992年擢升為總經理，1995年再擢升為副行政總裁並獲委任為本行董事，協助行政總裁處理本集團之整體運作及管理。

職業訓練局銀行及金融業訓練委員會主席及香港銀行學會副會長。懲教署人員子女教育信託基金投資顧問委員會主席，公務員薪俸及服務條件常務委員會委員，破產欠薪保障基金委員會委員，香港應用科技研究有限公司董事，槓桿式外匯買賣條例仲裁委員會委員，證券及期貨事務監察委員會程序覆檢委員會委員及投訴警方獨立監察委員會觀察員。

蒙民偉博士

Hon. DBA, Hon. LLD, Hon. DSSc　非執行董事

75歲。1995年獲委任為本行董事。信興集團主席兼董事長。一國兩制研究中心顧問委員會委員。香港電器製造業協會名譽主席。南京大學董事會名譽董事長，清華大學教育基金會顧問及清華大學高等研究中心基金會董事，北京大學教育基金會名譽理事，上海交通大學董事會名譽董事，廣東暨南大學董事會董事。香港科技大學顧問委員會委員，及香港理工大學顧問委員會委員。

陳棋昌先生

FHKIB　執行董事兼副行政總裁

56歲。1965年加入本行，1987年至1995年任公司秘書，1992年擢升為總經理，1996年任本行董事，並於1997年擢升為副行政總裁，協助行政總裁處理本集團之整體運作及管理。於銀行界具廣泛知識和經驗。珠江船務發展有限公司、四洲食品網匯控股有限公司及運盛（中國）投資集團有限公司董事。強制性公積金行業計劃委員會委員。

羅友禮先生

SBS, BSc, MSc　獨立非執行董事及審核委員會主席

61歲。2000年獲委任為本行董事。維他奶國際集團有限公司執行主席。中國全國政協委員。食物及環境衛生諮詢委員會委員，香港外展信託基金會副會長，香港飲品製造商協會副主席，香港僱主聯合會理事會會員及康乃爾大學校董會校董。The East Asiatic Company Ltd. A/S及平平置業有限公司董事。

TAN SRI DR. KHOO KAY-PENG

PSM, DPMJ, KMN, JP, HonDLitt, Hon. LLD, Non-executive Director

Aged 64. Appointed a Director in 2001. The Chairman and Chief Executive of Malayan United Industries Berhad, which is a diversified group with business interests in the Asia Pacific, the United States of America ("USA") and the United Kingdom ("UK"). He is also the Chairman of Laura Ashley Holdings plc, UK, Corus & Regal Hotels plc, UK, MUI Hong Kong Ltd. and a director of SCMP Group Limited, Hong Kong. Previously, Tan Sri Dr. Khoo had served as the Chairman of the Malaysian Tourist Development Corporation (a Government Agency), the Vice Chairman of Malayan Banking Berhad and a trustee of the National Welfare Foundation. He is currently a trustee of the Malaysian Humanitarian Foundation and Regent University, Virginia, USA. Tan Sri Dr. Khoo is also a board member of Northwest College, Seattle, USA, as well as a Council Member of the Malaysian-British Business Council and the Malaysia-China Business Council.

MR. THOMAS KWOK PING-KWONG

MSc (Bus Adm), BSc (Eng), FCPA, JP, Independent Non-executive Director and Member of the Audit Committee

Aged 51. Appointed a Director in 2001. Mr. Kwok is the Vice Chairman and Managing Director of Sun Hung Kai Properties Limited, Chairman of Route 3 (CPS) Company Limited, Joint Chairman of IFC Development Limited and an Executive Director of Sunevision Holdings Limited. He is currently an Executive Vice President of The Real Estate Developers Association of Hong Kong, a committee member of the Land Sub-Committee & Planning Sub-Committee of the Land & Building Advisory Committee, a Government appointed member of the Business Advisory Group, an Honorary Citizen of Guangzhou and a member of the Ninth Chinese People's Political Consultative Conference Shanghai Committee. Mr. Kwok holds a Master's degree in Business Administration from The London Business School, University of London and a Bachelor's degree in Civil Engineering from Imperial College, University of London.

MR. RICHARD LI TZAR-KAI

Non-executive Director

Aged 36. Appointed a Director in 2001. Mr. Li is the Chairman and Chief Executive of PCCW Limited, one of Asia's leading integrated communications companies. He is also Chairman and Chief Executive of the Pacific Century Group and Chairman of Singapore-based Pacific Century Regional Developments Limited. Before founding the Pacific Century Group, Mr. Li built STAR TV, Asia's first satellite-delivered cable television service in 1990. The sale of STAR TV to News Corp in 1993 provided the capital to launch the Pacific Century Group in October that year. He is a Governor of the World Economic Forum for Information Technologies and Telecommunications, a member of the Center for Strategic and International Studies' International Councilors Group in Washington, D.C., and a member of the International Advisory Board of the Center for International Development at Harvard University. Mr. Li is also a member of the United Nations Information and Communication Technology Advisory Group.

丹斯里邱繼炳博士

PSM, DPMJ, KMN, JP, HonDLitt, Hon. LLD　非執行董事

64歲。2001年獲委任為本行董事。為馬聯工業有限公司的董事主席兼行政總裁。馬聯工業有限公司是一間多元化的企業集團，業務遍及亞太區、美國及英國。彼亦為英國羅拉雅斯里公共上市公司(Laura Ashley)、英國Corus & Regal Hotels plc及馬聯香港有限公司董事主席，及香港SCMP集團有限公司董事。丹斯里邱繼炳博士曾任馬來西亞旅遊發展機構(一個政府機構)主席，馬來亞銀行副董事主席，及國家福利基金信託人。彼目前擔任馬來西亞人道基金會及美國維吉尼亞灘里貞大學信託人。丹斯里邱繼炳博士亦為美國西雅圖西北學院的董事，同時亦是馬英商務理事會及馬中商務理事會的委員。

郭炳江先生

MSc (Bus Adm), BSc (Eng), FCPA, JP　獨立非執行董事及審核委員會委員

51歲。2001年獲委任為本行董事。郭氏現為新鴻基地產發展有限公司副主席兼董事總經理，三號幹線(郊野公園段)有限公司主席、IFC Development Limited聯席主席及新意網集團有限公司執行董事。郭氏同時出任香港地產建設商會第一副會長，土地及建設諮詢委員會土地及規劃小組成員，政府委任之營商諮詢小組成員。廣州市榮譽市民及第九屆中華人民共和國全國政協上海市委員會的委員。郭氏持有英國倫敦大學工商管理碩士學位及倫敦大學帝國學院土木工程系學士學位。

李澤楷先生

非執行董事

36歲。2001年獲委任為本行董事。現為亞洲主要綜合通訊服務公司電訊盈科的主席兼行政總裁、盈科拓展集團主席兼行政總裁，以及新加坡盈科亞洲拓展有限公司主席。李氏在創辦盈科拓展集團前，於1990 年成立亞洲首項以衛星傳送的有線電視服務衛星電視。衛星電視於1993 年售予新聞集團，所得收益用作於同年10月成立盈科拓展集團的資本。他是世界經濟論壇(資訊科技及電訊事務)、美國華盛頓策略及國際研究中心、哈佛大學國際發展中心國際顧問委員會，以及聯合國資訊及通訊科技顧問團的成員。



In the face of the challenges, BEA will continue to pursue its proven strategy to enhance its franchise and strengthen its competitive position in the market.

面對當前的挑戰，本行將會藉着持續增長的策略，以加強銀行本身的專有品牌地位和強化在市場的競爭力。

Dr. The Hon. David LI Kwok-po
Chairman and Chief Executive
主席兼行政總裁
李國寶博士

In 2002, BEA Group achieved a profit attributable to shareholders of HK$1,288 million, representing a decrease of HK$312 million, or 19.5%, over that of HK$1,600 million for 2001. Basic earnings per share were HK$0.89. Return on average assets and return on average equity were 0.7% and 6.9% respectively.

As at 31st December, 2002, total consolidated assets were HK$185,243 million, a slight increase of HK$3,478 million over the position at the end of 2001. Advances to customers were HK$108,409 million, representing 58.5% of total consolidated assets. Customer deposits were HK$141,662 million, while the debt instruments issued stood at HK$10,277 million. The loan to deposit ratio was 71.3%, compared with 72.3% at the end of 2001. Total capital resources increased by 2.9% to HK$23,196 million.

At the forthcoming Annual General Meeting to be held on Tuesday 25th March, 2003, Mr. George Ho will retire in accordance with the Articles of Association and will not seek re-election. Mr. Ho was appointed a Director of the Bank in 1968 and has served BEA for 35 years. On behalf of the Board, I take this opportunity to extend our gratitude to Mr. Ho for his wise counsel and invaluable contribution to BEA during his tenure of service on the Board and wish him every happiness, good health and success for the future.

At the Annual General Meeting, the Directors will propose a final dividend of HK$0.35 per share which, together with the interim dividend of HK$0.21 per share paid in September 2002, will constitute a total dividend of HK$0.56 per share for the full year. This represents an increase of 3.7% over the total dividend of HK$0.54 per share for the year 2001. Shareholders whose names are on the Register of Members at the close of business on Tuesday, 4th March, 2003 will be entitled to the proposed final dividend. The final dividend will be paid in cash, with an option to receive new, fully paid shares in lieu of cash. This scrip dividend scheme is conditional upon the passing of the relevant resolution at the Annual General Meeting and the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares. The dividend warrants and the share certificates for

於2002年，東亞銀行集團錄得股東應佔溢利港幣1,288,000,000元，較2001年度的港幣 1,600,000,000元，下跌港幣312,000,000元，即19.5%。每股基本盈利為港幣0.89元。平均資產回報率及平均股本回報率分別為0.7%及6.9%。

於2002年12月31日，集團綜合資產總額達港幣185,243,000,000元，較2001年年底數字微升港幣3,478,000,000元。客戶貸款為港幣108,409,000,000元，佔綜合資產總額的58.5%。客戶存款為港幣141,662,000,000元，而已發行債務工具達港幣10,277,000,000元。貸款對存款比率為71.3%，2001年年底則為72.3%。資本總額增加2.9%，至港幣23,196,000,000元。

於2003年3月25日星期二即將召開的股東周年常會上，何佐芝先生將根據組織章程輪值告退而不會膺選連任。何先生於1968年出任董事，服務本行長達35年。本人謹藉此機會代表董事會，對何先生在任以來作出的英明指導及寶貴貢獻，致以衷心謝意，並祝何先生榮休後身體健康，生活愉快。

在即將召開的股東周年常會上，董事會將建議派發末期股息每股港幣3角5仙。連同2002年9月已派發每股港幣2角1仙的中期股息，2002年度每股將合共派發股息港幣5角6仙，較2001年度所派發的股息每股港幣5角4仙，增加 3.7%。於2003年3月4日星期二辦公時間結束時，在股東名冊上已登記的股東，將獲派發上述建議的末期股息。該末期股息將以現金派發，惟股東可選擇收取已繳足股款的新股以代替現金。是項以股代息計劃須待股東在周年常會上通過有關的決議案，並得香港聯合交易所有限公司上市委員會批准所建議發行的新股上市買賣方可作實。有關的股息單及以股代息的股票將約於2003年3月25日星期二以平郵寄予股東。是項以股代息的詳情，將連同有關選擇表格約於2003年3月4日星期二寄予各股東。


DIVIDEND FOR THE LAST 5 YEARS 過往5年股息紀錄
HKD'000
港幣千元
1,100,000
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
437,602
737,291
918,323
775,301
808,717
1998
1999
2000
2001
2002

the scrip dividend will be sent to shareholders by ordinary mail on or about Tuesday, 25th March, 2003. Details of the scrip dividend and the election form will be sent to shareholders on or about Tuesday, 4th March, 2003.

The year 2002 remained a difficult one for the Hong Kong banking industry. The pressure on margins did not subside, and profitability was adversely affected by sluggish loan demand, falling interest rates and the sharp rise in the number of personal bankruptcies. The outlook for 2003 remains challenging, despite an expected turn-around in the domestic economy. Competition among banks will continue to be keen, as they strive to maintain and expand their market positions. Banks will continue to look for new ways to use their capital effectively, and will be aggressive in exploring new revenue and profit streams. In view of the continuing difficult operating environment, there is likely to be further consolidation within the sector, as commercial pressures will benefit those with greater size and economies of scale.

BEA has maintained its strategic position as one of the most respected financial institutions in Hong Kong. In the face of the challenges, BEA will continue to pursue its proven strategy to enhance its franchise and strengthen its competitive position in the market. BEA strives to exploit new market opportunities and develop alternate income sources. It continues to seek potential acquisition and alliance opportunities as part of its growth strategy. In January 2002, BEA acquired a majority shareholding in Tengis Limited, a major provider of corporate services. BEA has subsequently brought Tengis and other related acquisitions together under Tricor Holdings Limited, building the largest provider of business, corporate and investor services, including share registration, corporate secretarial, trust and outsourced administration services, in Hong Kong. This business offers excellent cross-selling opportunities to the Group, and will be a significant fee income contributor to BEA in the coming years. In February 2002, BEA kicked off its new corporate identity initiative, with a dynamic brand image and new branch layouts tailored to the Group's strategy. To realise greater value from its extensive local branch network, BEA has repositioned itself as a comprehensive one-stop financial services centre and undertaken a broad programme to promote the sale of insurance, wealth management and other products at its branches.

Improving operating efficiencies has been a key focus in the Group's operations. BEA has undertaken a number of initiatives to achieve this objective. BEA successfully completed the merger with First Pacific Bank in April 2002, enhancing its efficiency and economies of scale. Rationalisation of the branch network has progressed as scheduled, and the number of branches was reduced to 105 by the end of 2002. BEA is also shifting certain back office operations in the areas of data entry, call centre services, computer programming and bills and credit card support to its lower-cost Guangzhou Operation Centre, which commenced operation in October 2002.

The China market forms an important element of BEA's growth strategy. The Bank has aggressively leveraged its well established presence in China to further enhance its position as a premier foreign bank. With an extensive branch and office network, BEA is well prepared to capitalise on the opportunities arising from the liberalisation of the banking industry following China's accession to the World Trade Organization. BEA will also explore strategic alliance opportunities in China to enhance its business development and opportunities.

With our unique position in the China market, the synergy of our corporate services and insurance businesses with our main banking business, the aggressive promotion of our brand identity and our strong customer base, we will continue to build for the future and enhance our franchise in Hong Kong, the Mainland and international markets.

David LI Kwok-po
Chairman and Chief Executive

Hong Kong, 11th February, 2003

2002年對於香港銀行業是持續困難的一年。在貸款需求呆滯、利率下調和個人破產個案急升的情況下,銀行盈利深受負面影響,邊際利潤持續受壓。展望2003年,本地經濟可望復甦,但經營環境依然充滿挑戰。各銀行為設法維持本身的競爭力和市場地位,相互間的競爭將持續激烈。銀行同業將會繼續尋求其他更佳的方法,以更有效地運用銀行資本和拓展新的收入和盈利來源。而有鑑於經營環境持續困難,相信收購合併仍將會是銀行為擴大規模和增加經濟效益的一個趨勢。

東亞銀行繼續維持其作為香港其中一家最被尊崇財務機構的策略地位。面對當前的挑戰,本行將會藉著持續增長的策略,以加強銀行本身的專有品牌地位和強化在市場的競爭力。本行矢志拓展新的市場商機和其他不同的收入來源。東亞銀行將繼續透過具潛質的收購及策略性聯盟,以實行其增長策略。在2002年1月,本行成功收購了主要的企業服務供應商登捷時有限公司的大部分股權。隨著是項收購,東亞銀行成功將登捷時及其他已收購的公司納入於卓佳集團旗下營運,得以在香港建立為一家最大的商務、企業及投資者服務公司之領導地位,提供證券登記、公司秘書、信託及外判支援行政工作等等的服務。對於整個集團而言,有關的業務更提供了極佳的交叉銷售之機會,並將成為本行在未來數年費用收入的一個重要來源。此外,在2002年2月,本行更推出了全新的企業形象,以充滿動感的品牌形象和全新的分行外貌以配合本集團的業務策略。為求從本行廣泛的本地分行網絡中獲取更大的價值,東亞銀行已開展了一項龐大的業務計劃,進一步加強分行在銷售保險、財富管理服務和其他產品的推廣工作,從而配合本行提供全面一站式金融服務的業務目標。

提升銀行營運效率一直是東亞銀行的運作重點。本行正在進行一連串的行動以達致此項目標。2002年4月,第一太平銀行成功與本行合併,合併後本行的效率和經濟效益皆有所增強。本地分行優化計劃亦如期進行,且進展良好:於2002年年底,分行數目已減至105間。同時,本行亦逐步將若干後勤工作包括資料輸入、熱線中心服務、電腦程式設計、押匯服務,以及信用卡支援等工序北移至運作成本較低的廣州後勤中心。該後勤中心已於2002年10月開始運作。

中國市場一直是東亞銀行增長策略的一個重要組成部分。國內市場前景龐大,本行已積極透過在國內強大和發展良好的基礎,以穩固作為卓越外資銀行的地位。憑藉廣泛的分行網絡和營業據點,本行已作好充分準備,以爭取中國在加入世界貿易組織後,放寬銀行業所帶來的無限商機。東亞銀行亦將繼續尋求發展空間,在中國內地作策略性聯盟以拓展業務和商機。

憑藉本集團在中國的獨特優勢,結合了主體的銀行業務、潛力優厚的企業服務和保險業務,以及積極推廣的品牌形象,再加上強大的客戶基礎,東亞銀行將會繼續努力建設未來,並加強本行在香港、中國和國際市場中的獨有地位。

主席兼行政總裁
李國寶

香港,2003年2月11日

FINANCIAL REVIEW

Financial Performance

2002 was a very challenging year, both for Hong Kong and for the BEA Group. Despite record low local interest rates, there was little improvement in the economic environment. The unemployment rate remained high, and ongoing deflation, further declines in the property market, and the growing incidence of personal bankruptcies, seriously affected the banking industry's asset quality, loan business and profit growth.

In the face of this difficult banking environment, BEA recorded a 3.8% growth in total operating income to HK$5,408 million and 7.2% growth in operating profit before provisions to HK$2,521 million for the year ended 31st December, 2002. However, an increase in the net charge for bad and doubtful debts resulted in a decline in profit attributable to shareholders of 19.5% to HK$1,288 million.

Due to a narrowing of the net interest margin and the inactive loan market, net interest income decreased by HK$151 million. Non-interest income increased by HK$347 million, or 28.2%, when compared with 2001, due mainly to the contribution of acquisitions made in recent years and diversification of fee based income sources. As a result, total operating income increased by HK$196 million, or 3.8%, from HK$5,212 million in 2001 to HK$5,408 million in 2002.

Total operating expenses increased slightly by 0.9% over the corresponding figure for 2001 to HK$2,887 million. The increase was mainly due to the inclusion of the operating expenses of newly acquired subsidiaries in the consolidated accounts. If these were excluded, the operating expenses would show a decline of 3.0%. The cost to income ratio decreased from 54.9% in 2001 to 53.4% in 2002, reflecting BEA's keen determination to reduce costs.

Operating profit before provisions was HK$2,521 million for the year ended 31st December, 2002, an increase of HK$170 million or 7.2% over the HK$2,351 million attained in 2001, demonstrating BEA's good performance in its core banking business.

The sharp rise in credit card and consumer loan defaults was a serious problem that affected the entire banking industry during 2002. The net charge for bad and doubtful debts increased by HK$379 million, or 87.6%, compared to 2001, to HK$811 million. This increase was mainly due to the deterioration in asset quality on credit card and consumer finance loans. Non-performing loans dropped to 2.9% from 3.1% at the end of the previous year.

財務回顧

財務表現

對香港和東亞銀行集團而言，2002年仍然是充滿挑戰的一年。雖然本地利率已處於歷史性低位，但亦無助改善本港的經濟環境。失業率持續高企，通縮情況仍然惡劣，地產市道復進一步下跌，加上個人破產數字屢屢上升，這種種因素均嚴重影響銀行業的資產素質、貸款業務以及盈利的增長。

面對如此困難的經營環境，東亞銀行於截至2002年12月31日止的年度內，經營收入總額達港幣5,408,000,000元，上升3.8%；未扣除準備的經營溢利則為港幣2,521,000,000元，增加了7.2%。然而，由於壞賬及呆賬支出增加，導致股東應佔溢利下跌19.5%，至港幣1,288,000,000元。

由於淨息差持續收窄，貸款市場需求疲弱，使淨利息收入下跌港幣151,000,000元。與2001年比較，非利息收入卻增加港幣347,000,000元，上升28.2%；這主要是由於本集團在最近數年作出各項收購，以及致力拓展費用收入來源帶來的盈利貢獻所致。因此，經營收入總額由2001年的港幣5,212,000,000元，上升至2002年度的港幣5,408,000,000元，共增加港幣196,000,000元，升幅為3.8%。

經營支出總額較2001年的數字稍微上升0.9%，至港幣2,887,000,000元。支出增加主要是由於本行將新收購的附屬公司之相關經營支出計入綜合賬項內。如撇除此等支出，本行的經營支出實際上減少了3.0%。至於成本相對收入之比率則由2001年的54.9%，下降至2002年的53.4%，再次反映本行致力控制成本的決心。

於截至2002年12月31日的年度內，未扣除準備之經營溢利達港幣2,521,000,000元，較2001年錄得的港幣2,351,000,000元增加了港幣170,000,000元，上升7.2%，顯示本行的核心銀行業務有良好的表現。

然而，年內信用卡和私人貸款壞賬激增的嚴重情況，對整個銀行業影響至深。東亞銀行的壞賬及呆賬支出相對2001年增加港幣379,000,000元，即87.6%，達港幣811,000,000元。呆壞賬增加主要是由於本行信用卡和私人貸款的資產素質轉壞所致。不履行貸款比率則由2001年度的3.1%，進一步跌至2.9%。


OPERATING INCOME VS OPERATING EXPENSES
經營收入及經營支出
Operating Income 經營收入
Operating Expenses 經營支出
* Restated due to changes in accounting policies * 因會計政策變更而重報
HKD'000
港幣千元
5,500,000
5,000,000
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
4,222,106
4,569,515
4,969,861*
5,211,985
5,407,926
1,707,609*
1,810,746*
2,098,752*
2,860,768
2,886,949
1998
1999
2000
2001
2002

Due to the higher bad and doubtful debt charges, operating profit after provisions recorded a drop of 10.9% to HK$1,710 million.

BEA's branch rationalisation programme was pursued with vigour during 2002, in order to enhance the efficiency of the branch network. A number of branches were either closed or relocated to better locations. As a result, there was a loss on disposal of fixed assets of HK$31 million for the year.

In 2002, BEA conducted an exercise to value all investment properties at open market value. As a result, there was a total revaluation loss on investment properties of HK$92 million recorded in 2002.

Share of profits less losses from associates turned from a net loss of HK$13 million in 2001 to a net profit of HK$33 million in 2002, reflecting the improved performance of associates. After taking into account a decrease of 4.8% in taxation and an increase of 118.5% in minority interests, profit attributable to shareholders was HK$1,288 million, a 19.5% decrease over the HK$1,600 million of the previous year.

Financial Position

Total assets of the BEA Group were HK$185,243 million at the end of 2002, 1.9% up from HK$181,765 million at the end of previous year. Advances to customers grew by 0.2% to HK$108,409 million, where the growth was mainly from the Mainland and international markets. Other investments in securities also rose, with funds redeployed from lower yielding short-term loans.

BEA continued to focus on controlling funding costs during the year. Total deposits increased by 1.5% to HK$151,939 million, with customer deposits up 0.6% at 31st December, 2002. Demand deposits and current accounts grew by HK$807 million, or 12.9%, to HK$7,045 million at year-end 2002, as compared with HK$6,238 million at the previous year-end. Savings deposits increased from HK$23,728 million in 2001 to HK$27,769 million, reflecting customers' preference for relatively more liquid investments in the current low interest rate environment. Time deposits at year-end 2002 stood at HK$106,848 million, down by HK$4,003 million or 3.6% when compared with the balance at the previous year-end.

During the year, BEA issued certificates of deposit totalling US$560 million and HK$3,235 million, respectively. The Bank redeemed certificates of deposit amounting to US$953 million upon maturity, and repurchased its own certificates of deposit amounting to US$8 million.

Also, BEA issued discounted certificates of deposit totalling HK$519 million and US$90 million, respectively, and made repurchases totalling HK$3 million during the year.

In September 2002, BEA repurchased convertible bonds amounting to US$25 million and rolled out its first series of retail callable certificates of deposit. BEA issued retail callable certificates of deposit with a total value of HK$400 million during the year.

At the end of December 2002, the face value of the outstanding debt portfolio was HK$10,439 million, with the carrying amount equal to HK$10,277 million.

After taking into account all debt instruments issued, the loan-to-deposit ratio was 71.3%, being 1.0% lower than the 72.3% reported at the end of 2001.

As at 31st December, 2002, shareholders' fund stood at HK$18,875 million, an increase of HK$627 million or 3.4% when compared with HK$18,248 million of 2001.

由於年內的壞賬及呆賬支出上升，本行已扣除準備之經營溢利減少10.9%至港幣1,710,000,000元。

東亞銀行在2002年全力推行分行優化計劃，該計劃旨在提升分行的營運效率。年內，本行已將若干分行關閉，或將之遷移至更有利的地點。因此，本行在出售部分固定資產錄得了港幣31,000,000元的虧損。

在2002年，本行就所有投資物業按公開市場值進行了全面的評估，結果為2002年內本行在投資物業錄得了總共港幣92,000,000元的重估虧損。

應佔聯營公司的溢利減除虧損，則由2001年的淨虧損額港幣13,000,000元，轉至2002年度錄得淨溢利港幣33,000,000元，顯示聯營公司的業績續有改善。在計入税項減少4.8%，以及少數股東權益上升了118.5%的因素後，東亞銀行集團在2002年的股東應佔溢利為港幣1,288,000,000元，比較對上年度的港幣1,600,000,000元，共下跌19.5%。

財務狀況

東亞銀行集團於2002年年底的資產總額，由2001年的港幣181,765,000,000元，增加1.9%至港幣185,243,000,000元。本行於年底的客戶貸款增加了0.2%至港幣108,409,000,000元。貸款增長主要是源自中國內地及國際市場。此外，本行將資金由收益較低的短期貸款投放至回報較高的用途，故此其他證券投資亦告上升。

2002年內，本行繼續集中控制資金成本。在2002年12月31日，存款總額增加1.5%至港幣151,939,000,000元，而客戶存款則上升了0.6%。於年底，活期存款及往來賬戶存款增加了港幣807,000,000元，即上升12.9%至港幣7,045,000,000元，相較2001年年底則為港幣6,238,000,000元。儲蓄存款由2001年的港幣23,728,000,000元，增至港幣27,769,000,000元，反映客戶在目前的低息環境下，仍然喜歡選取資金流動性較高的投資方法。於2002年年底，存放於本行的定期存款為港幣106,848,000,000元，比較上年度的同日結存減少港幣4,003,000,000元，減幅為3.6%。

本行在2002年內分別發行總值560,000,000美元及港幣3,235,000,000元的存款證，並於年內贖回953,000,000美元已到期之存款證，及購回其8,000,000美元存款證。

此外，本行在2002年內分別發行總值港幣519,000,000元及90,000,000美元的貼現存款證，並於年內購回總值港幣3,000,000元的貼現存款證。

在2002年9月，本行購回其25,000,000美元可換股債券，及首次推出零售可贖回存款證。於年內，本行合共發行了港幣400,000,000元零售可贖回存款證。

於2002年年底，本行的債務組合總額面值為港幣10,439,000,000元，其賬面值則為港幣10,277,000,000元。

在計入所有已發行的債務工具後，本行的貸款對存款比率為71.3%，較2001年年底的72.3%下降1.0%。

於2002年12月31日，股東資本為港幣18,875,000,000元，比較2001年同日數字港幣18,248,000,000元增加了港幣627,000,000元，即上升3.4%。

Maturity Profile of Debts Issued

(All expressed in millions of dollars)

	Currency	Total Face Value	Year of Maturity			
			2003	2004	2006	2007
Floating Rate Certificates of Deposit						
Issued in 2001	HKD	1,000	1,000			
Issued in 2002	HKD	3,235	2,135	1,100		
Issued in 2002	USD	560	560			
Total	HKD	4,235	3,135	1,100		
Total	USD	560	560			
Fixed Rate Certificates of Deposit						
Issued in 1999	HKD	100		100		
Discounted Certificates of Deposit						
Issued in 2002	HKD	516			516	
Issued in 2002	USD	90				90
Convertible Bonds						
Issued in 1996	USD	15	15			
Retail Callable Certificates of Deposit						
Issued in 2002	HKD	400				400
Total Debts issued in HKD equivalent		**10,439**	**7,622**	**1,200**	**516**	**1,101**

Risk Management

BEA has established comprehensive risk management procedures that enable it to identify, measure, monitor and control the various types of risk it faces, and, where appropriate, to allocate capital against those risks. All risk management policies have been approved by the Board of Directors. Risk management mechanisms have been established at different levels throughout the Group. This is supplemented by active management involvement, effective internal controls and comprehensive audits in the best interests of BEA.

OPERATIONS REVIEW

IMPROVEMENT TO OPERATIONS

Relocating Back Office Functions to the Mainland

BEA has set up an operations centre in Guangzhou to handle selected back office functions for the Group. This centre commenced operation in October 2002, and at present is handling data input and processing. BEA will relocate additional back office functions to the Guangzhou centre in the years ahead.

Office Centralisation

In June 2002, BEA entered into an agreement for the purchase of 406,660 sq.ft. at "Millennium City 5", a proposed new building to be erected in Kwun Tong, with the aim of centralising most supporting operations of the Bank. The consideration was HK$1,333,844,800 (subject to final adjustments and is inclusive of stamp duty). Office centralisation will help BEA reduce the cost of its operations in the medium term and will contribute to the growth of the Bank in the long term by facilitating the introduction of new technology and work methods.

已發行債務證券之年期

(以百萬元位列示)

	貨幣	總面值	到期年份 2003	2004	2006	2007
浮息存款證						
於2001年發行	港幣	1,000	1,000			
於2002年發行	港幣	3,235	2,135	1,100		
於2002年發行	美元	560	560			
合共	港幣	4,235	3,135	1,100		
合共	美元	560	560			
定息存款證						
於1999年發行	港幣	100		100		
貼現存款證						
於2002年發行	港幣	516			516	
於2002年發行	美元	90				90
可換股債券						
於1996年發行	美元	15	15			
零售可贖回存款證						
於2002年發行	港幣	400				400
所有已發行債務證券(相等於港幣)		**10,439**	**7,622**	**1,200**	**516**	**1,101**

風險管理

東亞銀行已建立一套完善的風險管理程序,以識別、衡量、監察及控制本行所承受的各類風險,並於適當的情況下分配資本以抵禦該等風險。所有風險管理政策均經過董事會審核。集團內各業務層面已建立風險管理機制,並配合管理層的適當參與、有效的內部控制及完善的稽核以確保本行最大的利益。

業務回顧

提升運作環境,配合業務發展

後勤工序北移

東亞銀行已在廣州設立一後勤中心,處理本集團部分後勤工序。該中心已於2002年10月開始運作,現階段以處理資料輸入及整理為主。本行將於未來數年繼續將更多的後勤工序移往該中心處理。

集中支援業務辦公室計劃

2002年6月,東亞銀行簽訂了一項協議,購入位於觀塘將建成的「創紀之城第5期」共406,660平方呎的物業,旨在配合集中大部分支援業務的計劃。有關交易的代價為港幣1,333,844,800元(有待最後調整作準,並已包括印花稅)。透過引入最新技術和工作流程,此辦公室集中計劃在中期而言有助本行減低運作成本,長遠來說更有助本行繼續增長。


BEA東亞銀行

The opening of the first SupremeGold Centre marked a major step in BEA's programme to develop premium banking services.
首間顯卓理財中心開業，標誌著本行在發展尊貴理財服務上踏出重要一步。

PERSONAL BANKING

Branch Distribution

In June 2001, BEA launched the Branch Transformation Project with a view to exploiting the sales potential of its branch network. The Project was rolled out to all branches in phases, with the final phase completed by the end of 2002. The overarching aim of this exercise was to increase sales of Bank products through the branch network, and results to date have been encouraging.

- A new branch design concept has been developed to project a modern image for the Bank, and to enlarge the sales area in the banking hall so as to enable sales staff to serve customers more efficiently. This new design concept has been successfully implemented in selected branches. More branches will be renovated to the new standard in coming years.
- Elimination, centralisation, streamlining and automation of operating procedures are continuously implemented to save operating costs and free more staff to perform sales activities.
- A performance reward system has been introduced to encourage branch staff to take a pro-active role to solicit more banking business.

BEA continued to rationalise its branch network in the past year.

- A total of 23 branches (either with low business potential or over-represented in the same district) were closed and merged with nearby branches with better locations.
- A new Branch at Olympian City was opened in October, to serve this important new commercial complex and transport hub.
- The Bank will continue to relocate more branches from areas with less potential to sites with desirable strategic locations, bringing in more business and serving customers better.

To encourage long term rather than transactional banking relationships with customers, SupremeGold Service was launched in December targeting customers with deposits of not less than HK$500,000 or equivalent.

- SupremeGold provides one-stop personalised banking services. A Relationship Manager is assigned to each SupremeGold Member to enhance the banking relationship.
- SupremeGold Centres offering an exclusive environment will be opened at selected branches. The first SupremeGold Centre at Tsim Sha Tsui Branch was opened in December 2002. A second one was opened at Mongkok Branch in January 2003. By the end of 2003, a total of 10 SupremeGold Centres will be rolled out at selected branches.

Cyberbanking

During 2002, BEA further widened the service scope of Cyberbanking by offering Market Express, Scheduled Instruction of Funds Transfer and Bill Payment, and Online Insurance Services. In addition, Cyberbanking was made available to all BEA credit card holders. In October 2002, Cyberbanking was awarded the "Web Care Award" for providing a barrier-free web site to the Internet community. Also, Cyberbanking – MyCyberWorld was awarded "Asian Banker Retail Product Excellence Award" under "The Asian Banker Excellence in Retail Financial Services Awards 2002".

個人銀行業務

分行業務

自2001年6月起，本行開始推行「分行轉型計劃」，以開拓及發揮分行的潛在銷售能力。這計劃分階段在所有分行進行，最後階段已於2002年年底完成。「分行轉型計劃」的首要目標是要透過分行網絡增加銀行產品的銷售額，推行至今已取得理想的銷售成績。



Branches have been renovated following BEA's new design concept, and sales areas in the banking hall enlarged to allow sales staff to serve customers more efficiently.
本行採用全新的分行設計，並逐步將分行大堂內用於銷售服務的空間擴闊，以加強分行銷售服務及效率。

- 本行改變了分行的設計，為分行注入現代化的鮮明形象，並且擴闊分行大堂內用於銷售服務的空間，加強分行銷售人員的服務及銷售效率。本行已於若干分行成功推行這全新的設計概念，未來數年會將這新的概念陸續推展至更多分行。
- 本行繼續透過推行減省日常工序、中央操作處理、簡化流程及自動化方式，從而讓更多前線員工可專注於銷售及推廣產品的工作，同時亦有助節省運作成本。
- 為配合推動銷售業務，本行已推行分行員工「銷售獎勵計劃」，鼓勵分行員工爭取更佳的銷售成績。

上年度，本行繼續進行分行網絡優化計劃。

- 本行共有23間分行關閉，並與鄰近位置更佳的分行合併。該等被關閉的分行均為業務機會較遜，或在地區內與其他分行重疊。
- 於10月，本行在奧海城開設了一新分行，特別針對該區全新的商業中心和交通樞紐之特點，為客戶提供完善的銀行服務。
- 本行將會繼續檢討各分行的位置及分布，將業務機會較遜的分行遷至更具策略性的理想位置，令分行能夠拓展更多業務機會，及為客戶提供更佳服務。

另一方面，為超越與客戶一般的純銀行交易服務，強化與他們的長遠良好關係，本行已於2002年12月推出「顯卓理財」服務。此服務專為理財總值不少於港幣500,000元或等值之客戶而設，為他們提供優越的理財服務。

- 「顯卓理財」提供一站式的個人銀行及理財服務，每名顯卓理財客戶均會由指定的客戶經理提供貼身的個人銀行服務，全面照顧其理財需要。
- 首間顯卓理財中心已於2002年12月在尖沙咀分行開業，為顯卓理財客戶提供優雅及舒適的環境；於2003年1月亦已在旺角分行增設另一理財中心。本行將會陸續在其他選定的分行設立顯卓理財中心，並計劃在2003年年底前設立10間顯卓理財中心，為客戶提供優質的理財服務。

電子網絡銀行服務

於2002年，本行電子網絡銀行服務進一步拓展服務範圍，推出更多嶄新的功能，包括提供市場快訊、轉賬及繳費預設指示，以及全面的網上保險服務。同時，電子網絡銀行服務已推廣至本行所有信用卡客戶。電子網絡銀行服務更因設有無障礙的特點，方便更多互聯網社羣使用，在2002年10月獲頒「無障礙優異網站獎」。此外，電子網絡銀行服務內的 MyCyberWorld，最近更榮獲「*The Asian Banker 2002*零售金融服務卓越大獎」(The Asian Banker Excellence in Retail Financial Services Awards 2002)中的「*Asian Banker 2002*零售產品卓越獎」(Asian Banker Retail Product Excellence Award)。



Customer Relationship Management System

BEA successfully implemented Stage 2 of the Customer Relationship Management System in 2002. The Bank is now in a better position to carry out segmentation studies and implement effective pricing strategies to boost profitability.



Sun Hung Kai Properties
新鴻基地產

In addition to tailor-made mortgage products for the secondary market, BEA has actively participated in a number of major primary market projects, providing a comprehensive mortgage loan service.
除了推出切合二手市場的按揭產品外，本行亦有積極參與多個主要的一手樓盤項目，為客戶提供全面的按揭貸款服務。

Property Loans

In the face of the stagnant property market and fierce market competition for mortgage loan business, BEA sought out niche markets with potential for higher returns.

Several new products were introduced to cater for customers with unique financial needs. In June, BEA launched the "URA Bridging Loan Scheme", to meet the requirements of homeowners affected by the Urban Renewal Authority's redevelopment projects. In July, BEA participated in the Home Owner Mortgage Enhancement Programme of Hong Kong Mortgage Corporation ("HKMC") and introduced the "140% Mortgage Plan for Homeowners in Negative Equity". At year-end, BEA pioneered the "Free of Premium Mortgage Plan" to provide to homeowners a one-stop loan service with a loan-to-value ratio as high as 90% for loans made under the Mortgage Insurance Programme of HKMC.

Consumer Loans

In response to the challenges posed by the soaring bankruptcy rate and the problem of bad loans within the banking industry, BEA has striven to maintain good asset quality by strengthening its credit control policies and procedures. Weak consumer sentiment has depressed the demand for consumption-related loans. To capture loan business in this difficult environment, BEA has launched tailor-made loan programmes targeting good quality customers with specific loan objectives, as well as inviting re-borrowing from existing customers with sound repayment records.


BEA PASSPORT
Asia Miles
WORLDWIDE

Credit Cards

The sharp rise in credit card bad debt during 2002 has had a severe impact on the credit card business in Hong Kong. BEA has taken several actions to minimise its potential loss under these difficult conditions. The Bank's credit policy has been refined. Responsive credit underwriting measures were taken to maintain the quality of the credit portfolio. Although the overall economic situation is unlikely to improve significantly in the short-term, these precautionary measures will help in reducing the level of bad debt suffered by the Bank.

The Bank has explored appropriate strategies to further develop its card business in the current business environment. BEA has enhanced the range of benefits offered to cardholders; most significantly, BEA became a member of the Asia Miles programme at the beginning of the year. Two new co-branded card programmes were launched during the year, the Hong Kong Professional Teachers' Union VISA Card and the Hong Kong Racehorse Owners Association VISA PLATINUM Card. Through these customer-focus programmes, the Bank aims to create a positive image in the market so as to attract customers with a higher profit potential.

Bancassurance

The Children Education Fund Sponsorship Programme was held for a second year in April 2002. Three families, all of whom won the Most Resembled Parent-Child Photo Competition in public voting by readership of the *Ming Pao*, were each awarded a Children Education Fund in the form of an Education Insurance Policy. This contest attracted a high number of applicants and has proven very effective in raising the profile of BEA's bancassurance offerings.

"EnsurPro" - the range of bancassurance products available for individuals was expanded during the year with the launch of the "Dear Lady Insurance" Plan in October 2002. To meet the increasing insurance needs of small and medium-size enterprise (SME) clients, two bancassurance products designed specifically for this market segment were launched in 2002.

客戶關係管理系統

本行已於2002年成功實施了「客戶關係管理」系統的第二階段。本行現已更加準備就緒，進行深入的客戶分層研究和制定更有效的定價策略，從而進一步提升盈利效益。

樓宇按揭貸款

在物業市場淡靜及業內按揭業務競爭激烈的情況下，東亞銀行致力發展具潛力的專對性市場領域，以求取得更佳的回報。

為迎合客戶的特別財務需要，本行推出了數個全新的按揭產品。於2002年6月，配合市區重建局的重建計劃，東亞銀行特別為受影響的業主提供「市區重建過渡貸款」，以解決其財務需要。7月份，本行參與了由香港按揭證券公司推出的「負資產按揭保險計劃」，並提供「負資產140%按揭計劃」。於年底，東亞銀行率先推出了「零保費九成按揭計劃」，為香港按揭證券公司之按揭保險計劃的客戶，提供一站式及貸款額最高達樓宇估值90%的貸款服務。

私人貸款

破產個案及壞賬率持續上升，使整個銀行業的經營環境充滿挑戰，然而東亞銀行卻能透過加強其信貸監控政策和程序，致力維持良好的資產素質。與此同時，在市民消費意欲下降的影響下，對消費貸款的需求持續疲弱。面對如此困難的營商環境，本行亦成功地推出了一連串切合客戶所需的私人貸款計劃，進一步吸納有特定貸款用途的優質客戶，同時鼓勵還款紀錄良好的現有客戶循環再借。


HKPTU VISA CARD LAUNCH CEREMONY
BEA
VISA
BEA joined hands with the Hong Kong Professional Teachers' Union to introduce the HKPTU VISA Card.
本行與香港教育專業人員協會攜手推出「香港教育專業人員協會VISA卡」。

信用卡業務

2002年，香港的信用卡市場一直受壞賬上升所影響。在此困難的經營境況下，東亞銀行已採取若干措施，盡量減低可能的虧損，例如本行已修訂有關的信貸政策，亦已採納相應的信貸審批措施，以維持信貸組合內良好的資產素質。雖然短期內整體的經濟情況未可能獲重大改善，但這些預防措施將有助本行減少壞賬。

業務拓展方面，本行仍能因應目前的經營環境，以適當的策略開拓信用卡業務的商機。本行致力為現有的信用卡客戶提供更多專享優惠，當中最重要的，是本行已在2002年初成為「亞洲萬里通」計劃的會員機構，為信用卡客戶提供此特有優惠。年內，本行又推出了兩張新的聯營卡，分別是香港教育專業人員協會VISA卡及香港馬主協會VISA白金卡，以廣納優質的信用卡客戶。本行藉著這些以客為尊的推廣活動，可建立正面的市場形象及吸引更多優質客戶。


BEA東亞銀行
VISA
BEA launched the Hong Kong Racehorse Owners Association VISA PLATINUM Card together with the Hong Kong Racehorse Owners Association.
與香港馬主協會合作推出「香港馬主協會VISA白金卡」。

銀行保險業務

本行在2002年4月第二度舉辦「寶寶安心保」教育基金資助計劃。這次計劃以「寶寶親子餅印大比拼」攝影比賽的形式進行，共送出三份「寶寶安心保」教育基金保單予三個在 *明報* 讀者公開投票下選出的家庭。這次比賽反應非常熱烈，大大提高了「安心保」產品在市場的知名度。

2002年10月，本行推出「至愛女性安心保」計劃，至此「安心保」已建立了整系列的個人保險產品。而為滿足中小企客戶對保險服務的需求，年內，本行亦推出了兩項團體保險產品，廣受市場注意。

Blue Cross Insurance

In recognition of its service record, Blue Cross was re-appointed as one of the insurance carriers for the Voluntary Medical Insurance Scheme for Civil Servants in July 2002. In September 2002, Blue Cross secured a major new contract from the Hong Kong Professional Teachers' Union to be the exclusive medical insurer for the Union's voluntary medical insurance scheme.

Blue Cross continues to enhance its product delivery systems and customer support initiatives. In 2002 Blue Cross launched the SuperCare online service. This innovative online tool enables Blue Cross customers to access their personal claims information and the medical providers network online.

In early January 2003, Blue Cross launched an innovative insurance sales system to assist travellers to China. The Intelligent Insurance Machine, the first of its kind in Hong Kong, is a state-of-the-art electronic kiosk that allows travellers to purchase Blue Cross China Travel Accident Insurance instantly at most KCRC East Rail stations.

Blue Cross was invited by the China Insurance Regulatory Commission in December 2002 to make a formal application to establish a representative office in Shanghai. It is anticipated that the Blue Cross Shanghai Representative Office will be opened in 2003.

Blue Cross recorded a growth of 28% in premium income to HK$604 million in 2002. Life insurance business grew at a rate of 181% and non-life insurance at 12%.

CORPORATE BANKING

Corporate Lending and Syndication

As one of the key lenders in the local syndicated and corporate lending market, the Bank has had an active year in 2002 arranging and underwriting syndicated deals for large corporate customers. In addition, a more pro-active role has been taken in soliciting business from high quality medium-sized companies by providing structured facilities on a bilateral basis.

Encouragingly, the asset size of corporate and syndicated loans grew by 13%, compared with the level as of 31st December, 2001. In particular, the Bank assumed the role of Co-ordinating Arranger or Lead Manager for several significant deals, including two HK$5,000 million syndicated loan facilities to PCCW-HKT Telephone Limited, a HK$3,500 million syndicated loan facility to Western Harbour Tunnel Company Limited and a HK$1,320 million syndicated facility to HKR International Limited.

The Bank will continue to maintain its active role in the lending market by engaging in high quality and return-justified deals.

Commercial Lending

In view of the gloomy economic conditions throughout 2002, the Commercial Lending Department stepped up programmes aimed at promoting its business:

- Mail Drop Programme – To promote trade finance service to corporate customers by mail drop.
- Bonus System Programme – Launched in April 2002 for selected customers for a trial period of six months. The programme aimed at increasing the utilisation of the granted credit facility by means of concession on commission subject to the fulfilment of certain conditions. As the result was satisfactory, the programme was expanded in November 2002.
- Programme for Tradelink – By offering exclusive banking privileges to Tradelink customers on trade finance and SME loans, BEA has successfully promoted its recently launched Corporate Cyberbanking platform.
- A new product, the Export Loan Programme, was launched in December 2002 to provide working capital finance to customers.

藍十字保險

藍十字保險在2002年7月再次獲政府委託承辦「公務員自願參與醫療保險計劃」；在9月更成功接辦了香港教育專業人員協會為其會員而設的自願參與醫療保險計劃。

藍十字保險不斷引入先進方法，以加強產品的銷售渠道和改善客戶支援服務，在保險市場佔有領導地位。2002年內，成功推出 "SuperCare" 服務，透過這項嶄新的網上資訊工具，讓客戶在任何時間及地點，均可以查詢個人的索償紀錄及藍十字醫護網絡的資料。

2003年1月上旬，藍十字保險繼續積極引進創新科技，革新保險服務，成功引入全港第一部的「保險機」。設在九鐵東鐵大部分沿線車站的「保險機」，以全自動化方式，售賣藍十字的「中國旅遊"嘟"意外保險」，為往返中國內地的旅客，提供方便、快捷、經濟的保險服務。

中國保險監督管理委員會在2002年12月向藍十字保險發出正式申請文件，藍十字在上海設立代表處的工作邁進一大步，預計該代表處可於2003年內正式成立。


Blue Cross 藍十字
旅遊
Blue Cross tapped technology to introduce the innovative Intelligent Insurance Machine.
藍十字引進創新科技，引入全港首部「保險機」。

藍十字保險於2002年錄得總保費收入共港幣604,000,000元，增長達28%。在發展人壽保險業務上繼續取得驕人的成績，以保費收入計算，增幅高達181%；非人壽保險的保費收入則上升12%。

企業銀行業務

企業及銀團貸款

作為其中一間主要貸款銀行，東亞銀行在2002年為大型企業客戶安排及包銷銀團貸款採取了積極進取的態度。年內，本行又致力爭取更多優質的中型客戶，為他們提供切合其特別需要的雙邊貸款。

在過去一年間，本行的企業及銀團貸款資產較2001年度錄得13%的增長，成績令人鼓舞。在此等貸款項目當中，本行更分別擔任香港電話有限公司兩項港幣5,000,000,000元銀團貸款、香港西區隧道有限公司港幣3,500,000,000元銀團貸款，以及香港興業國際集團港幣1,320,000,000元銀團貸款的安排行或牽頭銀行。

今後本行將繼續積極參與高素質及具理想回報的融資項目，並不斷提升我們的產品及服務水平，以滿足眾多企業客戶的不同需要。

工商業貸款

在經濟不景的情況下，工商業貸款部在2002年推出或參與了以下計劃，提供完善及高效率的貿易融資服務：


Collaboration with Tradelink – BEA Corporate Cyberbanking customers can use Tradelink's Digi-Sign ID Cert to authenticate banking transactions online.
透過與貿易通合作，讓本行企業電子網絡銀行服務的客戶可使用Digi-Sign的身份數碼證書核實身份，在網上處理銀行財務。

- 郵寄宣傳冊子予工商客戶，以宣傳及推廣本行的貿易融資服務。
- 於4月份，向特選客戶推出「獎賞計劃」，為期6個月。該計劃目的在提高信貸額度的使用率，若客戶能符合若干條件，即可就其已獲批核的信貸額度獲得特別佣金扣減。由於在是次推廣計劃中，成績令人滿意，本行於11月份再度推出獎賞計劃。
- 與貿易通攜手推動電子商貿。東亞銀行為貿易通的客戶提供貿易融資、中小型企業貸款的特別優惠，並成功向該等客戶推介本行新推出的企業電子網絡銀行服務。
- 於12月份推出新產品「出口貸款」計劃，為客戶提供營運資金的融資服務。

Community Lending

BEA launched the Corporate Tax Loan Programme during 2002, specifically to address the financial needs of SMEs. Results were in line with expectations, with a proactive marketing effort directed to specific industries, including I.T., logistics and electronics, to capture new business opportunities for the Bank.

In addition, the Bank's reputation as a lender to the SME sector was enhanced through its active participation in the formulation and drafting of the guide "Information Checklist for Unsecured Loan Application", initiated and released by the Trade and Industry Department.



BEA actively participates in the government-run SME business development programmes to promote sound financial management to SMEs.
本行積極參與政府為推動中小企業務發展的各項活動，向中小企客戶推廣全面的融資服務。


China Telecom Corporation Limited
Global Offering

Securities Lending

The local stock market suffered from low trading volume in 2002. BEA has taken advantage of the market fall-out to successfully re-position itself to play a more active role in supporting local stock trading. During the year, BEA successfully served as Receiving Bank for a number of major IPO projects, including BOC Hong Kong (Holdings) Limited and China Telecom Corporation Limited. The Bank will continue to play an important role as a lending bank as well as a service provider within the local securities market.

Bank of East Asia (Trustees) Limited

Mandatory Provident Fund

Bank of East Asia (Trustees) Limited is one of two approved trustees under the Mandatory Provident Fund ("MPF") Schemes Ordinance to offer both the Master Trust Scheme and Industry Scheme in Hong Kong. By providing professional one-stop MPF services, covering trustee, scheme administration, custody and investment management services, BEA has achieved significant growth in its MPF membership in 2002. In compliance with the statutory requirements of the MPF Schemes (Amendment) (No. 2) Ordinance 2002, BEA has also enhanced its MPF administration system, Cyberbanking services and software systems.

Trust Service

In addition to the provision of MPF services, Bank of East Asia (Trustees) Limited also offers a wide range of trustee services, including acting as executor or trustee of wills, trustee of family trusts, investment funds, unit trusts, charities and public funds. In 2002, the Company was appointed as trustee to BEA Investment Series Unit Trust and the sub-fund of the Series, BEA 104% Capital Guaranteed Hong Kong-China Bonus Return Fund, was successfully launched in January 2002.

Corporate Cyberbanking

Since the launch of the Corporate Cyberbanking service in July 2001, over 3,800 corporate customers have joined the scheme.

The level and scope of services has grown since launch, and now includes T/T and CHATS transfers; open and amend Letters of Credit; submit MPF remittance statements and arrange payment of employees' salary, in addition to a range of account management functions. BEA now accepts digital certificates issued by three recognised Certificate Authorities, including Hongkong Post Bank Cert (Bank of East Asia – Corporate), Digi-Sign ID Cert and JETCO JetCert, to authorise transactions through the Corporate Cyberbanking platform.

中小型企業貸款

秉承對中小企業的服務承諾，東亞銀行於2002年成功推出「企業稅務貸款」，以配合中小企在財務上的安排。本行專業的客戶專員，積極將本行的服務推介至各行各業，特別是電訊科技、物流及電子行業等，務求能為本行取得新的商機；結果亦如本行所期，取得了不俗的業務機會。

此外，中小型企業貸款部更積極參與及協助有關「無抵押貸款申請資料清單」的草擬和製訂事宜。該資料清單由工業貿易署提出及發布，旨在協助中小企業在提交申請融資時作出更好的準備。


THE BANK OF EAST ASIA, LIMITED
24th January 2002
Two Million and Two Hundred

The Bank gives its full support to the government-guaranteed SME Business Installations and Equipment Loan Guarantee Scheme.
東亞銀行全力支持政府提供擔保之「中小企業營運設備及器材信貸保證計劃」。

證券貸款業務

受本地經濟因素及投資氣氛薄弱的影響，香港股市在2002年的總成交額繼續萎縮；惟在此低迷的市況下，本行反而成功求得突破，在本港股市中扮演更重要角色。年內，本行致力爭取為更多新上市公司的公開招股活動提供收票行服務，特別是參與了及協助完成中銀香港(控股)有限公司及中國電信股份有限公司的龐大上市集資計劃。來年，本行將會繼續努力，於本港證券市場上提供貸款及更多元化的服務。

東亞銀行(信託)有限公司

強制性公積金

東亞銀行(信託)有限公司乃根據《強積金條例》，在本港同時營運集成信託計劃和行業計劃的兩個核准受託人之一。透過提供一站式而專業的強積金服務，包括受託人、計劃行政管理、資產保管及投資管理等服務；而本行於2002年內，在計劃成員人數方面錄得了重大的增長。同時，我們不斷提升強積金行政系統、電子網絡銀行服務和供款軟件的功能，以配合《2002年強積金(修訂)(第2號)條例》中的各項新規定，讓客戶可以更有效率地處理其有關強積金賬戶的事宜。

信託管理服務

東亞銀行(信託)有限公司在提供強積金服務之外，也為客戶提供廣泛的信託服務：包括遺囑執行人或信託人、家庭事務信託人、投資基金信託人、單位信託基金信託人、慈善基金信託人及公用基金信託人等。於2002年，東亞銀行(信託)有限公司獲委任為東亞銀行投資系列中單位信託基金及成份基金的信託人。該系列的成份基金為「東亞銀行104%保證回報中國—香港紅利基金」，已於2002年1月成功推出。

企業電子網絡銀行服務

本行自2001年7月推出企業電子網絡銀行服務以來，現已有超過3,800名企業客戶享用此方便快捷的服務。此服務讓他們隨時隨地透過互聯網進行銀行交易。

為提高服務素質，本行不斷加強其功能及推出嶄新服務。東亞銀行企業客戶不但可於網上進行管理賬戶，現更可以於網上進行電匯及透過銀行電子過賬系統即時轉賬、開立及更改信用證，以及遞交強積金付款結算書及安排僱員支薪。為確保任何於企業電子網絡銀行服務的交易可更安全和保密地執行，此服務已接受客戶使用3家認可的核證機構所發之電子證書，包括香港郵政銀行證書(東亞銀行-機構)、Digi-Sign的身份數碼證書及銀通JetCert證書，以準確地核實網上交易。



BEA teamed up with Hong Kong Productivity Council to provide a one-stop e-Commerce solution for Hong Kong's SMEs.
與生產力促進局合作，為香港中小企業提供一站式的電子商貿方案。

Business Development

To enhance the awareness of the business community regarding BEA's comprehensive corporate banking services, various marketing activities and collaborations were arranged during the year.

BEA formed strategic alliances with The Chinese Manufacturers' Association of Hong Kong and the Hong Kong General Chamber of Commerce, to assist local enterprises to expand their business in Hong Kong and the Mainland. BEA also actively participated in seminars and exhibitions organised by various Government bodies, trade associations and unions, such as the SME Market Day organised by the Trade Development Council.

BEA entered into an innovative collaboration scheme with Hong Kong Productivity Council to provide a one-stop e-Commerce solution for Hong Kong's SMEs, ranging from website design, to hosting, to credit card payment gateway service. This programme has allowed the Bank to build the customer base for its payment gateway services.

INVESTMENT SERVICES

East Asia Securities Company Limited - Cybertrading Service

The number of Cybertrading accounts grew in 2002, recording an increase of 22% from the same period last year. Currently, more than 30% of securities clients have subscribed for the Internet Trading Service.

In February 2002, East Asia Securities Company Limited successfully launched the Internet Margin Trading Service, which greatly enriched the Bank's Cybertrading Service by allowing margin clients to perform online stock trading through the Internet or IVRS Trading System. In the second half of 2002, the Real-time Stock Price Quotes Service has been upgraded to include more professional functions and three new order types, namely At-auction Limit Order, Enhanced Limit Order and Special Limit Order.

East Asia Securities Company Limited has implemented various incentive schemes, including a lower total commission rate and minimum commission rate per trade, to encourage clients to execute trades via the electronic trading platform. The schemes have generated strong response from clients. Currently, the volume of transactions executed via the Cybertrading System, expressed as a percentage of total turnover, accounts for some 57% and 37%, in terms of number of trades and transaction volume respectively.

As part of continuing efforts to upgrade its Cybertrading Service, East Asia Securities Company Limited plans to bring online trading to wireless Personal Digital Assistant (PDA) devices and to further enhance its IVRS Trading System in 2003.

業務拓展

為了讓企業客戶更瞭解本行多元化的企業銀行服務，在2002年本行推出了多項推廣活動，並與不同的機構建立合作夥伴關係。

本行與多個商會合作，如香港中華廠商聯合會及香港總商會，協助本地企業拓展其在香港與中國的業務。本行亦積極參與各政府部門或工商團體主辦的研討會及展覽會。例如，本行參與了由貿易發展局在6月舉辦的「中小企市場推廣日」。

此外，為配合企業開拓電子商貿，本行與生產力促進局合作，攜手為本港中小企業提供一站式的電子商貿方案，服務範疇涵蓋網頁設計、網頁寄存以至信用卡網上付款閘門服務。此項服務令東亞銀行就拓展付款閘門服務方面建立了穩定的客戶基礎。

投資業務

東亞證券有限公司 — 電子網絡股票買賣服務

2002年，本行的電子網絡股票買賣戶口穩步增長，較上年度同期錄得22%的增長。目前，在本行所有的證券客戶中，已有超逾三成是選用網上股票買賣服務。

於2002年2月，東亞證券有限公司成功推出互聯網保證金（孖展）買賣服務，令本行的電子網絡股票買賣服務更多元化。保證金客戶可利用此服務，透過互聯網或本行的「話音識別」電話買賣系統進行股票買賣。在2002年下半年，本行的互聯網買賣系統已提升即時股票報價服務，以加入更多專業功能及加設3種買賣盤類別，分別為競價限價盤、增強限價盤及特別限價盤。


BEA
電子網絡股票買賣服務
Cybertrading – a fast and efficient channel to trade stocks over the Internet.
本行客戶可透過電子網絡股票買賣服務，更快捷安全地在網上進行股票買賣。

為鼓勵客戶使用本行操作簡易的電子買賣平台進行股票交易，東亞證券有限公司提供有各項優惠安排，包括較低的經紀佣金及每宗交易最低佣金收費。此等優惠安排得到客戶的廣泛支持，成績令人滿意。現時，透過電子網絡股票買賣系統所完成的交易，分別佔本行總成交宗數及總成交金額57%及37%。

本行將繼續努力為客戶提供更完善的電子網絡股票買賣服務，包括計劃於2003年加入個人數碼助理（PDA）為另一種電子交易渠道，以及進一步提升「話音識別」電話買賣系統的服務。


東亞證券 BEA Securities
BEA Securities has established 12 service centres within the BEA branch network, enabling customers to easily access stock information and trade securities.
東亞證券在位置便利的分行網絡中設有12間服務中心，方便客戶查詢股市資訊和進行買賣。


tricor

The share registration public office at Tricor's head office, located at BEA Harbour View Centre in Wanchai.
位於灣仔東亞銀行港灣中心的卓佳總辦事處，設有證券登記服務處，為投資者提供先進的服務設施。

CORPORATE SERVICES

Business, Corporate and Investor Services

The BEA Group, through Group member, Tricor Holdings Limited ("Tricor"), has built the largest provider of business, corporate and investor services, including share registration, corporate secretarial, trust and outsourced administration services, in Hong Kong. Tricor has expanded its business through the acquisition of leading service providers from major international accounting firms. Operations of the Tricor companies, including Abacus Share Registrars Limited, Friendly Registrars Limited, Progressive Registration Limited, Secretaries Limited, Standard Registrars Limited and Tengis Limited, have recently been relocated and consolidated at the new Tricor Head Office, located at BEA Harbour View Centre. The share registration public office, situated on the ground floor of the building, is a state-of-the-art customer service facility for investors in companies listed on the Stock Exchange of Hong Kong.

A joint venture company, more than 70% of the shares in Tricor are owned by the BEA Group, with the New World Group holding of over 20% of the company.

On 10th January, 2003, Tricor further expanded its business by acquiring the company secretarial and client accounting businesses of PricewaterhouseCoopers in Hong Kong. The addition of the newly acquired business enlarges Tricor's team to close to 500 employees, making Tricor the market leader in terms of both scale and scope of services.

Offshore Corporate and Trust Services

BEA offers a full range of offshore corporate and trust services through its wholly-owned subsidiary, East Asia Corporate Services (BVI) Limited and its associate, East Asia International Trustees Limited, both of which are located in the British Virgin Islands. These companies have engaged legally qualified and experienced staff in the BVI, who are assisted by Group staff in Hong Kong.

CHINA DIVISION

BEA's China operations delivered very encouraging results in 2002. With China gradually opening its banking sector to foreign participation following its accession to the World Trade Organization ("WTO"), in 2002 all BEA branches in China received approval to offer full foreign currency services to all customers (including local residents and enterprises). As such, BEA's target customers in China are no longer restricted to foreigners and foreign-invested enterprises, and the Bank has been actively promoting foreign currency deposit services as well as SupremeGold for local residents. Personalised Banking Centres have been established at all BEA branches in China, with designated Relationship Managers serving top-tier customers. Meeting the needs of such customers will be one of the major objectives of the Bank in coming years.

企業服務

商務、企業、投資者服務

Tricor Holdings Limited(卓佳集團)為東亞銀行集團的成員，為客戶提供商務、企業及投資者服務包括證券登記、公司秘書、信託及行政外判服務，為香港同類型公司中規模最大的一家。卓佳集團擴展其業務乃透過收購多家主要國際會計師事務所旗下著名的服務公司。卓佳集團的成員公司包括雅柏勤證券登記有限公司、準誠證券登記有限公司、廣進證券登記有限公司、秘書商業服務有限公司、標準証券登記有限公司以及登捷時有限公司。目前，卓佳集團已將業務營運遷往並集中於集團設於灣仔東亞銀行港灣中心的總辦事處。證券登記服務處設於總辦事處地下，該服務處為香港聯合交易所上市公司的投資者提供先進的客戶服務設施。

卓佳集團為一合資公司，東亞銀行集團及新世界集團分別佔超逾70%及20%的股權。

2003 年1月10日，卓佳集團進一步拓展業務，收購羅兵咸永道會計師事務所於香港的公司秘書及客戶賬務業務。連同是次新購入的業務，卓佳集團的員工數目已增至近500 名，成為業內最具規模及服務範疇最廣的一家服務供應商。

離岸企業及信託服務

本集團透過其全資附屬公司East Asia Corporate Services (BVI) Limited，及其聯營公司East Asia International Trustees Limited，提供全面的離岸企業及信託服務。兩家公司均位於英屬處女羣島，在當地擁有具專業資格和經驗豐富的職員，加上本集團香港職員的協助，為個人及企業客戶提供方便、快捷和高效率的服務。

中國業務總部

過去一年，本行中國業務的發展非常令人鼓舞。隨著中國加入世界貿易組織，國內銀行業正逐步開放。本行全線國內分行於2002年先後獲准開辦對各類客戶(包括國內居民和企業)的全面外幣業務。至此，本行客戶對象不再局限於外國人和外商投資企業。獲取有關牌照後，本行國內分行正積極推廣國內居民外幣存款業務及國內「顯卓理財」服務；各內地分行現已設立個人理財中心，由特派的客戶經理為資產值較高的客戶提供專業、貼身的個人銀行服務，而這也會是本行未來數年其中一項主力發展的業務。


SUPREME
顯卓理財 gold

SupremeGold Centres are located at all BEA branches in China to provide personalised service to local residents.
東亞銀行在內地的全線分行已設立了顯卓理財中心，為國內居民提供貼身的個人銀行服務。


BEA東亞銀行
BEA's new sub-branch in Guangzhou at Huanshilu.
本行於廣州環市路設立的新支行。

Apart from foreign currency business, BEA also made new inroads in Renminbi ("RMB") business. The Dalian Branch obtained a licence to offer RMB services in June 2002. This is the third branch of BEA to earn an RMB licence, following approval given earlier to Shanghai and Shenzhen branches. In December 2002, China announced that permission for foreign banks to conduct RMB business would be extended to five new cities. BEA subsequently applied for licences for its Guangzhou and Zhuhai branches. According to the timeline set out in China's WTO accord, BEA will be able to expand its RMB business to local enterprises and residents in China by the end of 2003 and 2006, respectively.

In August 2002, BEA obtained preliminary approval from the People's Bank of China to upgrade its Beijing Representative Office to a full branch. The preparatory works for the Beijing Branch have been completed, and it is expected that the Branch will officially commence business in the first quarter of 2003. In addition, in order to further enhance its branch network in China, BEA will open more sub-branches in cities in which it is already licensed to operate.

BEA obtained official approval in August 2002 to offer Internet banking services in China, becoming the first foreign bank to receive official sanction for such services. BEA Cyberbanking was officially launched in China on 30th December, 2002, offering an advanced, efficient and convenient channel for customers to access their accounts.


Cyberbanking
Cyberbanking
BEA officially launched Cyberbanking in China in late 2002.
本行於2002年年底在中國正式推出電子網絡銀行服務。

BEA opened a branch in Kaohsiung in August 2002. This is BEA's second branch in Taiwan, following the opening of the Taipei Branch in 1997, and the first established by a Hong Kong-based bank in Kaohsiung.

Looking ahead, BEA will continue to expand its branch network in China, to develop products and services based on customer demand, and to explore opportunities for forging strategic alliances with local banks in China.

OVERSEAS OPERATIONS

BEA serves its customers through a global network. The Bank has established branches and subsidiaries in major international cities, in particular those with a high concentration of businesses and individuals with ties to Hong Kong and China. In addition, the Bank has a comprehensive correspondent banking network, catering for the international banking needs of its customers.

As of 31st December, 2002, BEA operated 19 overseas outlets in the United States, Canada, the United Kingdom, the British Virgin Islands and Southeast Asia. These offices leverage the strength of the BEA brand, combining local know-how with a deep knowledge of East Asia to serve the special needs of the Overseas Chinese business community.

With a strict focus on BEA's unique strengths in the international marketplace, the overseas business units achieved robust growth during 2002, recording a 32% increase in loan business and 13% rise in after tax profits. The overseas portfolio is evenly balanced among the countries in which the Bank has a presence, and performance is not greatly affected by changes in any single economy. The asset quality of the overseas business units is good, and prospects for the future remain strong.

除了外幣業務外,人民幣業務也有長足的進展。大連分行於2002年6月獲取人民幣經營牌照,是繼上海分行及深圳分行後,本行第3間獲取有關牌照的分行;而本行也是迄今國內擁有最多人民幣經營牌照的境外銀行之一。於2002年12月,中國進一步開放5個城市予境外銀行經營人民幣業務;而本行廣州分行及珠海分行正申請開辦有關業務。根據中國入世承諾,本行將可於2003年年底及2006年年底分別開辦國內企業及國內居民的人民幣業務。

2002年8月,中國人民銀行正式受理本行北京代表處升格為分行的申請。北京分行的籌建工作經已完成,預期可在2003年第1季度正式開業。此外,本行亦會陸續在已獲發牌經營的國內城市開設支行,進一步拓闊本行在國內的網點。

本行於2002年8月獲中國人民銀行批准在國內經營電子網絡銀行服務,為國內首家獲准經營有關業務的境外銀行。電子網絡銀行服務於2002年12月30日正式在國內推出,為客戶提供更先進、快捷、方便的理財方式。

此外,高雄分行於2002年8月底正式開業。這是繼1997年在台北設立分行後,本行在台灣設立的第二間分行,亦為首家於台灣高雄市設立分行之香港本地銀行。

展望未來,本行仍會積極拓展國內分行網絡,推出迎合市場需要的產品和服務,及尋求與國內銀行建立策略性夥伴關係的機會。

海外分行業務

東亞銀行致力為全球客戶服務。本行在全球主要城市均設有分行和附屬機構,尤其是與香港及中國有密切關係的商業和人士而又高度集中的城市和地區。同時,我們亦與世界各地的金融機構緊密聯繫和配合,為客戶提供全面而優質的國際性銀行服務。

於2002年12月31日,東亞銀行於海外設有19個營業據點,遍布美國、加拿大、英國、英屬處女羣島及東南亞國家等。本行在此等國家中均能發揮東亞銀行品牌的一貫優勢,且對當地市場情況瞭如指掌,加上本行對東亞區的深厚認識,定可為海外華人商業社羣提供專業的銀行服務。

東亞銀行經過了慎密的部署,在國際市場上盡量發揮本行獨有的優勢,各海外分行的業務於2002年內錄得可觀的增長,貸款業務升幅達32%,稅後溢利則上升13%。在所有東亞銀行設有業務據點的國家中,其貸款組合皆有良好而均衡的發展,業務表現並不會因單一國家經濟情況而受到重大影響。整體而言,海外分行業務的資產素質良好,而未來前景仍會非常穩健。



The Bank of East Asia (U.S.A.) N.A. – the banking subsidiary in California, U.S.A.
位於美國加州的附屬銀行 – 美國東亞銀行。

Overseas lending now comprises 12% of the BEA Group business. In the coming years the Bank will continue to invest more resources in the overseas business units, so as to further enlarge the Bank's client base and enhance the scope of services.

In 2003, the Bank's US subsidiary, The Bank of East Asia (U.S.A.) N.A. ("BEA USA") will expand its branch network in Southern California. Moreover, an application will be made to the US authorities to seek approval for a reorganisation enabling BEA USA to establish new branches in New York state. This expansion aims to provide better services to the growing Chinese communities in the two states.

HUMAN RESOURCES

BEA Group employees at the end of December 2002:

Hong Kong	3,849
Other Greater China	783
Overseas	374
Total	**5,006**

With the completion of the process of merging First Pacific Bank with BEA, a series of human resource programmes were implemented to standardise personnel policies throughout the organisation. Measures included salary alignment, new grading structure, enhancement of the performance appraisal system, alignment of staff benefits with the market and last, but not least, new employee care and support programmes. In addition, customised training courses were provided to enable staff to perform effectively in their new roles under a dynamic organisation structure. Continuing professional training was also provided for licensed intermediaries of related financial businesses to upgrade and enhance their professional competency and integrity.

目前，海外分行的貸款業務佔東亞銀行集團貸款組合總額的12%。在未來數年，本行將會繼續投放更多資源於拓展海外業務，以進一步擴大客戶基礎和拓展服務範疇。

在2003年，本行於美國的附屬銀行機構 - 美國東亞銀行會擴展其在南加州的分行網絡。同時，美國東亞銀行亦將會向美國有關當局申請架構重組計劃，讓其可在紐約州設立新分行。上述拓展計劃旨在因應華人客戶社羣在該兩個州份不斷增加的趨勢，可使本行能為客戶提供更佳的服務。

人力資源

在2002年12月底，東亞銀行集團的僱員數目如下：

香港	3,849 人
大中華其他地區	783 人
海外	374 人
合共	**5,006 人**

隨著第一太平銀行與東亞銀行完成合併，人力資源處在過去一年推動了一系列的新編制，以使員工盡快適應合併後的變化，其中包括調節薪酬機制、重整職級架構，改善工作表現評估的體系，整合各項福利與市場看齊，以及加強員工的關懷活動等。同時，本行特別為有關員工提供合適的培訓計劃，務使各職員在新的組織架構下各盡其職，一展所長。此外，本行亦為其相關金融業務的持牌中介人提供持續專業培訓，以維持並提升有關員工和專業能力和誠信。


TOTAL CAPITAL RESOURCES 資本總額
* Restated due to changes in accounting policies * 因會計政策變更而重報
HK Dollars Million
港幣百萬元
24,000
22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
14,335*
15,702*
20,088*
22,538
23,196
1998
1999
2000
2001
2002


ADVANCES TO CUSTOMERS / CUSTOMER DEPOSITS / TOTAL ASSETS
客戶貸款 / 客戶存款 / 資產總額
Advances to Customers 客戶貸款
Customer Deposits 客戶存款
Total Assets 資產總額
* Restated due to changes in accounting policies * 因會計政策變更而重報
HK Dollars Million
港幣百萬元
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
83,644
100,889
135,766*
84,074
112,259
145,483*
103,994
138,747
179,168*
108,175
140,817
181,765
108,409
141,662
185,243
1998
1999
2000
2001
2002

PROFIT ATTRIBUTABLE TO SHAREHOLDERS 股東應佔溢利

** Restated due to changes in accounting policies * 因會計政策變更而重報*


HK Dollars Million
港幣百萬元
2,400
2,000
1,600
1,200
800
400
0
812*
1,481*
1,887*
1,600
1,288
1998
1999
2000
2001
2002

FIVE-YEAR COMPARISON 5年比較

	1998 HK$Mil 港幣百萬元	1999 HK$Mil 港幣百萬元	2000 HK$Mil 港幣百萬元	2001 HK$Mil 港幣百萬元	2002 HK$Mil 港幣百萬元
Total capital resources 資本總額	14,335*	15,702*	20,088*	22,538	**23,196**
Customer deposits 客戶存款	100,889	112,259	138,747	140,817	**141,662**
Debt instruments issued 已發行債務證券	12,667	10,680	10,496	8,902	**10,277**
Advances to customers 客戶貸款	83,644	84,074	103,994	108,175	**108,409**
Total assets 資產總額	135,766*	145,483*	179,168*	181,765	**185,243**
Loan to deposit ratio 貸款對存款比率	74%	68%	70%	72%	**71%**
Profit attributable to shareholders 股東應佔溢利	812*	1,481*	1,887*	1,600	**1,288**
Earnings per share 每股盈利	HK$0.60*	HK$1.07*	HK$1.34*	HK$1.12	**HK$0.89**
Dividend per share 每股股息	HK$0.32	HK$0.53	HK$0.65	HK$0.54	**HK$0.56**

** Restated due to changes in accounting policies * 因會計政策變更而重報*

NOTICE IS HEREBY GIVEN that the Eighty-fourth Annual General Meeting of the members of the Bank will be held in the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Tuesday, 25th March, 2003 at 11:00 a.m. for the following purposes:

1 To receive and consider the Profit and Loss Account and Balance Sheets for the year ended 31st December, 2002 together with the Reports of the Directors and of the Auditors;

2 To declare a final dividend;

3 To elect Directors;

4 To appoint Auditors;

As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions:

Ordinary Resolutions

5 "THAT

(a) a general mandate be and is hereby unconditionally given to the Directors to exercise during the Relevant Period all the powers of the Bank to allot, issue and dispose of additional shares of the Bank and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers either during or after the Relevant Period, not exceeding 20% of the aggregate nominal value of the share capital of the Bank in issue as at the date of this Resolution as increased by the scrip dividend issue approved pursuant to item 2 of the Notice of this Meeting; otherwise than any shares which may be issued pursuant to the following events:

(i) a rights issue;

(ii) the exercise of the rights of conversion attached to the Convertible Bonds due 2003 issued by the Bank;

(iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Bank and its subsidiaries of shares or rights to acquire shares of the Bank; or

(iv) any scrip dividend or similar arrangement in accordance with the Articles of Association of the Bank; and

(b) for the purposes of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Bank;

(ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

6 "THAT

(a) a general mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period all the powers of the Bank to repurchase ordinary shares of HK$2.50 each in the capital of the Bank in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time provided however that the aggregate nominal amount of the shares to be repurchased pursuant to the approval in this paragraph shall not exceed 10% of the share capital of the Bank in issue as at the date of this Resolution as increased by the scrip dividend issue approved pursuant to item 2 of the Notice of this Meeting; and

(b) for the purposes of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Bank;

(ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

7 "THAT, conditional on the passing of Resolutions in item 5 and item 6 of the Notice of this Meeting, the general mandate granted to the Directors to allot shares pursuant to the Resolution set out in item 5 of the Notice of this Meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Bank repurchased by the Bank under the authority granted pursuant to the Resolution set out in item 6 of the Notice of this Meeting."

Special Resolution

8 "THAT the Articles of Association of the Bank be and are hereby amended in the following manner:

(a) By deleting Article 84 in its entirety.

(b) By adding the words "or more" immediately after the words "from time to time appoint one" and by deleting the word "Executive" and substituting therefor the word "Executive(s)" in Article 85(A).

第84屆股東周年常會通告

敬啟者：本銀行謹訂於2003年3月25日星期二上午11時在香港中環干諾道中3號麗嘉酒店大禮堂舉行第84屆股東周年常會討論下列事項：

1 省覽截至2002年12月31日止年度本行總結與董事會及核數師報告書；

2 宣布派發末期股息；

3 選舉董事；

4 聘請核數師；

作為特別事項考慮並酌情通過或經修訂後通過下列決議案：

普通決議案

5 「動議

(a) 無條件授予董事會一般性權力，於有關期間內行使本銀行的一切權力，配發、發行及處理本銀行額外股份，並訂立及授予或需在有關期間或其後行使該項權力的售股建議、協議、期權或認股權證，該等額外股份不得超過於本決議案日期本銀行因根據本會議通告第2項批准的以股代息而增加的已發行股本面值總額20%；惟根據以下情況而發行的股份不計在內：

(i) 配售新股；

(ii) 行使經本銀行發行於2003年到期的可換股債券所附的換股權利；

(iii) 行使授予本銀行及其附屬公司僱員的任何認股計劃或類似安排的期權；或

(iv) 遵照本銀行組織章程細則所進行的任何以股代息或類似的安排；及

(b) 就本決議案而言：

『有關期間』乃指本決議案通過之日至下列任何一項較早發生的期間：

(i) 本銀行下屆股東周年常會結束；

(ii) 法例規定本銀行須舉行下屆股東周年常會期限屆滿之日；或

(iii) 本決議案所載的權力經由股東常會通過普通決議案將之撤銷或修訂之日。」

6 「動議

(a) 無條件授予董事會一般性權力，在有關期間內行使本銀行一切權力，在符合不時經修訂的一切適用法例以及《香港聯合交易所有限公司證券上市規則》或任何其他證券交易所的規定的情況下購回本銀行股本中每股面值港幣2.50元的普通股；惟根據本段所授的批准而購回股份的總面值不得超過本決議案日期本銀行因根據本會議通告第2項批准的以股代息而增加的已發行股本的10%；及

(b) 就本決議案而言：

『有關期間』乃指本決議案通過之日至下列任何一項較早發生的期間：

(i) 本銀行下屆股東周年常會結束；

(ii) 法例規定本銀行須舉行下屆股東周年常會期限屆滿之日；或

(iii) 本決議案所載的權力經由股東常會通過普通決議案將之撤銷或修訂之日。」

7 「動議，倘若通過了本會議通告第5項及第6項所載決議案，將根據本會議通告第5項所載決議案而授予董事會配發股份的一般性授權予以擴大，即在董事會根據該項一般性權力而可予配發或同意配發的股本的總面值中，加入相等於本銀行根據本會議通告第6項所載決議案所獲授的權力而購回的股本總面值的數額。」

特別決議案

8 「動議以下列方式修訂本銀行的組織章程細則:

(a) 刪除第84條。

(b) 將第85條(甲)項下緊隨「不時委任會中成員之一」之後加上「名或以上」，並將「行政總裁」一詞刪去，以「(多名)行政總裁」取代。

(c) By deleting the word "Executive" and substituting therefor the word "Executive(s)" in Article 85(B).

(d) By deleting the word "Executive" and substituting therefor the word "Executive(s)" in Article 85(C).

(e) By deleting the word "Executive" and substituting therefor the word "Executive(s)" in Article 86.

(f) By deleting the existing Article 101 in its entirety and substituting therefor with the following new Article 101:

101. Notice of a Board meeting shall be deemed to be duly given to a Director if it is given to him either in writing or by word of mouth or by telephone or by facsimile at the facsimile number from time to time notified to the Company by such Director or by telex or telegram at the address from time to time notified to the Company by such Director or by electronic mail at the electronic mail address from time to time notified to the Company by such Director or in such other manner as the Board may from time to time determine. A Director absent or intending to be absent from Hong Kong may request the Board that notices of Board meetings shall during his absence be sent to him in such manner as described above, but such notices need not be given any earlier than notices given to Directors not so absent and in the absence of any such request it shall not be necessary to give notice of a Board meeting to any Director who is for the time being absent from Hong Kong. A Director may waive notice of any meeting either prospectively or retrospectively.

(g) By deleting the existing Article 102 in its entirety and substituting therefor with the following new Article 102:

102. The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be four. A meeting of the Directors may be held by means of telephone or videoconferencing or any other electronic means provided that all participants are thereby able to communicate immediately by voice with all other participants. Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

(h) By deleting the existing Article 128 in its entirety and substituting therefor with the following new Article 128:

128.(A) The Directors shall, from time to time, in accordance with the Ordinance, cause to be prepared and to be laid before the annual general meeting of the Company the relevant financial documents required by the Ordinance. The Directors may also cause to be prepared a summary financial report if they think fit, which may be provided to Members and/or debenture holders instead of the relevant financial documents in circumstances permitted by the Stock Exchange.

(B) Subject to paragraph (C) below, a copy of the relevant financial documents or the summary financial report shall, not less than 21 days before the meeting, be delivered or sent by post to the registered address of every Member and debenture holder of the Company, or in the case of a joint holding to the Member or debenture holder (as the case may be) whose name stands first in the appropriate Register in respect of the joint holding. No accidental non-compliance with the provisions of this Article shall invalidate the proceedings at the meeting.

(C) Where a Member or debenture holder of the Company has, in accordance with the Ordinance and any rules prescribed by the Stock Exchange from time to time, consented to treat the publication of the relevant financial documents and/or the summary financial report on the Company's computer network as discharging the Company's obligation under the Ordinance to send a copy of the relevant financial documents and/or the summary financial report, then subject to compliance with the publication and notification requirements of the Ordinance and any rules prescribed by the Stock Exchange from time to time, publication by the Company on the Company's computer network of the relevant financial documents and/or the summary financial report at least 21 days before the date of the meeting shall, in relation to each such Member or debenture holder of the Company, be deemed to discharge the Company's obligations under paragraph (B) above.

(D) For the purpose of this Article, "relevant financial documents" and "summary financial report" shall have the meaning ascribed to them in the Ordinance.

(i) By deleting the existing Article 130 in its entirety and substituting therefor with the following new Article 130:

130. Any notice or document to be given or issued under these Articles shall be in writing, except that any such notice or document to be given or issued by or on behalf of the Company under these Articles (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) shall be in writing which may or may not be in a transitory form and may be recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form (including an electronic communication and publication on a computer network) whether having physical substance or not may be served or delivered by the Company by any of the following means subject to and to such extent permitted by and in accordance with the Ordinance, the Listing Rules and any applicable laws, rules and regulations:

(i) personally;

(ii) by sending it through the post in a properly prepaid letter, envelope or wrapper addressed to a Member at his registered address as appearing in the Register or in the case of another entitled person (as defined in the Ordinance), to such address as he may provide;

(iii) by delivering or leaving it at such address as aforesaid;

(iv) by advertisement in an English language newspaper and a Chinese language newspaper in Hong Kong;

(c) 將第85條(乙)項下「行政總裁」一詞刪去,以「(多名)行政總裁」取代。

(d) 將第85條(丙)項下「行政總裁」一詞刪去,以「(多名)行政總裁」取代。

(e) 將第86條內「行政總裁」一詞刪去,以「(多名)行政總裁」取代。

(f) 將現有第101條全部刪去,並以下列全新的第101條取代:

第101條 董事會會議的通告,凡以書面、口頭通知、電話、董事不時知會本公司的傳真號碼傳真、電傳或電報予董事不時知會本公司的地址、以電子郵件寄往該董事不時知會本公司的電子郵件地址或董事會不時釐定的該等其他方式向該董事發出通告,則視為已向該董事正式發出通告論。不在或即將離開香港的董事可要求董事會在其離港期間以上述方式向其寄發董事會會議通告,惟該等通告毋須於發出通告予在香港的董事前發出,又倘該董事未有提出上述要求,董事會毋須對當時不在香港的董事發出董事會會議通告。董事可事前或事後放棄任何會議的通告。

(g) 將現有第102條全部刪去,並以下列全新的第102條取代:

第102條 董事會的法定人數可由董事會訂定,又除非董事會另有訂定,法定人數應為四人,方可進行議事。董事會會議可透過電話、視像會議或任何其他電子方式舉行,惟全體參與者需能夠就此與全部其他參與者即時對話溝通。倘其他董事不反對及有不足法定人數之嫌,任何在董事會會議停任的董事可繼續出席會議,以董事身份辦事及被計算在法定人數內,直至該會議結束為止。

(h) 將現有第128條全部刪去,並以下列全新的第128條取代:

第128條 (甲) 根據條例規定,董事須負責不時編製該條例規定的有關財務文件並將有關文件送呈本公司股東周年常會。此外,董事亦須負責在聯交所准許的情況下,於彼等認為合適時編製提交予股東及/或債券持有人的財務報告摘要,以取代有關財務文件。

(乙) 在下文(丙)項的規限下,本公司須於會議舉行當日最少21天前將有關財務文件或財務報告摘要送呈或郵寄往本公司每名股東及債券持有人的登記地址,倘股東或債券持有人(視乎情況而定)共同持有股份,就該等共同持有的股份而言,則以合適的登記冊上名列首位者為準。本公司如因意外未能符合本條條文的規定,將不會令會議的議事程序失效。

(丙) 根據該條例及聯交所不時訂明的任何規則規定,凡本公司股東或債券持有人同意將本公司在電腦網絡上刊載有關財務文件及/或財務報告摘要,視為已遵行本公司須根據該條例的規定寄發有關財務文件及/或財務報告摘要的責任,則本公司符合該條例及聯交所不時訂明的任何規則中有關刊載及通知的規定,並於會議舉行當日最少21天前,在本公司的電腦網絡上刊載有關財務文件及/或財務報告摘要,對本公司每名股東或債券持有人而言,應視為已遵行本公司於上文(乙)項下的責任。

(丁) 就本條而言,「有關財務文件」及「財務報告摘要」具有該條例所賦予的涵義。

(i) 將現有第130條全部刪去,並以下列全新的第130條取代:

第130條 根據該等細則送交或發出的任何通告或文件須以書面形式作出,惟倘根據該等細則由本公司或代表本公司將予送交或發出的任何該等通告或文件(包括任何「公司通訊」(具有《上市規則》所賦予的涵義))如未必能夠以書面形式傳送,但可利用數碼、電子、電力、磁帶或其他可存取形式或媒體記錄或儲存者,以及可讀資料(不論是否實質存在,包括電子通訊及於電腦網絡上刊載),則本公司可根據該條例、《上市規則》及任何適用法律、規則及規例規定並在其獲准的範圍以內,透過以下任何一種方法送達或送交:

(i) 專人送達;

(ii) 連同已妥為預付郵資的函件、信封或封套並註明股東地址,郵寄往該股東在登記冊上所示的登記地址,或其他有權利的人(定義見該條例)可能提供的地址;

(iii) 送呈或放置於前述的地址;

(iv) 在香港中英文報章各一份刊登廣告;

(v) by transmitting it as an electronic communication to the entitled person at such electronic address as he may have provided; or

(vi) by publishing it on a computer network.

In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be sufficient notice to all the joint holders.

(j) By deleting the existing Article 131 in its entirety and substituting therefor with the following new Article 131:

131. Any notice or document (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:

(i) if sent by post, shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into such post office (airmail if posted from Hong Kong to an address outside Hong Kong) and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so properly prepaid, addressed and put into such post office shall be conclusive evidence thereof;

(ii) if not sent by post but delivered or left at a registered address by the Company, shall be deemed to have been served on the day it was so delivered or left;

(iii) if published by way of a newspaper advertisement, shall be deemed to have been served on the date on which it is advertised in one English language newspaper and one Chinese language newspaper in Hong Kong;

(iv) if sent as an electronic communication, shall be deemed to have been served at the time when the notice or document is transmitted electronically provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender's control shall not invalidate the effectiveness of the notice or document being served; and

(v) if published on the Company's computer network, shall be deemed to have been served on the day on which the notice or document is published on the Company's computer network to which the entitled person may have access.

(k) By adding the following new Article 131A immediately after Article 131:

131A. (A) The signature to any notice or document by the Company may be written, typed, printed or made electronically.

(B) Subject to any applicable laws, rules and regulations, any notice or document, including but not limited to the documents referred to in Article 128 and any "corporate communication" within the meaning ascribed thereto in the Listing Rules, may be given in the English language only, in the Chinese language only or in both the English language and the Chinese language.

(l) By deleting the existing Article 135 in its entirety and substituting therefor with the following new Article 135:

135. Every Director, Executive Director, manager, secretary and officer of the Company shall be indemnified out of the funds of the Company against all liabilities incurred by him as such Director, Executive Director, manager, secretary or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Ordinance in which relief from liability is granted to him by the Court."

By Order of the Board

Molly HO Kam-lan
Company Secretary

Hong Kong, 11th February, 2003

Notes:

(a) The Register of Members of the Bank will be closed from Thursday, 27th February, 2003 to Tuesday, 4th March, 2003. In order to qualify for the final dividend, all transfer documents should be lodged for registration with Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, by 4:00 p.m. Wednesday, 26th February, 2003.

(b) A member entitled to attend and vote at the above Meeting may appoint a proxy to attend and vote in his place. The number of proxy so appointed shall not exceed two. A proxy need not be a member.

(c) The Memorandum and Articles of Association of the Bank is written in English. There is no official Chinese translation in respect thereof. Therefore, the Chinese version of the Resolution as set out in item 8 above on amendments of Articles of Association is purely a translation only. Should there be any discrepancies, the English version will prevail. The purposes of the amendments are included in a separate circular to members of the Bank which is despatched to members with this Annual Report.

(v) 以電子通訊的方式傳送予有權利的人可能提供的電郵地址;或

(vi) 在電腦網絡上刊載。

在共同持有股份的情況下,本公司須把所有通告送交登記冊上名列首位的聯名持有人,而本公司就此送交通告後即作為向所有聯名持有人發出足夠通告論。

(j) 將現有第131條全部刪去,並以下列全新的第131條取代:

第131條 由本公司或代表本公司作出或發出的任何通告或文件(包括任何「公司通訊」(具有《上市規則》所賦予的涵義)):

(i) 若以郵遞方式寄出,則在載有任何通告或文件的信封或封套投進位於香港以內的郵筒後翌日視為已送達論,且在送達後得視為足夠證明證實載有該通告或文件的信封或封套已經妥為預付郵資、註明地址及投進郵筒內(香港以外的地址應寄空郵),由公司秘書或董事會委任的其他人士簽署的證明書乃屬不可推翻憑證,證明載有該通告或文件的信封或封套已經妥為預付郵資、註明地址及投進郵筒內;

(ii) 倘不經郵寄而由本公司送交或放置於某一登記地址的通告或文件,應視為於送交或放置當日已送達論;

(iii) 倘於報章刊登廣告發出通告或文件,應視為於香港中英文報章各一份刊登廣告當日已送達論;

(iv) 倘以電子通訊的方式郵寄通告或文件,應視為於該通告或文件以電子方式傳送當其時已送達論,惟須以寄件人並無接獲其收件人未能接收該電子通訊的通知為限,除非未能傳送電郵是寄件人所不能控制者,該情況不會令該通告或文件被視為已送達一事失效;及

(v) 倘在本公司的電腦網絡上刊載通告或文件,應視為本公司於電腦網絡上刊載該通告或文件,而有權取得該通告或文件的人士可閱覽當日已送達論。

(k) 於緊隨第131條之後加上以下全新的第131A條:

第131A條 (甲) 本公司可以親筆、機打、機印或電子方式簽署任何通告或文件。

(乙) 任何適用法律、規則及規例的規限下,可以中文、英文或雙語(中英文)發出任何通告或文件,包括但不限於第128條所述該等文件,以及任何「公司通訊」(具有《上市規則》所賦予的涵義)。

(l) 將現有第135條全部刪去,並以下列全新的第135條取代:

第135條 本公司的每名董事、執行董事、經理、秘書及職員,倘以該董事、執行董事、經理、秘書或職員的身份,對任何訴訟(不論刑事或民事)進行抗辯而得直或獲釋,或根據該條例而提交的有關申請獲得法院豁免其責任,則所引致的全部債務將獲本公司從其基金中賠償。

承董事會命
秘書
何金蘭 謹啟

香港,2003年2月11日

附註:

(a) 由2003年2月27日星期四起至3月4日星期二止,本銀行暫停辦理股票過戶登記。如欲享有上述末期股息,請於2003年2月26日星期三下午四時前將過戶文件送達香港灣仔告士打道56號東亞銀行港灣中心地下標準証券登記有限公司辦理登記。

(b) 有資格出席及投票的股東可委任代表出席及投票。獲委任為代表的人數不得超過兩名。該代表人毋須為本銀行的股東。

(c) 本銀行的組織章程大綱及細則以英文撰寫,並無正式中文譯本。因此,上述第8項所載有關修改組織章程細則的決議案之中文本純為中文譯本。文義如有歧異,應以英文本為準。有關修訂組織章程細則的目的,另載於一份致股東通函,該通函連同本年報一併寄予各股東。

LOCAL BRANCH NETWORK 本地分行網絡

1 **Head Office 總行**

Hong Kong Branches 香港分行

2	Aberdeen	香港仔
3	Bonham Road	般含道
4	Caine Road	堅道
5	Causeway Bay	銅鑼灣
6	Causeway Road	高士威道
7	Central	中區
8	Chai Wan	柴灣
9	181 Des Voeux Road Central	德輔道中181號
10	Des Voeux Road West	德輔道西
11	Happy Valley	跑馬地
12	Harbour Road	港灣道
13	High Net Worth Centre Hong Kong	顯達理財中心香港
14	International Finance Centre	國際金融中心
15	Jervois Street	蘇杭街
16	Johnston Road	莊士敦道
17	Kennedy Town Centre	堅城中心
18	King's Road	英皇道
19	Lei King Wan	鯉景灣
20	Lei Tung Estate	利東邨
21	Lyndhurst Terrace	擺花街
22	North Point	北角
23	Pokfulam Gardens	薄扶林花園
24	Port Centre	利港中心
25	Quarry Bay	鰂魚涌
26	Queen's Road East	皇后大道東
27	Revenue Tower	稅務大樓
28	Sai Ying Pun	西營盤
29	Shaukiwan	筲箕灣
30	Sheung Wan	上環
31	Siu Sai Wan	小西灣
32	Taikoo Shing	太古城
33	The University of Hong Kong	香港大學
34	Times Square	時代廣場
35	Wanchai	灣仔
36	Wong Chuk Hang	黃竹坑

Kowloon Branches 九龍分行

37	Amoy Plaza	淘大商場
38	Castle Peak Road	青山道
39	Cheung Sha Wan Road	長沙灣道
40	Chuk Yuen Estate	竹園邨
41	Festival Walk	又一城
42	Fu Yan Street	輔仁街
43	Hoi Fu Shopping Centre	海富商場
44	Hoi Yuen Road	開源道
45	Hong Kong Baptist University	香港浸會大學
46	Houston Centre	好時中心
47	Hung Hom	紅磡
48	Jordan	佐敦
49	Kowloon City	九龍城
50	Kwun Tong	觀塘
51	Laguna City	麗港城
52	Lai Chi Kok	荔枝角
53	Lok Fu Estate	樂富邨
54	Lower Wong Tai Sin Estate	黃大仙下邨
55	Ma Tau Wei Road	馬頭圍道
56	Mei Foo Sun Chuen	美孚新邨
57	Mongkok	旺角
58	Mongkok North	旺角北
59	Mongkok South	旺角南
60	Olympian City	奧海城
61	Parkes Street	白加士街
62	Pau Chung Street	炮仗街
63	San Po Kong	新蒲崗
64	Shamshuipo	深水埗
65	Tai Hang Sai	大坑西
66	Tai Hang Tung	大坑東
67	Tai Po Road	大埔道
68	Tokwawan	土瓜灣
69	Tsim Sha Tsui	尖沙咀
70	Tsz Wan Shan	慈雲山
71	Waterloo Road	窩打老道
72	Whampoa Garden	黃埔花園
73	Yaumati	油麻地

New Territories Branches 新界分行

74	Chung Fu Shopping Centre	頌富商場
75	Chung On Estate	頌安邨
76	Fanling	粉嶺
77	Ha Kwai Chung	下葵涌
78	Ka Fuk Estate	嘉福邨
79	Lee On Estate	利安邨
80	Lingnan University	嶺南大學
81	Metro City Plaza	新都城中心
82	Ming Tak Estate	明德邨
83	Sam Shing Estate	三聖邨
84	Sha Tsui Road	沙咀道
85	Shatin New Town	沙田新城市
86	Shatin Plaza	沙田廣場
87	Sheung Kwai Chung	上葵涌
88	Sheung Shui	上水
89	Sun Chui Estate	新翠邨
90	Tai Po	大埔
91	Tai Po Plaza	大埔廣場
92	Tai Wai	大圍
93	The Hong Kong Institute of Education	香港教育學院
94	Tsing Yi Garden	青怡花園
95	Tsuen Wan	荃灣
96	Tsuen Wan Market Street	荃灣街市街
97	Tuen Mun	屯門
98	Yuen Long	元朗
99	Yuen Long Main Road	元朗大馬路

Outlying Islands Branches 離島分行

100	Cheung Chau	長洲
101	Dragonair House	港龍大廈
102	Fu Tung Estate	富東邨
103	Peng Chau	坪洲
104	Silvermine Bay	梅窩
105	Tai O	大澳

分行一覽


NEW TERRITORIES
新界
KOWLOON
九龍
HONG KONG
香港
OUTLYING ISLANDS
離島

CHINA BRANCH NETWORK 中國分行網絡

		Telephone 電話
Beijing Branch	北京分行	(86 10) 6554 3101
Shanghai Branch	上海分行	(86 21) 6888 0333
Shanghai Puxi Sub-Branch	上海浦西支行	(86 21) 6323 3518
Dalian Branch	大連分行	(86 411) 265 2873
Xi'an Branch	西安分行	(86 29) 720 1158
Xiamen Branch	廈門分行	(86 592) 585 4986
Guangzhou Branch	廣州分行	(86 20) 8755 1892
Guangzhou Huanshilu Sub-Branch	廣州環市路支行	(86 20) 8386 0338
Shenzhen Branch	深圳分行	(86 755) 8228 2349
Zhuhai Branch	珠海分行	(86 756) 889 6868
Tianjin Representative Office	天津代表處	(86 22) 2332 1662
Qingdao Representative Office	青島代表處	(86 532) 287 7700
Fuzhou Representative Office	福州代表處	(86 591) 780 9306
Wuhan Representative Office	武漢代表處	(86 27) 8376 8690
Chongqing Representative Office	重慶代表處	(86 23) 6373 0386
Chengdu Representative Office	成都代表處	(86 28) 8678 7688
Macau Branch	澳門分行	(853) 370 662
Taipei Branch	台北分行	(886 2) 2545 5639
Kaohsiung Branch	高雄分行	(886 7) 225 1357

OVERSEAS BRANCH NETWORK 海外分行網絡

		Telephone 電話
London Branch	倫敦分行	(44 20) 7734 3434
Birmingham Branch	伯明翰分行	(44 121) 326 3030
New York Branch	紐約分行	(1 212) 233 8833
New York Midtown Branch	紐約中城分行	(1 212) 680 0400
Los Angeles Branch	洛杉磯分行	(1 213) 892 1572
The Bank of East Asia (U.S.A.) N.A.	美國東亞銀行	(1 626) 300 8888
◦ Alhambra Main Branch	◦ 亞罕布拉總行	(1 626) 300 8888
◦ City of Industry Branch	◦ 工業市分行	(1 626) 965 3938
The Bank of East Asia (Canada)	加拿大東亞銀行	(1 905) 882 8182
◦ Richmond Hill Main Branch	◦ 烈治文山總行	(1 905) 882 8182
◦ Markham Branch	◦ 萬錦分行	(1 905) 940 2218
◦ Mississauga Branch	◦ 密西西加分行	(1 905) 890 2388
◦ Scarborough Branch	◦ 士嘉堡分行	(1 416) 298 6883
◦ Vancouver Branch	◦ 溫哥華分行	(1 604) 278 9668
Singapore Branch	新加坡分行	(65) 6224 1334
Labuan Branch	納閩分行	(60 87) 451 145
The Bank of East Asia (BVI) Limited	東亞銀行(英屬處女羣島)有限公司	(1 284) 494 6775
Flushing Loan Production Office	法拉盛貸款辦事處	(1 718) 886 9765
Ho Chi Minh City Representative Office	胡志明市代表處	(84 8) 822 8256
Kuala Lumpur Representative Office	吉隆坡代表處	(60 3) 2026 6210
Manila Representative Office	馬尼拉代表處	(63 2) 884 1064

The Directors have pleasure in presenting their report together with the audited accounts for the year ended 31st December, 2002.

PRINCIPAL ACTIVITIES

The Bank and its subsidiaries (the "Group") are engaged in the provision of banking and related financial services, and business, corporate and investor services.

PROFIT

The consolidated profit of the Group for the year ended 31st December, 2002, together with particulars of the appropriations which have been made therefrom or which are recommended, and the state of the Bank's and the Group's affairs as at that date are set out in the accounts on pages 70 to 137.

MAJOR CUSTOMERS

The Directors believe that the five largest customers of the Group accounted for less than 30% of the total of interest income and other operating income of the Group for the year.

DONATIONS

Donations made by the Group during the year for charitable and community purposes amounted to approximately HK$2,008,000 (2001: HK$2,519,000).

SHARE CAPITAL

During the year, a sum of HK$29,809,000 standing to the credit of the share premium account was capitalised and applied in paying up in full at par 11,923,284 shares of HK$2.50 each which were allotted and issued to shareholders who had elected to receive new shares in lieu of the 2001 final dividend and the 2002 interim dividend.

During the year, 937,200 shares of HK$2.50 each were issued for cash at premium totalling HK$12,678,000 on the exercise of options granted under the approved Staff Share Option Schemes.

CONNECTED TRANSACTION

On 26th June, 2002, the Bank entered into a memorandum of agreement for the sale and purchase of 406,660 sq.ft. in "Millennium City 5" (the "Property"), a proposed new building to be erected in Kwun Tong, with Garudia Limited and Lunalite Company Limited, both wholly-owned subsidiaries of Sun Hung Kai Properties Limited ("SHKP"). The Property comprises 15 entire levels, a portion of a further level, a portion of the roof and 40 car-parking spaces. Upon the satisfaction of the condition stated in the memorandum of agreement, the parties entered into a formal sale and purchase agreement on 9th August, 2002. The consideration was HK$1,333,844,800 (subject to final adjustments and inclusive of stamp duty). As Garudia Limited and Lunalite Company Limited are wholly-owned subsidiaries of SHKP, their obligations under the sale and purchase agreement are guaranteed by SHKP.

Thomas KWOK Ping-kwong, an Independent Non-executive Director of the Bank, is also an executive director of SHKP. Mr. Kwok, together with his family interests taken together, is directly or indirectly interested in more than 30% of the voting powers of SHKP and therefore the transaction constitutes a connected transaction for the Bank, details of which were set out in the announcement dated 26th June, 2002 issued by the Bank.

董事會仝寅現謹向各股東發表董事會報告書及截至2002年12月31日止年度的已審核的賬項。

主要業務

本銀行及其附屬公司(「本集團」)的主要業務為提供銀行及有關的金融服務,以及商務、企業及投資者服務。

溢利

本集團截至2002年12月31日止年度的綜合溢利連同此等溢利的分配或有關建議,及本行和本集團於當日的財政狀況,請參閱本年報第70頁至第137頁。

主要客戶

董事會認為,本集團5位最大客戶所佔是年度本集團總利息及其他營業收入少於30%。

捐款

本集團本年內所作出的慈善及公益捐款約為港幣2,008,000元(2001年:港幣2,519,000元)。

股本

在2002年內,本銀行由股份溢價賬項中撥出港幣29,809,000元作為資本,以發行及繳足 11,923,284股每股面值港幣2.50元的股份,派發予各選擇以新股份代替2001年度末期股息及2002年度中期股息的股東。

本年內,在認可僱員認股計劃認股權方面,以溢價發行937,200股每股面值港幣2.50元的股份,所得現金為港幣12,678,000元。

關連交易

於2002年6月26日,本行與其異有限公司及Lunalite Company Limited簽訂一項買賣協議備忘錄,涉及的物業位於觀塘將建成的新大廈「創紀之城第5期」共406,660平方呎(「該物業」)。

該兩間公司均為新鴻基地產發展有限公司(「新鴻基地產」)的間接全資附屬公司。該物業包括15層全層,另一層部分面積,天台部分面積及40個車位。於2002年8月9日,在該協議備忘錄所述的條件達成時,買賣雙方簽訂正式的買賣協議。該物業的代價為港幣1,333,844,800元(有待最後調整作準,並已包括印花稅)。由於其異有限公司及Lunalite Company Limited同屬新鴻基地產的全資附屬公司,因此該兩間公司根據買賣協議的責任將由新鴻基地產擔保。

本行的獨立非執行董事郭炳江亦為新鴻基地產的執行董事。郭先生個人連同其家族權益直接或間接控制超過30%新鴻基地產的投票權,因此該項交易構成本銀行的關連交易,有關詳情已載於本行2002年6月26日刊登的通告內。

CONVERTIBLE BONDS DUE 2003

In 2002, the Bank repurchased HK$197,315,000 (US$25,300,000) of the Convertible Bonds due 2003 ("Bonds") from the market and such Bonds were cancelled upon settlement. During the year ended 31st December, 2002, no Bonds were converted or redeemed by the Bondholders, and there were HK$119,637,000 (US$15,340,000) of the Bonds outstanding at 31st December, 2002. The Bonds are listed on the Luxembourg Stock Exchange.

DEALINGS IN LISTED SECURITIES OF THE BANK

Save for the repurchase of HK$197,315,000 (US$25,300,000) Convertible Bonds, there was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of listed securities of the Bank during the year ended 31st December, 2002.

DIRECTORS

The present Directors of the Bank are shown on page 5.

On 1st August, 2002, Arthur LI Kwok-cheung resigned as a Director of the Bank.

In accordance with the Articles of Association of the Bank, apart from the Chief Executive, all the Directors including Non-executive Directors are subject to retirement by rotation and re-election at the Annual General Meeting. Accordingly, George HO, WONG Chung-hin, LEE Shau-kee, Simon LI Fook-sean and Allan WONG Chi-yun retire and, with the exception of George HO who does not seek re-appointment, all the other retiring Directors, being eligible, offer themselves for re-election at the Annual General Meeting to be held on Tuesday, 25th March, 2003.

None of the Directors of the Bank has a service contract with the Bank.

No contracts of significance to which the Bank or any of its subsidiaries was a party and in which a Director of the Bank had a material interest subsisted at the end of the year or at any time during the year.

None of the Directors of the Bank is interested in any business apart from the Bank's business, which competes or is likely to compete, either directly or indirectly, with the Bank's business.

At no time during the year was the Bank or any of its subsidiaries a party to any arrangement to enable the Directors or Chief Executive of the Bank or their spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Bank or any other body corporate with the exception of the Staff Share Option Schemes, details of which are set out in the following section under the heading "Information on Share Options", and Notes 2(s)(iv) and 34 on the accounts.

The Chairman and each of the Directors, including the Independent Non-executive Directors, received HK$150,000 and HK$75,000 respectively as directors' fees for the year ended 31st December, 2002. The fee to the Director who resigned during the year was paid in accordance with his length of service.

2003年到期的可換股債券

2002年內,本行在市場購回合共港幣197,315,000元(25,300,000美元)於2003年到期的可換股債券並在交收日註銷。截至2002年12月31日止的年度內,並無債券持有人將債券兑換股份,亦無債券被贖回。而可換股債券仍然懸欠的款額為港幣119,637,000元(15,340,000美元)。該等債券在盧森堡證券交易所上市買賣。

買賣本銀行上市證券

除購回及註銷合共港幣197,315,000元(25,300,000美元)可換股債券外,在截至2002年12月31日止的年度內,本銀行或其任何附屬公司並無購入、出售或贖回本銀行的上市證券。

董事會

本年度董事會全寅名單載於本年報第5頁。

李國章於2002年8月1日辭任本銀行董事。

按照本銀行組織章程,除行政總裁外,各董事包括非執行董事須在周年常會上輪值告退及膺選連任。根據此規定,何佐芝、黃頌顯、李兆基、李福善及黃子欣將在2003年3月25日星期二舉行的股東周年常會上輪值告退,除何佐芝之外,其餘告退董事均願膺選連任。

本銀行各董事並未有與本銀行簽訂任何服務合約。

本年內凡與本銀行或其任何附屬公司業務有重大關係的合約,本銀行各董事均無佔有任何實質上的權益。

除本行業務外,本行各董事並無在其他業務中佔有權益,而該其他業務直接或間接與本銀行的業務構成競爭或可能構成競爭。

除於下列「認股權資料」項下及賬項附註2(s)(iv)及34所詳載的僱員認股計劃外,本年內本銀行或其任何附屬公司並無簽訂任何合約,致使本銀行各董事或行政總裁或他們的配偶或18歲以下子女從中取得本銀行或其他法人團體的股份或債券而獲益。

本銀行主席及各董事包括獨立非執行董事分別獲得港幣150,000元及港幣75,000元作為截至2002年12月31日止財政年度的董事袍金。在年內辭任的董事之袍金則按其服務期支付。

AUDIT COMMITTEE

The composition of the Committee is shown on page 5. On 28th November, 2002, Winston LO Yau-lai succeeded Alan LI Fook-sum as Chairman; Alan LI Fook-sum remains as a member of the Committee. Thomas KWOK Ping-kwong was appointed a member on 6th February, 2002. As the majority of the members, including the Chairman, are Independent Non-executive Directors, the Committee is independent of management.

The Committee is responsible for reviewing and supervising the Group's financial reporting process, and internal control systems including risk management. In respect of the review of financial reports and internal controls, issues raised have been addressed by management. The work and findings of the Committee have been reported to the Board. No issues brought to the attention of management and the Board are of sufficient importance to require disclosure in the Annual Report.

The Committee met three times during 2002. Winston LO Yau-lai and Allan WONG Chi-yun attended all three meetings; WONG Chung-hin and Alan LI Fook-sum attended two meetings each; Thomas KWOK Ping-kwong attended one meeting (out of two meetings held following his appointment to the Audit Committee); LEE Shau-kee was unable to attend scheduled meetings during the year.

The Chairman received HK$20,000 and each of the members of the Committee received HK$10,000 as remuneration for the year ended 31st December, 2002.

NOMINATION COMMITTEE

The Committee is chaired by Simon LI Fook-sean and the other members are David LI Kwok-po, LI Fook-wo, George HO (will retire on 25th March, 2003), LEE Shau-kee, Allan WONG Chi-yun and Aubrey LI Kwok-sing.

The Committee is responsible for recommending to the Board all new appointments of Directors, senior management and key personnel of the Bank and the review of the management succession planning for senior management and key personnel of the Bank.

No remuneration was paid to the Chairman or the members of the Committee for the year ended 31st December, 2002.

REMUNERATION COMMITTEE

The Committee is chaired by George HO (will retire on 25th March, 2003) and the other members are Simon LI Fook-sean, Allan WONG Chi-yun, Aubrey LI Kwok-sing and Thomas KWOK Ping-kwong (appointed on 11th February, 2003).

The Committee is responsible for reviewing and recommending the remuneration packages of senior management and key personnel of the Bank and also to recommend the remuneration policy framework to the Board.

The Chairman received HK$20,000 and each of the members of the Committee received HK$10,000 as remuneration for the year ended 31st December, 2002.

OTHER COMMITTEES

There are seven other specialised committees formed under the Board, namely Sealing Committee, Executive Committee, Credit Committee, Asset and Liability Management Committee, Investment Committee, Policy Committee and Crisis Management Committee. The roles, functions and composition of these committees are disclosed in Point (7) of Unaudited Supplementary Financial Information.

審核委員會

審核委員會的成員名單刊載於本年報第5頁。在2002年11月28日,羅友禮接替李福深出任主席;李福深留任為委員。郭炳江在2002年2月6日獲委任為委員。審核委員會的大部分成員,包括主席在內,均為獨立非執行董事,其運作獨立於管理層。

審核委員會負責審查及監察本集團的財務匯報程序,內部監控系統包括風險管理。在審查財務匯報及內部監控過程中發現的事項已交由管理層處理。委員會的工作情況及審閱結果已向董事會報告。已提交管理層以及董事會所需留意的事項,其重要性不足以需在年報內披露。

該委員會在2002年內共舉行了3次會議。羅友禮及黃子欣出席所有會議;黃頌顯及李福深各出席兩次會議;郭炳江在其獲委任後舉行的兩次會議之中出席了1次會議;李兆基未能出席年內舉行的會議。

審核委員會主席及各成員分別獲得港幣20,000元及港幣10,000元作為截至2002年12月31日止年度的酬金。

提名委員會

提名委員會的主席為李福善,其他成員包括李國寶、李福和、何佐芝(將於2003年3月25日退休)、李兆基、黃子欣及李國星。

該委員會負責向董事會提出建議委任本行董事、高層管理人員及主要職員的新人選;以及審議本行高層管理人員及主要職員的繼任安排。

該委員會的主席及各成員在截至2002年12月31日止的年度內,並無收取任何薪酬。

薪酬委員會

薪酬委員會的主席為何佐芝(將於2003年3月25日退休),其他成員包括李福善、黃子欣、李國星及郭炳江(於2003年2月11日獲委任)。

該委員會負責檢討本行高層管理人員及主要職員的薪酬待遇;以及就薪酬政策綱要向董事會提出建議。

該委員會的主席及各成員分別獲得港幣20,000元及港幣10,000元作為截至2002年12月31日止的年度的酬金。

其他委員會

其他7個由董事會成立的專責委員會包括印章委員會、執行委員會、信貸委員會、資產負債管理委員會、投資委員會、政策委員會及危機管理委員會。該等委員會的角色、職能及組織載於未經審核補充財務資料第(7)項下。

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at 31st December, 2002, the beneficial interests of the Directors and Chief Executive in the share capital of the Bank disclosed in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") were as follows:

	Number of Ordinary Shares Held				
Name	*Personal Interests*	*Family Interests*	*Corporate Interests*	*Other Interests*	*Total Interests*
David LI Kwok-po	17,437,894	639,336	–	–	18,077,230[d]
LI Fook-wo	1,235,804	–	–	–	1,235,804
George HO	891,250	–	8,197,856[a]	–	9,089,106
WONG Chung-hin	46,810	344,131	–	–	390,941
Alan LI Fook-sum	6,994,329	–	30,227,922[a]	–	37,222,251
LEE Shau-kee	647,985	–	1,000,000[a]	–	1,647,985
Simon LI Fook-sean	894,000	3,113,000	–	–	4,007,000
Allan WONG Chi-yun	–	124	–	10,269,870[b]	10,269,994
Aubrey LI Kwok-sing	22,277	31,670	–	30,955,378[c]	31,009,325
Joseph PANG Yuk-wing	204,318	–	–	–	204,318[d]
William MONG Man-wai	748,906	–	–	–	748,906
CHAN Kay-cheung	218,610	–	–	–	218,610[d]
Winston LO Yau-lai	–	–	–	–	Nil
KHOO Kay-peng	–	–	1,000,000[a]	–	1,000,000
Thomas KWOK Ping-kwong	–	–	–	–	Nil
Richard LI Tzar-kai	–	–	–	–	Nil

Notes:

(a) Such shares were held through corporations in which the respective Directors control one-third or more of the voting power.

(b) Such shares were held through discretionary trusts in which family members of Allan WONG Chi-yun are beneficiaries.

(c) Such shares were held through a discretionary trust in which Aubrey LI Kwok-sing is one of the beneficiaries.

(d) Apart from the shares as disclosed herein, share options to subscribe for ordinary shares of the Bank have been granted to David LI Kwok-po, Joseph PANG Yuk-wing and CHAN Kay-cheung pursuant to the approved Staff Share Option Schemes. Information in relation to their share options during the year ended 31st December, 2002 is shown in the following section under the heading "Information on Share Options".

董事及行政總裁權益

根據《香港聯合交易所有限公司證券上市規則》（「上市規則」）公布的各董事及行政總裁於2002年12月31日所持有本行實質利益如下：

	所持普通股數目				
姓名	個人權益	家族權益	公司權益	其他權益	總權益
李國寶	17,437,894	639,336	—	—	18,077,230[d]
李福和	1,235,804	—	—	—	1,235,804
何佐芝	891,250	—	8,197,856[a]	—	9,089,106
黃頌顯	46,810	344,131	—	—	390,941
李福深	6,994,329	—	30,227,922[a]	—	37,222,251
李兆基	647,985	—	1,000,000[a]	—	1,647,985
李福善	894,000	3,113,000	—	—	4,007,000
黃子欣	—	124	—	10,269,870[b]	10,269,994
李國星	22,277	31,670	—	30,955,378[c]	31,009,325
彭玉榮	204,318	—	—	—	204,318[d]
蒙民偉	748,906	—	—	—	748,906
陳棋昌	218,610	—	—	—	218,610[d]
羅友禮	—	—	—	—	無
邱繼炳	—	—	1,000,000[a]	—	1,000,000
郭炳江	—	—	—	—	無
李澤楷	—	—	—	—	無

附註：

(a) 該等股份由有關董事擁有三份之一或以上投票權的公司持有。

(b) 該等股份由全權信託基金持有，而黃子欣的家族成員是該基金的受益人。

(c) 該等股份由一個全權信託基金持有，而李國星是該基金其中1位受益人。

(d) 除本報告披露的股份權益外，根據本銀行的認可僱員認股計劃，李國寶、彭玉榮及陳棋昌獲授予認股權認購本行普通股股份。他們所持有的認股權的資料見於下列「認股權資料」項下。

INFORMATION ON SHARE OPTIONS

Information in relation to share options disclosed in accordance with the Listing Rules is as follows:

(1) Movement of share options during the year ended 31st December, 2002:

		Number of Share Options				
Name	Date of Grant[1]	Outstanding at 1/1/2002	Granted	Exercised	Lapsed	Outstanding at 31/12/2002
David LI Kwok-po	29/4/1997	136,800	–	–	136,800	–
	20/4/1998	133,800	–	–	–	133,800
	21/4/1999	145,000	–	–	–	145,000
	20/4/2000	145,000	–	–	–	145,000
	19/4/2001	850,000	–	–	–	850,000
	18/4/2002	–	850,000[2]	–	–	850,000
Joseph PANG Yuk-wing	29/4/1997	122,400	–	–	122,400	–
	20/4/1998	119,400	–	–	–	119,400
	21/4/1999	130,000	–	–	–	130,000
	20/4/2000	130,000	–	–	–	130,000
	19/4/2001	400,000	–	–	–	400,000
	18/4/2002	–	400,000[2]	–	–	400,000
CHAN Kay-cheung	29/4/1997	122,400	–	–	122,400	–
	20/4/1998	119,400	–	–	–	119,400
	21/4/1999	130,000	–	–	–	130,000
	20/4/2000	130,000	–	–	–	130,000
	19/4/2001	400,000	–	–	–	400,000
	18/4/2002	–	400,000[2]	–	–	400,000
Aggregate of other Employees*	29/4/1997	13,013,400	–	–	13,013,400	–
	20/4/1998	5,410,600	–	286,200[3]	135,800	4,988,600
	21/4/1999	4,658,000	–	553,000[3]	–	4,105,000
	20/4/2000	11,295,000	–	98,000[3]	474,000	10,723,000
	19/4/2001	3,870,000	–	–	160,000	3,710,000
	18/4/2002	–	3,975,000[2]	–	120,000	3,855,000

* *Employees working under employment contracts that were regarded as "Continuous Contracts" for the purpose of the Hong Kong Employment Ordinance*

(2) No share options were cancelled during the year ended 31st December, 2002.

(3) The accounting policy adopted for share options is set out in Note 2(s)(iv) on the accounts.

認股權資料

根據《上市規則》所披露有關認股權的資料如下：

(1) 截至2002年12月31日止年度內認股權的變動：

		認股權數目				
		於2002年1月1日				於2002年12月31日
姓名	授予日期[1]	尚未行使	授出	行使	失效	尚未行使
李國寶	29/4/1997	136,800	–	–	136,800	–
	20/4/1998	133,800	–	–	–	133,800
	21/4/1999	145,000	–	–	–	145,000
	20/4/2000	145,000	–	–	–	145,000
	19/4/2001	850,000	–	–	–	850,000
	18/4/2002	–	850,000[2]	–	–	850,000
彭玉榮	29/4/1997	122,400	–	–	122,400	–
	20/4/1998	119,400	–	–	–	119,400
	21/4/1999	130,000	–	–	–	130,000
	20/4/2000	130,000	–	–	–	130,000
	19/4/2001	400,000	–	–	–	400,000
	18/4/2002	–	400,000[2]	–	–	400,000
陳棋昌	29/4/1997	122,400	–	–	122,400	–
	20/4/1998	119,400	–	–	–	119,400
	21/4/1999	130,000	–	–	–	130,000
	20/4/2000	130,000	–	–	–	130,000
	19/4/2001	400,000	–	–	–	400,000
	18/4/2002	–	400,000[2]	–	–	400,000
僱員的總數*	29/4/1997	13,013,400	–	–	13,013,400	–
	20/4/1998	5,410,600	–	286,200[3]	135,800	4,988,600
	21/4/1999	4,658,000	–	553,000[3]	–	4,105,000
	20/4/2000	11,295,000	–	98,000[3]	474,000	10,723,000
	19/4/2001	3,870,000	–	–	160,000	3,710,000
	18/4/2002	–	3,975,000[2]	–	120,000	3,855,000

* 按香港《僱傭條例》所指的「連續合約」工作的僱員

(2) 截至2002年12月31日止年度內並無認股權被註銷。

(3) 有關認股權的會計政策載於賬項附註2(s)(iv)。

Notes:

1. *Particulars of share options:*

Date of Grant	*Vesting Period*	*Exercise Period*	*Exercise Price Per Share*
			HK$
29/4/1997	*29/4/1997 – 28/4/1998*	*29/4/1998 – 29/4/2002*	*24.59*
20/4/1998	*20/4/1998 – 19/4/1999*	*20/4/1999 – 20/4/2003*	*15.30*
21/4/1999	*21/4/1999 – 20/4/2000*	*21/4/2000 – 21/4/2004*	*12.09*
20/4/2000	*20/4/2000 – 19/4/2001*	*20/4/2001 – 20/4/2005*	*16.46*
19/4/2001	*19/4/2001 – 18/4/2002*	*19/4/2002 – 19/4/2006*	*16.96*
18/4/2002	*18/4/2002 – 17/4/2003*	*18/4/2003 – 18/4/2007*	*15.80*

2. (i) *The closing price of the shares of the Bank immediately before 18th April, 2002 on which the options were granted was HK$15.60.*

   (ii) *Value of share options granted during the year ended 31st December, 2002:*

   The Directors consider that it is not appropriate to disclose the value of options granted during the year ended 31st December, 2002, since any valuation of the options would be subject to a number of assumptions that would be subjective and uncertain. The Directors believe that the evaluation of options based upon speculative assumptions would not be meaningful and would be misleading to shareholders.

3. *Annual weighted average ("AWA") closing price of the shares of the Bank immediately before the date on which the Options were exercised during the year ended 31st December, 2002:*

Date of Grant	*No. of Options Exercised*	*Exercise Price Per Share*	*AWA Closing Price*
		HK$	*HK$*
20/4/1998	*286,200*	*15.30*	*16.43*
21/4/1999	*553,000*	*12.09*	*16.04*
20/4/2000	*98,000*	*16.46*	*16.89*

Save as disclosed above, as at 31st December, 2002, none of the Directors or Chief Executive of the Bank or their spouses or children under 18 years of age were granted or exercised any right to subscribe for any equity or debt securities of the Bank or any of its associated corporations.

附註：

1. 認股權詳情：

授予日期	有效期	行使期	每股行使價
			港幣(元)
29/4/1997	29/4/1997 - 28/4/1998	29/4/1998 - 29/4/2002	24.59
20/4/1998	20/4/1998 - 19/4/1999	20/4/1999 - 20/4/2003	15.30
21/4/1999	21/4/1999 - 20/4/2000	21/4/2000 - 21/4/2004	12.09
20/4/2000	20/4/2000 - 19/4/2001	20/4/2001 - 20/4/2005	16.46
19/4/2001	19/4/2001 - 18/4/2002	19/4/2002 - 19/4/2006	16.96
18/4/2002	18/4/2002 - 17/4/2003	18/4/2003 - 18/4/2007	15.80

2. (i) 本銀行股份於認股權授出當日即2002年4月18日之前一日的收市價為港幣15.60元。

   (ii) 截至2002年12月31日止年度內授出認股權的價值：

   董事會認為評估認股權的價值涉及多方面主觀及不肯定的假設，因此不宜披露於截至2002年12月31日止年度內授出之認股權的價值。董事會相信基於揣測性的假設以評估認股權的價值意義不大，且對股東有所誤導。

3. 截至2002年12月31日止年度內本銀行股份在緊接有關認股權行使日期之前的全年加權平均收市價：

授予日期	行使認股權數目	每股行使價	全年加權平均收市價
		港幣(元)	港幣(元)
20/4/1998	286,200	15.30	16.43
21/4/1999	553,000	12.09	16.04
20/4/2000	98,000	16.46	16.89

除上述所披露外，於2002年12月31日，本銀行的董事或行政總裁或他們的配偶或18歲以下子女概無獲授或行使任何權利，以認購本銀行或其任何聯繫公司的股本或債務證券。

INFORMATION ON SHARE OPTION SCHEME

At the 2002 Annual General Meeting of the Bank held on 26th March, 2002, the Bank adopted the Staff Share Option Scheme 2002 (the "Scheme") and, at the same time, terminated the Staff Share Option Scheme 1999.

The following is a summary of the Scheme disclosed in accordance with the Listing Rules:

1. Purpose of the Scheme:

(a) The Scheme is a share incentive scheme and is established to recognise and acknowledge the contributions that eligible persons had made or may make to the Group.

(b) The Scheme will provide the eligible persons with an opportunity to have a personal stake in the Bank with the view to motivating the eligible persons to optimise their performance and efficiency for the benefit of the Group.

2. Participants of the Scheme:

The Board may at its discretion grant options to any employees including Executive Directors and Chief Executive of the Group.

3. Total number of shares available for issue under the Scheme and % of issued share capital at 31st December, 2002:

The number of shares available for issue under the Scheme is 71,696,959 shares representing 4.96% of the issued share capital at 31st December, 2002.

4. Maximum entitlement of each participant under the Scheme:

No options may be granted to any eligible persons which if exercised in full would result in the total number of shares issued and to be issued upon exercise of the share options already granted or to be granted to such eligible person under the Scheme or any other schemes of the Bank (including exercised, cancelled and outstanding share options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital as at the date of such new grant. Any grant of further options above this limit shall be subject to certain requirements as stipulated in the rules of the Scheme.

5. The period within which the shares must be taken up under an option:

Beginning on the first anniversary of the Date of Grant of such options and ending on the fifth anniversary thereof.

6. The minimum period for which an option must be held before it can be exercised:

From the Date of Grant of such options up to the day immediately before the first anniversary thereof.

7. The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid:

Not applicable.

8. The basis of determining the exercise price:

The exercise price is determined by the Directors and being not less than the highest of:

(a) the closing price of the Bank's shares in the Stock Exchange's daily quotations sheet on the date of grant of the relevant options;

(b) an amount equivalent to the average closing price of the Bank's shares as stated in the Stock Exchange's daily quotation sheets for the 5 business days immediately preceding the date of grant of the relevant options; and

(c) the nominal value of the Bank's shares.

9. The remaining life of the Scheme:

The Scheme Period will end on 25th March, 2007.

認股權計劃資料

本銀行於2002年3月26日舉行的股東周年常會上採納了僱員認股計劃2002(「計劃」),同時終止僱員認股計劃1999。

根據《上市規則》披露有關於2002年3月26日採納的計劃摘要如下:

1. **計劃的目的:**
   (a) 本計劃屬於一項股份獎勵計劃,設立的目的在於肯定合資格人士對本集團作出或可能作出的貢獻。
   (b) 本計劃為合資格人士提供機會持有本銀行的股權,藉此鼓勵僱員努力工作,提高效率,為本集團賺取更多利益。

2. **計劃的參與人:**
   董事會可按其酌情權,向本集團任何僱員,包括執行董事和行政總裁,授予認股權。

3. **計劃中可予發行的股份數目及其於2002年12月31日佔已發行股本的百分率:**
   計劃中可予發行的股份數目為71,696,959股,佔本行於2002年12月31日已發行股本的4.96%。

4. **計劃中每名參與人可獲授權益上限:**
   凡合資格人士在行使全部認股權後,會導致該位合資格人士在截至獲授新認股權之日(包括當日)止12個月內,因行使已經根據或將會根據本計劃及本銀行任何其他計劃獲授的認股權(包括已行使、已註銷及尚未行使的認股權)時,所獲發行及將予發行的股份總數超出新認股權授出當日的已發行股份的1%,則不得向該位合資格人士再授出新認股權。再度授出超出該上限的認股權,須受載於該計劃的規則內的若干規定所約束。

5. **可根據認股權認購股份的期限:**
   由該認股權授予日的第1周年開始截至授予日的第5周年止。

6. **認股權行使之前必須持有的最短期限:**
   由認股權授出之日起直至授予日的第1周年之前1日。

7. **申請或接受認股權須付金額以及付款或通知付款的期限或償還申請期權貸款的期限:**
   不適用

8. **行使價的釐定基準:**
   行使價由董事會釐定,但不少於下列的較高價:
   (a) 於授出有關認股權當日,本銀行股份於聯交所日報表的收市價;
   (b) 相等於緊接授出有關認股權當日之前5個營業日,本銀行股份於聯交所日報表的平均收市價;及
   (c) 本銀行股份的面值。

9. **計劃尚餘的有效期:**
   計劃期間將於2007年3月25日終止。

SUBSTANTIAL SHAREHOLDERS' INTERESTS

So far as is known to the Directors, none of the shareholders of the Bank was interested in 10% or more of the issued share capital of the Bank which was required to be recorded in the Register of Interests pursuant to Section 16(1) of the Hong Kong Securities (Disclosure of Interests) Ordinance as at 31st December, 2002.

COMPLIANCE

(1) In preparing the accounts for 2002, the Bank has fully complied with the module set out in the Supervisory Policy Manual "Financial Disclosure by Locally Incorporated Authorized Institutions" issued by the Hong Kong Monetary Authority on 8th November, 2002.

(2) The Bank has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year ended 31st December, 2002.

AUDITORS

A resolution for the re-appointment of KPMG as auditors of the Bank is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board
David LI Kwok-po
Chairman and Chief Executive

Hong Kong, 11th February, 2003

主要股東權益

就董事會所知，本銀行並無股東於2002年12月31日持有本行10%或以上已發行股本，而須根據香港《證券(披露權益)條例》第16條(1)款記錄於權益登記冊內。

符合指引

(1) 本銀行已完全按照香港金融管理局於2002年11月8日所發出的監管政策手冊《本地註冊認可機構披露財務資料》所載的標準編製2002年度賬目。

(2) 在截至2002年12月31日止年度內本銀行已遵守《上市規則》附錄14所載的「最佳應用守則」。

核數師

在即將召開的股東周年常會中，將提請通過再聘畢馬威會計師事務所為本銀行核數師的議案。

主席兼行政總裁
李國寶

香港，2003年2月11日

KPMG

TO THE SHAREHOLDERS OF THE BANK OF EAST ASIA, LIMITED

(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 70 to 137 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Bank's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Bank and of the Group as at 31st December, 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 11th February, 2003

KPMG

致東亞銀行有限公司各股東：

(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第70頁至第137頁按照香港公認會計原則編製的賬項。

董事及核數師的責任

香港《公司條例》規定董事須編製真實與公平的賬項。在編製這些賬項時，董事必須貫徹採用合適的會計政策，作出審慎及合理的判斷和估計，並説明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果，對這些賬項提出獨立意見，並向股東報告。

意見的基礎

我們是按照香港會計師公會頒布的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證，亦包括評估董事於編製賬項時所作的主要估計和判斷、所釐定的會計政策是否適合　貴銀行及　貴集團的具體情況，以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃和進行審核工作時，是以取得一切我們認為必須的資料及解釋為目標，使我們能獲得充分的憑證，就賬項是否存在重大的錯誤陳述，作合理的確定。在提出意見時，我們亦已衡量賬項所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為，上述的賬項均真實與公平地反映　貴銀行及　貴集團於2002年12月31日的財政狀況和　貴集團截至該日止年度的溢利及現金流量，並已按照香港《公司條例》適當地編製。

畢馬威會計師事務所
執業會計師

香港，2003年2月11日

Consolidated Profit and Loss Account 綜合損益賬

For the year ended 31st December, 2002 截至2002年12月31日止年度

		Notes附註	2002 HK$'000港幣千元	2001 HK$'000港幣千元
Interest income	利息收入		**6,552,915**	9,742,663
Interest expense	利息支出		**(2,727,277)**	(5,765,245)
Net interest income	淨利息收入		**3,825,638**	3,977,418
Non-interest income	非利息收入	4	**1,582,288**	1,234,567
Operating income	經營收入		**5,407,926**	5,211,985
Operating expenses	經營支出	5	**(2,886,949)**	(2,860,768)
Operating profit before provisions	未扣除準備的經營溢利		**2,520,977**	2,351,217
Charge for bad and doubtful debts	壞賬及呆賬支出	6	**(810,939)**	(432,385)
Operating profit after provisions	已扣除準備之經營溢利		**1,710,038**	1,918,832
Net (loss)/profit on disposal of fixed assets	出售固定資產之淨(虧損)/溢利		**(31,167)**	8,369
Revaluation deficit on investment properties	重估投資物業虧損		**(92,257)**	–
Net profit on disposal of held-to-maturity debt securities, investment securities and associates	出售持至到期債務證券、投資證券和聯營公司淨溢利		**456**	21,445
Provisions on held-to-maturity debt securities, investment securities and associates	持至到期債務證券、投資證券和聯營公司的準備金調撥		**(39,581)**	(45,049)
Share of profits less losses of associates	應佔聯營公司溢利減虧損		**32,656**	(12,741)
Profit for the year before taxation	年度內除税前溢利	7	**1,580,145**	1,890,856
Taxation	税項	8	**(265,696)**	(279,119)
Profit for the year after taxation	年度內除税後溢利		**1,314,449**	1,611,737
Minority interests	少數股東權益		**(26,071)**	(11,931)
Profit attributable to shareholders	股東應佔溢利	9	**1,288,378**	1,599,806
Appropriations:	撥款：			
Transfer to general reserve	撥存一般儲備	29(b)	**–**	462,000
Dividends attributable to the year	可歸屬年度內股息	10		
Interim paid	已派中期股息		**302,348**	300,430
Final paid in respect of previous year	已派屬上年度末期股息		**148**	1,821
Final proposed	擬派末期股息		**506,221**	473,050
			HK$港幣	HK$港幣
Earnings per share	每股盈利			
– basic	– 基本	11(a)	**0.89**	1.12
– diluted	– 攤薄	11(b)	**0.89**	1.12
– cash	– 現金	11(c)	**0.99**	1.19

The notes on pages 75 to 137 form part of these accounts. 第75至137頁之附註屬本賬項之一部分。

Consolidated Balance Sheet 綜合資產負債表

As at 31st December, 2002 *2002年12月31日*

		Notes附註	**2002 HK$'000港幣千元**	*2001 HK$'000港幣千元*
ASSETS	**資產**			
Cash and short-term funds	現金及短期資金	15	**34,937,640**	43,760,587
Placements with banks and other financial institutions maturing between one and twelve months	在銀行及其他金融機構於1至12個月內到期的存款	25	**11,670,652**	11,045,510
Trade bills less provisions	已扣除準備的貿易票據		**671,763**	578,962
Certificates of deposit held	持有的存款證	25	**2,370,751**	2,419,445
Other investments in securities	其他證券投資	16(a)	**13,255,164**	4,150,218
Advances and other accounts less provisions	已扣除準備的貸款及其他賬項	17,18	**111,824,208**	109,851,558
Held-to-maturity debt securities	持至到期債務證券	16(b),25	**3,125,686**	2,433,861
Investment securities	投資證券	16(c)	**253,428**	201,346
Investments in associates	聯營公司投資	20	**639,500**	608,584
Goodwill	商譽	21	**2,087,382**	1,885,986
Fixed assets	固定資產	22	**4,407,057**	4,828,876
Total Assets	資產總額		**185,243,231**	181,764,933
LIABILITIES	**負債**			
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	25	**5,754,837**	5,168,251
Deposits from customers	客戶存款	25	**141,661,889**	140,816,751
Certificates of deposit issued	已發行存款證	25	**10,157,757**	8,585,600
Convertible bonds issued	已發行可換股債券	23,25	**119,637**	316,891
Tax and deferred taxation	稅項及遞延稅項	26	**574,293**	430,290
Other accounts and provisions	其他賬項及準備		**3,778,844**	3,909,434
Total Liabilities	負債總額		**162,047,257**	159,227,217
CAPITAL RESOURCES	**資本**			
Loan capital	借貸資本	27	**4,276,227**	4,271,123
Minority interests	少數股東權益		**44,708**	19,092
Share capital	股本	28	**3,615,863**	3,583,711
Reserves	儲備	29	**15,259,176**	14,663,790
Shareholders' Funds	股東資本		**18,875,039**	18,247,501
Total Capital Resources	資本總額		**23,195,974**	22,537,716
Total Capital Resources and Liabilities	資本及負債總額		**185,243,231**	181,764,933

Approved and authorised for issue by the Board of Directors on 11th February, 2003.

董事會於2003年2月11日核准及授權發布。

Chairman and Chief Executive	**David LI Kwok-po**	*主席兼行政總裁*	**李國寶**
Directors	**LI Fook-wo**	*董事*	**李福和**
	George HO		**何佐芝**
	WONG Chung-hin		**黃頌顯**

The notes on pages 75 to 137 form part of these accounts.

第75至137頁之附註屬本賬項之一部分。

Balance Sheet 資產負債表

As at 31st December, 2002 *2002年12月31日*

		Notes附註	2002 HK$'000港幣千元	2001 HK$'000港幣千元
ASSETS	**資產**			
Cash and short-term funds	現金及短期資金	15	**34,521,150**	37,290,782
Placements with banks and other financial institutions maturing between one and twelve months	在銀行及其他金融機構於1至12個月內到期的存款	25	**11,498,941**	10,619,842
Trade bills less provisions	已扣除準備的貿易票據		**671,763**	555,120
Certificates of deposit held	持有的存款證	25	**1,950,272**	1,741,145
Other investments in securities	其他證券投資	16(a)	**12,748,565**	3,742,150
Advances and other accounts less provisions	已扣除準備的貸款及其他賬項	17,18	**107,764,730**	92,255,970
Amounts due from subsidiaries	附屬公司欠款	24(a)	**2,161,098**	1,410,752
Held-to-maturity debt securities	持至到期債務證券	16(b),25	**2,591,727**	1,651,475
Investment securities	投資證券	16(c)	**210,213**	143,818
Investments in subsidiaries	附屬公司投資	19	**1,876,423**	5,978,298
Investments in associates	聯營公司投資	20	**188,582**	194,489
Goodwill	商譽	21	**1,560,370**	107,050
Fixed assets	固定資產	22	**3,755,109**	3,390,481
Total Assets	資產總額		**181,498,943**	159,081,372
LIABILITIES	**負債**			
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	25	**5,697,438**	5,127,576
Deposits from customers	客戶存款	25	**131,438,933**	111,632,681
Certificates of deposit issued	已發行存款證	25	**12,357,757**	10,684,233
Convertible bonds issued	已發行可換股債券	23,25	**119,637**	316,891
Amounts due to subsidiaries	欠附屬公司款項	24(b)	**11,480,094**	11,490,137
Tax and deferred taxation	税項及遞延税項	26	**548,886**	388,512
Other accounts and provisions	其他賬項及準備		**2,727,168**	2,840,417
Total Liabilities	負債總額		**164,369,913**	142,480,447
CAPITAL RESOURCES	**資本**			
Share capital	股本	28	**3,615,863**	3,583,711
Reserves	儲備	29	**13,513,167**	13,017,214
Total Capital Resources	資本總額		**17,129,030**	16,600,925
Total Capital Resources and Liabilities	資本及負債總額		**181,498,943**	159,081,372

Approved and authorised for issue by the Board of Directors on 11th February, 2003.

董事會於2003年2月11日核准及授權發布。

Chairman and Chief Executive	**David LI Kwok-po**	*主席兼行政總裁*	**李國寶**
Directors	**LI Fook-wo**	*董事*	**李福和**
	George HO		**何佐芝**
	WONG Chung-hin		**黃頌顯**

The notes on pages 75 to 137 form part of these accounts.

第75至137頁之附註屬本賬項之一部分。

Consolidated Statement of Changes in Equity 綜合股東權益轉變表

For the year ended 31st December, 2002 *截至2002年12月31日止年度*

		Share capital 股本 HK$'000 港幣千元	Share premium 股份溢價 HK$'000 港幣千元	General reserve 一般儲備 HK$'000 港幣千元	Revaluation reserve on bank premises 行址重估儲備 HK$'000 港幣千元	Revaluation reserve on investment properties 投資物業重估儲備 HK$'000 港幣千元	Exchange revaluation reserve 匯兌重估儲備 HK$'000 港幣千元	Other reserves (Note) 其他儲備 (附註) HK$'000 港幣千元	Retained profits 留存溢利 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Balance as at 1st January, 2002	2002年1月1日結餘	3,583,711	375,694	11,418,601	1,257,509	118,323	(49,712)	91,205	1,452,170	18,247,501
Net profit for the year	年度內溢利	-	-	-	-	-	-	-	1,288,378	1,288,378
Transfer from retained profits to general reserve	由留存溢利轉撥入一般儲備	-	-	8,662	-	-	-	-	(8,662)	-
Transfer from revaluation reserve on bank premises to investment properties	由行址重估儲備轉撥入投資物業重估儲備	-	-	-	(4,994)	4,994	-	-	-	-
Shares issued in lieu of dividends	發行新股以股代息	29,809	(29,809)	177,809	-	-	-	-	-	177,809
Shares issued under Staff Share Option Schemes	根據僱員認股計劃發行新股	2,343	10,335	-	-	-	-	-	-	12,678
Capital fee	資本費用	-	(10)	-	-	-	-	-	-	(10)
Realised surplus on disposals of bank premises/ investment properties	已實現出售行址及投資物業溢價轉撥	-	-	18,339	(3,363)	(14,976)	-	-	-	-
Dividends	股息	-	-	-	-	-	-	-	(775,546)	(775,546)
Revaluation (deficit)/surplus	重估(虧損)/溢價	-	-	-	-	(108,341)	-	763	-	(107,578)
Exchange adjustments	匯兌調整	-	-	-	-	-	31,807	-	-	31,807
Balance as at 31st December, 2002	2002年12月31日結餘	3,615,863	356,210	11,623,411	1,249,152	-	(17,905)	91,968	1,956,340	18,875,039
Balance as at 1st January, 2001	2001年1月1日結餘	3,536,945	338,071	10,693,195	1,257,509	127,954	(20,573)	92,046	1,281,948	17,307,095
Net profit for the year	年度內溢利	-	-	-	-	-	-	-	1,599,806	1,599,806
Transfer from retained profits to general reserve	由留存溢利轉撥入一般儲備	-	-	485,938	-	-	-	-	(485,938)	-
Shares issued in lieu of dividends	發行新股以股代息	32,055	(32,055)	229,837	-	-	-	-	-	229,837
Shares issued under Staff Share Option Schemes	根據僱員認股計劃發行新股	14,711	69,708	-	-	-	-	-	-	84,419
Capital fee	資本費用	-	(30)	-	-	-	-	-	-	(30)
Realised surplus on disposals of investment properties	已實現出售投資物業溢價轉撥	-	-	9,631	-	(9,631)	-	-	-	-
Dividends	股息	-	-	-	-	-	-	-	(938,901)	(938,901)
Exchange and other adjustments	匯兌及其他調整	-	-	-	-	-	(29,139)	(841)	(4,745)	(34,725)
Balance as at 31st December, 2001	2001年12月31日結餘	3,583,711	375,694	11,418,601	1,257,509	118,323	(49,712)	91,205	1,452,170	18,247,501

Note: Other reserves include statutory reserves, capital reserve and other revaluation reserve (Note 29).

*附註：*其他儲備包括法定儲備，資本儲備及其他重估儲備(附註29)。

The notes on pages 75 to 137 form part of these accounts.

第75至137頁之附註屬本賬項之一部分。

Consolidated Cash Flow Statement 綜合現金流量表

For the year ended 31st December, 2002 *截至2002年12月31日止年度*

		Notes附註	**2002 HK$'000港幣千元**	*2001 HK$'000港幣千元*
OPERATING ACTIVITIES	**經營業務活動**			
Cash used in operations	用於經營業務的現金	*31(a)*	**(6,312,897)**	(978,348)
Hong Kong profits tax (paid)/refund	(已付)/退回香港利得稅		**(21,941)**	12,968
Overseas profits tax paid	已付海外稅款		**(43,629)**	(45,114)
Interest paid on loan capital, certificates of deposit and bonds issued	支付已發行借貸資本、存款證及債券利息		**(596,979)**	(1,278,259)
NET CASH USED IN OPERATING ACTIVITIES	**用於經營業務活動之現金淨額**		**(6,975,446)**	(2,288,753)
INVESTING ACTIVITIES	**投資活動**			
Dividends received from associates	收取聯營公司股息		**34,785**	33,525
Dividends received from equity securities	收取股份證券股息		**35,797**	21,753
Purchase of equity securities	購入股份證券		**(4,828)**	(25,096)
Proceeds from sale of equity securities	出售股份證券所得款項		**14,613**	63,226
Purchase of fixed assets	購入固定資產		**(173,225)**	(322,452)
Proceeds from disposal of fixed assets	出售固定資產所得款項		**146,514**	12,353
Purchase of interest in associates	購入聯營公司權益		**(25,545)**	(4,002)
Proceeds from disposal of associates	出售聯營公司所得款項		**5,324**	49,152
Purchase of subsidiaries	購入附屬公司	*31(c)*	**(334,477)**	(978,771)
NET CASH USED IN INVESTING ACTIVITIES	**用於投資活動之現金淨額**		**(301,042)**	(1,150,312)
FINANCING ACTIVITIES	**融資活動**			
Ordinary dividends paid	支付普通股股息		**(597,737)**	(709,064)
Issue of loan capital	發行借貸資本		**–**	4,272,498
Issue of ordinary share capital	發行普通股本		**12,678**	84,419
Capital fee paid on increase in issued share capital	支付發行新股資本費用		**(10)**	(30)
Issue of certificates of deposit	發行存款證		**9,033,181**	6,069,750
Redemption of certificates of deposit and convertible bonds	贖回存款證及可換股債券		**(7,688,278)**	(7,661,667)
Redemption of loan capital	贖回借貸資本		**–**	(2,339,790)
NET CASH GENERATED FROM/(USED IN) FINANCING ACTIVITIES	**源自/(用於)融資活動之現金淨額**		**759,834**	(283,884)
NET DECREASE IN CASH AND CASH EQUIVALENTS	**現金及等同現金項目淨減額**		**(6,516,654)**	(3,722,949)
CASH AND CASH EQUIVALENTS AT 1st JANUARY	**1月1日之現金及等同現金項目**		**42,841,676**	46,564,625
CASH AND CASH EQUIVALENTS AT 31st DECEMBER	**12月31日之現金及等同現金項目**	*31(d)*	**36,325,022**	42,841,676

The notes on pages 75 to 137 form part of these accounts.

第75至137頁之附註屬本賬項之一部分。

1 Principal Activities 主要業務

The Bank and its subsidiaries (the "Group") are engaged in the provision of banking and related financial services, and business, corporate and investor services.

本銀行及其附屬公司(「本集團」)的主要業務為提供銀行及有關的金融服務、以及商務、企業及投資者服務。

2 Significant Accounting Policies 主要會計政策

(a) Statement of Compliance

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. In addition, these accounts comply fully with the module on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(a) 符合指引聲明

本賬項是按照香港會計師公會發出的所有適用之《會計實務準則》及解釋、香港公認會計原則和香港《公司條例》的要求而編製。此外，本賬項完全符合香港金融管理局所發出監管政策手冊《本地註冊認可機構披露財務資料》的衡量基準。本賬項亦符合《香港聯合交易所有限公司證券上市規則》有關的披露規定。本集團採納的主要會計政策簡列如下。

(b) Basis of Preparation of the Accounts

The accounts are prepared on a basis consistent with the accounting policies and methods adopted in the previous year except for the changes in accounting policies mentioned in Note 3.

With effect from 1st April, 2002, First Pacific Bank Limited ("FPB") has been merged with the Bank through The Bank of East Asia, Limited (Merger) Ordinance, under which all the assets and liabilities situated in Hong Kong and the rights and obligations of FPB as expressly governed by Hong Kong law have been transferred to the Bank. By virtue of this Ordinance, the accounts of the Bank for the year ended 31st December, 2002 were prepared as if the undertaking of FPB had vested in the Bank on 1st January, 2002.

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of certain land and buildings, and the marking to market of certain investments in securities and off-balance sheet financial instruments as explained in the accounting policies set out below.

(b) 賬項編製基準

除賬項附註3所述的會計政策變更外，本賬項是按照上年度的會計政策及方法而編製。

第一太平銀行有限公司(「第一太銀」)已根據《東亞銀行有限公司(合併)條例》於2002年4月1日起與本銀行合併。此條例賦予所有屬於香港境內及受香港法律約束的第一太銀資產及負債轉移予本銀行。本銀行截至2002年12月31日止的賬項，已根據此條例將第一太銀有關業務於2002年1月1日轉歸本銀行的情況下編製。

本賬項是以原值成本作為計量基準。但部分土地及建築物是以重估價值，以及部分證券投資及資產負債表外的金融工具是以市場價值列賬。有關詳情載列於下列會計政策。

(c) Basis of Consolidation

(i) Subsidiaries

The consolidated accounts include the accounts of the Bank and all its subsidiaries made up to 31st December each year. A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the Board of Directors. In the Bank's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (Note 2(n)).

All material intercompany transactions and balances are eliminated on consolidation. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from or to the date of their acquisition or disposal, as appropriate.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(c) 綜合基準

(i) 附屬公司

本綜合賬項包括本銀行及其所有附屬公司截至各相關年度之12月31日止的賬項。根據香港《公司條例》，附屬公司指該公司為本集團直接或間接地持有超過半數已發行股本、或控制超過半數投票權、或控制董事局的組成。在本銀行的資產負債表中，附屬公司投資是以成本減除減值損失列賬(附註2(n))。

一切重大的集團內部交易及結餘已於賬項綜合時抵銷。於年度內購入或出售的附屬公司，其業績是由購入日期開始或至出售日期止(以適用者為準)計算入綜合賬項內。

少數股東權益是指集團以外股東於附屬公司經營業績及淨資產的權益。

2 Significant Accounting Policies (continued) 主要會計政策(續)

Co-operative joint ventures in the PRC are accounted for as subsidiaries, whereby the Group bears the entire risk and liabilities and shares all the profit and loss of the co-operative joint ventures after paying the guaranteed distribution to the joint venture partners in the PRC.

中國合作合營企業如附屬公司投資般入賬。本集團在支付中方合營企業合夥人協定的出資額後，便承擔合作合營企業的全部風險及負債，並自負該企業的盈虧。

(ii) Associates

An associate is a company in which the Group or the Bank has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the associate's net assets, goodwill arising on acquisition of the associate and impairment loss (Note 2(n)).

The consolidated profit and loss account reflects the Group's share of the post-acquisition results of the associates for the year, less any amortisation of goodwill and impairment loss charged during the year in accordance with Notes 2(m) and 2(n).

The Bank accounts for the results of associates to the extent of dividends received. Investments in associates are stated at cost less any impairment losses (Note 2(n)).

(ii) 聯營公司

聯營公司是指本集團或本銀行可對其管理發揮重大影響力，包括制定其財務及經營政策，但並不控制或共同控制其管理層。

聯營公司投資是以權益會計法在綜合賬內入賬。入賬方法是先以成本再將本集團於購入後應佔該聯營公司的淨資產、因購入聯營公司的權益而產生的商譽及減值損失(附註2(n))而調整。

綜合損益賬已反映本集團應佔購入聯營公司權益後年度業績，及減除於附註2(m)所述的年度內商譽攤銷支出及於附註2(n)所述的年度減值損失。

本銀行是以已收取股息計算應佔聯營公司業績。聯營公司投資是以成本減除減值損失(附註2(n))列賬。

(d) Translation of Foreign Currencies

Transactions in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The exchange differences are dealt with in the profit and loss account.

The balance sheets of overseas branches, subsidiaries and associates are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date, whereas the profit and loss accounts are translated at the average rate for the period. The difference between the profit and loss account translated at an average rate and at the closing rate is recorded as a movement in reserves. Exchange differences arising from retranslation of opening net assets at the rates of exchange ruling at the balance sheet date are accounted for in reserves.

On disposal of a foreign enterprise, the cumulative amount of the exchange differences which relate to that foreign enterprise is included in the calculation of the profit or loss on disposal.

(d) 外幣換算

外幣交易按交易日的匯率折算為港幣。以外幣為單位的貨幣性資產及負債按結算日的匯率折算為港幣。匯兌差額則計入損益賬內。

海外分行、附屬公司及聯營公司的資產負債表按結算日匯率折算為港幣，而損益賬按期間平均匯率折算。因以平均匯率及結算日匯率折算損益賬而產生的差額於儲備內作調整。將期初資產淨值按結算日的匯率重新折算而產生的匯兌差額則記入儲備內。

計算出售海外企業的損益包括截至出售日因該企業產生的累積兌換差額。

(e) Interest, Fees and Dividend Income

Interest income and expense are recognised in the profit and loss account on a time-apportioned basis on the principal outstanding and at the rate applicable, except in the case of doubtful debts (Note 2(f)).

Fees and commission income and expenses are recognised in the profit and loss account when earned or incurred.

Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(e) 利息、收費及股息收入

除屬呆賬情況外(附註2(f))，利息收入與支出均根據本金結餘及適用利率，以時間分攤基準確認在損益賬內。

收費及佣金收入與支出則只在已賺取或發生後才確認。

非上市投資股息收入在股東收取權被確立時才予以確認。上市投資股息收入則在該投資的股價除息時才被確認。

(f) Advances and Other Accounts

Advances to customers, banks and other financial institutions are measured at the cash consideration at the time of acquisition and are stated in the balance sheet after deducting provisions for estimated losses at subsequent periods.

Interest on doubtful loans and advances is credited to a suspense account which is netted in the balance sheet against the relevant balances.

(f) 貸款及其他賬項

客戶、銀行和金融機構的貸款以購置時的現金價款，並在扣除預計日後虧損的準備後於資產負債表列賬。

呆賬利息撥入暫記賬項內，並在資產負債表的相關結餘中扣除。

(g) Repossession of Assets

Assets acquired by repossession of collateral for realisation continue to be treated as securities for loans and advances. In this regard, provision has been made on the shortfall between the carrying amount of the loans and advances and the expected net sales proceeds from realisation of the repossessed assets.

(g) 收回資產

收回抵押品作變賣的資產仍視作貸款的抵押。貸款賬面值與預期變賣收回資產的淨所得款項兩者之間的差額予以撥備。

(h) *Provision for Bad and Doubtful Debts*

Provisions are made against specific doubtful debts as and when they are considered necessary by the Credit Committee with authority delegated by the Board of Directors and in addition an amount has been set aside as a general provision for advances. When there is no longer any realistic prospect of recovery, the outstanding debt is written off.

(h) 壞賬及呆賬準備

信貸委員會的權力由董事會授予，在信貸委員會認為有必要時，便會為呆賬提撥特殊準備，此外，亦會為貸款撥出一般準備。倘再無實際機會收回貸款時，則尚欠債務將會撇銷。

(i) Properties

(i) Bank premises are stated in the balance sheet at cost or at Directors' valuation, by reference to an independent professional valuation, less accumulated depreciation and accumulated impairment loss (Note 2(n)).

When a deficit arises on revaluation, it will be charged to the profit and loss account, if and to the extent that it exceeds the amount held in the bank premises revaluation reserve in respect of that same asset immediately prior to the revaluation; and when a surplus arises on revaluation, it will be credited to the profit and loss account, if and to the extent that a deficit on revaluation in respect of that same asset had previously been charged to the profit and loss account.

In preparing these accounts, advantage has been taken of the transitional provisions set out in paragraph 80 of SSAP 17 "Property, Plant and Equipment" issued by the Hong Kong Society of Accountants, with the effect that bank premises have not been revalued to fair value at the balance sheet date.

(ii) Investment properties are stated in the balance sheet at open market value, less any accumulated depreciation. Investment properties are valued annually by persons holding a recognised professional qualification in valuing properties and at intervals of not more than three years by independent valuers.

Surpluses and deficits arising on revaluation of investment properties are recognised on a portfolio basis. The net surplus is credited to the investment property revaluation reserve. The net deficit is first set off against any investment property revaluation reserve and any resulting debit balance is thereafter charged to the profit and loss account. Where a deficit has previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is credited to the profit and loss account to the extent of the deficit previously charged.

(iii) Profit or loss on disposal of bank premises and investment properties is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the profit and loss account upon disposal. Surplus that is included in the bank premises revaluation reserve of the related bank premises disposed are transferred to the general reserve. Any revaluation surplus relating to the disposal of investment properties are transferred from the investment properties revaluation reserve to the general reserve.

(i) 物業

(i) 銀行行址是按成本或董事參照獨立專業評估作出的估值，減累計折舊及減值損失(附註2(n))於資產負債表列賬。

當重估出現虧損時，於損益賬撇銷的數額只限於超過以往因重估相同行址而存入行址重估儲備的重估溢價結餘；當重估出現溢價時，記入損益賬的數額只限於以往因重估相同行址曾於損益賬支銷的重估虧損。

在編製此等賬項時，由於可採用香港會計師公會頒布的《會計實務準則》第17號「物業、廠房及設備」第80段所載的臨時條款，故行址並未在結算日重估至公平價值。

(ii) 投資物業按公開市值減累計折舊於資產負債表列賬。投資物業每年由一持有專業資格的估價師估值並由獨立專業估價師於不超過3年期間重新估值。

因重估投資物業而產生的溢價及虧損按投資組合確認。淨溢價記入投資物業重估儲備。淨虧損先從投資物業重估儲備內扣除，不足之數於損益賬內支銷。曾於損益賬支銷虧損但其後再重估而產生的溢價，計入損益賬之數額不超於以往曾於損益賬已支銷的數額。

(iii) 出售行址及投資物業的損益是以出售所得款項與資產賬面值的差價計算，並在出售時於損益賬內確認。有關之重估行址溢價會從行址重估儲備撥入一般儲備內。有關之重估投資物業溢價則從投資物業重估儲備撥入一般儲備內。

2 Significant Accounting Policies *(continued)* 主要會計政策 *(續)*

(j) Amortisation and Depreciation

(i) Bank premises

Freehold land is not amortised. Leasehold land is amortised on a straight line basis over the remaining term of the lease. Buildings are depreciated on a straight line basis at rates calculated to write off the cost or valuation of each building over its estimated useful life of 50 years or the remaining lease period of the land on which it is situated, whichever is the shorter.

(ii) Investment properties

No depreciation is provided on land where the residual lease is greater than 20 years. Buildings with either the remaining useful life or the remaining lease period of the land on which they are situated being 20 years or less are depreciated on a straight line basis at rates calculated to write off the cost or valuation of the building over the shorter of the remaining estimated useful life of the building or the remaining lease period of the land.

(iii) Other fixed assets

Other fixed assets are stated in the balance sheet at cost less accumulated depreciation, which is calculated on a straight line basis to write off the assets over their estimated useful lives from 4 to 20 years.

(k) Leased Assets

(i) Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in Note 2(j). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(n).

(ii) Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the profit and loss account as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the profit and loss account in the accounting period in which they are incurred.

(l) Investments in Securities

Investments in debt and equity securities, except those held either solely for the purpose of recovering advances or as investments in subsidiaries or associates, are accounted for as follows.

Investments in securities are classified as held-to-maturity debt securities, investment securities and other investments in securities, and are recognised as assets from the date on which the Group is bound by the contract which gives rise to them.

Transfer of a security between categories of investments is accounted for at fair value. The profit or loss arising from transfers between categories of investments is accounted for as if the investment had been sold and repurchased at the date of transfer.

(j) 攤銷及折舊

(i) 銀行行址

永久業權之土地不予攤銷，租賃土地以直線法按租賃剩餘年期攤銷。建築物的成本或估值以直線法按其預計使用年限50年或其座落土地剩餘租賃期兩者中的較短期限計算折舊。

(ii) 投資物業

租賃期尚有20年以上的土地不予折舊。若建築物的剩餘預計使用年限或其座落土地剩餘租賃期為20年或以下，其成本或重估值以直線法按其剩餘預計使用年限或其座落土地剩餘租賃期兩者中的較短期限計算折舊。

(iii) 其他固定資產

其他固定資產是按成本減累計折舊於資產負債表列賬。此等資產的成本是以直線法按照由4年至20年不等的預計使用年限撇銷。

(k) 租賃資產

(i) 持有用於經營租賃方式資產

當本集團以經營租賃方式租出資產，該資產按附註2(j)所載(如適用者)本集團的折舊會計政策計算折舊，及根據其性質包括在資產負債表內。減值損失是根據會計政策附註2(n)所載計算。

(ii) 經營租賃支出

當本集團使用經營租賃資產，除非有其他更具代表性的基準以衡量從該等經營租賃資產獲得利益的模式，其租賃支出按該租賃資產所載的會計年期以相同分期記入損益賬。租賃回贈收入視為淨租賃支出總額的一部分被確認於損益賬內。或有租金按已發生的會計期記入損益賬。

(l) 證券投資

除用作收回貸款或視作附屬或聯營公司投資外，債務證券及股份證券投資是以下列方式入賬。

證券投資可分為持至到期債務證券、投資證券和其他證券投資，並在本集團受其合約所約束當日起確認為資產。

在不同投資類別之間轉賬證券時，是以其公平值入賬。由此引起的損益是假設該投資在轉賬日已被出售及重購而入賬。

The profit or loss on disposal is accounted for in the period in which the disposal occurs as the difference between the sales proceeds and the carrying amount of the investments.

出售的損益是以出售所得款項與該投資賬面值的差價計算,並於進行出售的期間內入賬。

(i) *Held-to-maturity debt securities*

Held-to-maturity debt securities are investments in debt securities which the Group has the expressed intention and ability to hold to maturity, and are stated at amortised cost less any provisions in their value which reflects their credit risk.

Provisions are made and recognised immediately as an expense when carrying amounts are not expected to be fully recovered, but are written back to income when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. The amount written back is limited to the amount of the write-downs or write-offs.

(i) *持至到期債務證券*

持至到期債務證券是指本集團有明確意向及有能力持至到期日之債務證券投資,並以攤銷成本再減除反映其信貸風險的準備入賬。

當預算不可收回所有賬面值時,則會提撥準備並立刻作為支出確認。但當引致減值或撇銷的情況及事項不復存在,而有令人信服的證據顯示新的情況及事項於可預見的將來仍然持續,準備便作為收入回撥。回撥的數額只限於減值或撇銷的數額。

(ii) *Investment securities*

Investment securities are securities which are intended to be held on a continuing basis, and which are held for an identified long-term purpose documented at the time of acquisition or change of purpose and are clearly identifiable for the documented purpose.

Investment securities are included in the balance sheet at cost less provisions for diminution in value which are other than temporary. Such provision is determined for each investment individually. Provisions are recognised as an expense immediately and are written back to income when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. The amount written back is limited to the amount of the write-downs or write-offs.

(ii) *投資證券*

投資證券是預算持續持有的證券,並持有在購入或用途變更時記下作長期持有之用,而所記下用途的文件是可清楚辨認的。

投資證券在資產負債表內按成本減因非短暫減值而提撥的準備入賬。該準備是以個別投資計算,並立刻作為支出確認。但當引致減值或撇銷的情況及事項不復存在,而有令人信服的證據顯示新的情況及事項於可預見的將來仍然持續,準備便作為收入回撥。回撥的數額只限於減值或撇銷的數額。

(iii) *Other investments in securities*

Other investments in securities are those securities which are not classified as held-to-maturity debt securities nor as investment securities, and are stated at fair value at the balance sheet date. Unrealised holding gains or losses arising on revaluation of securities to fair value are dealt with in the profit and loss account.

(iii) *其他證券投資*

其他證券投資是不被列作持至到期債務證券或投資證券的其他證券,並按結算日的公平值入賬。因重估證券至其公平值所引致未實現的損益計入損益賬內。

(m) Goodwill

The excess of the purchase consideration in relation to the acquisition of subsidiaries and associates over the Group's share of fair value ascribed to their net tangible assets and identifiable intangible assets represents the goodwill arising on acquisition.

In respect of subsidiaries, goodwill is capitalised and amortised on a straight line basis over its estimated useful life not exceeding 20 years, and is stated in the consolidated balance sheet at cost less accumulated amortisation and any impairment losses (Note 2(n)). The amortisation of goodwill is recognised in the consolidated profit and loss account as an operating expense.

Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount. The impairment of goodwill is recognised in the consolidated profit and loss account as an operating expense.

On disposal of a subsidiary, any unamortised purchased goodwill is included in the calculation of the profit or loss on disposal.

In respect of associates, goodwill is capitalised and amortised on a straight line basis over its estimated useful life not exceeding 20 years. The cost of goodwill less any accumulated amortisation and any impairment losses (Note 2(n)) is included in the carrying amount of the investments in associates.

(m) 商譽

收購附屬公司及聯營公司的價款超過其有形淨資產和可辨認無形資產的公平值部分為收購產生的商譽。

就附屬公司而言,以直線法按不逾20年的預計可用年期攤銷已資本化的商譽,並按成本減累計攤銷及減值損失(附註2(n))於綜合資產負債表列賬。商譽的攤銷於綜合損益賬確認為經營支出。

當顯示減值存在時,須重估及撇銷商譽的賬面值至可收回數額。商譽減值於綜合損益賬列作經營支出。

出售附屬公司時,出售損益的計算已包括未予攤銷的購入商譽。

就聯營公司而言,以直線法按不逾20年的預計可用期攤銷已資本化的商譽,並按成本減累計攤銷及減值損失(附註2(n))包括於聯營公司投資的賬面值。

2 Significant Accounting Policies *(continued)* 主要會計政策 *(續)*

(n) Impairment of Assets

At each balance sheet date, if internal and external sources of information indicate that any property (other than investment properties), equipment, investments (including those "Investments in subsidiaries and associates" (Note 2(c)) but other than those accounted for as "Other investments in securities" under Note 2(l)) or goodwill is impaired, the asset's recoverable amount is estimated, and an impairment loss is recognised in the profit and loss account whenever the carrying amount of an asset exceeds its recoverable amount.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

(n) 資產減值損失

如對內及對外資料來源均顯示於結算日有任何物業(除投資物業)、設備、投資(包括附屬公司及聯營公司投資(附註2(c))但不包括附註2(l)之其他證券投資或商譽經已減值，均須估計該等資產之可收回數額，及當該資產的賬面值超過可收回數額時確認減值損失於損益賬內。

可收回數額是出售淨值及使用值二者中之較高者。在評估使用值時，會採用一項當時市場評估貨幣的時間值及相對於該資產的風險的税前折扣率將估計未來現金流量折實為現在價值。當某資產未能大部分地獨立於其他資產產生現金流量，其可收回數額取決於可獨立地產生現金流量的最小資產組合(即一個現金生產單位)。

除了商譽的有關資產，如在用來釐定可收回數額的估計有所改變，則減值損失會被轉回。商譽的減值損失只會因招致該損失的一種特殊性質的特別事件在被視作不再發生之情況下才會轉回，及可收回數額的增加清楚顯示與該特別事件之轉回相關。

減值損失轉回只局限至該資產的賬面值，猶如該等減值損失從未在往年被確認。減值損失轉回在該被確認的年度記存入損益賬內。

(o) Finance Leases

The amounts due from lessees in respect of finance leases are recorded in the balance sheet as advances to customers at the amounts of net investment which represent the total rentals receivable under finance leases less unearned income. Finance income implicit in the rental receivable is credited to the profit and loss account over the lease period so as to produce an approximately constant periodic rate of return on the net cash investment for each accounting period.

(o) 融資租賃

融資租賃承租人欠款按投資淨額記入資產負債表的客戶貸款項目內。投資淨額指融資租賃的應收租金總額減去未賺取收入後的數額。應收租金內隱含之財務收入按租賃年期計入損益賬內，以令每個會計期間的淨現金投資回報率盡可能相同。

(p) Deferred Taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(p) 遞延税項

遞延税項是因會計及税務對收支處理引起的所有重大時差，預計在可見未來可能引致的税項責任，按負債法提撥準備。

未來遞延税項收益不會入賬，除非有充足理由確定其是可以實現。

(q) Insurance Reserves and Provisions for Outstanding Claims

Insurance reserves, except those attributable to long term business, represent the proportion of retained premiums written in the year relating to the period of risk from 1st January in the following year to the subsequent date of expiry of policies which is carried forward as a provision for unearned premiums and calculated on a daily basis.

The insurance reserve of long term business is ascertained by actuarial valuation.

(q) 保險基金及未付索償準備

不包括長期業務部分，保險基金指年度內收取但已作保留的保金部分，而有關的風險是屬於下年度1月1日至保單到期日為止，該保留保金視作未賺取保費準備並按每日計算。

長期業務的保險基金是按精算估值。

Full provision is made for the estimated cost of claims notified but not settled at the balance sheet date and for the estimated cost of claims incurred but not reported by that date, after deducting the amounts due from reinsurers. Provision has also been made for the estimated cost of servicing claims notified but not settled at the balance sheet date and to meet expenses on claims incurred but not reported at the balance sheet date.

本集團已就在結算日只已通知但未償付以及已發生但未匯報的索償,經扣除了分保人欠款,作出了充足的準備。此外,已就在結算日已通知但未償付的索償及已發生但未匯報索償而引致的估計費用作出了充足的準備。

These reserves and provisions are classified as other accounts and provisions.

此等基金及準備已列於其他賬項及準備。

(r) Provisions and Contingent Liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Bank or the Group has a legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(r) 準備及或然負債

當負債的限期或數額不確定,但有可能因過去事項構成法定或推定義務而付出經濟利益以償責任,並能對此作可靠估計,此負債便確認為準備。

倘不可能需要付出經濟利益,或不能對數額作可靠估計,除非付出的機會是極微,則此項責任會被披露為或然負債。除非付出的機會是極微,潛在義務的存在只在會否發生一項或多項未來事件中獲肯定下以或然負債披露。

(s) Employee Benefits

(i) Salaries, bonuses and leave benefits

Employee entitlements to salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are recognised when they accrue to employees. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are recognised when the absences occur.

(ii) Performance-related bonus plan

Liabilities for performance-related bonus plan, which are due wholly within twelve months after the balance sheet date, are recognised when the Group has a present constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii) Retirement benefits

Retirement benefits are provided to eligible staff of the Group. Hong Kong employees enjoy retirement benefits under either the Mandatory Provident Fund Exempted ORSO Scheme ("MPFEOS") or the Mandatory Provident Fund Scheme ("MPFS"). Both are defined contribution schemes. The employer's monthly contribution to both schemes are at a maximum of 10% of an employee's monthly salary.

The pension schemes covering all the Group's PRC and overseas employees are defined contribution schemes at various funding rates, and are in accordance with the local practices and regulations.

The cost of all these schemes is charged to the profit and loss account for the period concerned and the assets of all these schemes are held separately from those of the Group. Under the MPFEOS, the employer's contribution is not reduced by contribution forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Under the MPFS, the employer's contribution is reduced by contribution forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

(s) 僱員福利

(i) 薪酬、花紅及假期福利

僱員應享有的薪酬、年終花紅、有薪年假、旅行假期及其他同種類之非金錢性質福利於確立時確認。因僱員已提供服務而產生的年假在資產負債表日已估計為負債。

僱員應享有的病假及分娩假於發生時確認。

(ii) 表現獎勵花紅計劃

因僱員提供服務產生而本集團有現存推定義務須於資產負債表日後12個月內全數支付表現獎勵花紅計劃的負債,對此並能作可靠估計,便須予以確認為負債。

(iii) 退休福利

本集團為其合資格的員工提供退休福利。香港員工可獲得強積金豁免的職業退休計劃或強制性公積金計劃的保障。此兩個計劃同時是定額供款計劃。僱主對兩項計劃的每月供款,上限是僱員月薪的10%。

本集團為所有國內及海外員工而設的退休計劃是定額供款計劃,供款率按當地慣例及規定而制定。

上述所有計劃的成本計算在相關期間的損益賬內。所有此類計劃的資產均與本集團的資產分開處理。強積金豁免的退休保障計劃中,僱主的供款不會因某些僱員於未完全享有僱主供款前離開計劃而有所減少。而強制性公積金計劃方面,僱主的供款則會因某些僱員於未完全享有僱主供款前離開計劃而減少。

2 Significant Accounting Policies *(continued)* 主要會計政策*(續)*

(iv) Share options

Share options are granted to employees to acquire shares of the Bank. For option schemes adopted before 2002, the option price was 95% of the average closing price of the existing shares of the Bank for the last five business days immediately preceding the date of offer. For the option scheme adopted in 2002, the option exercise price equals the fair value of the underlying shares at the date of grant. At the date of offer or the date of grant, no employee benefit cost or obligation is recognised. When the options are exercised, equity is increased by the amount of the proceeds received.

(iv) 認股權

僱員獲發認股權以購買本行股份。在2002年以前被採納的計劃，認股價是根據給予認股權當日之前5個營業日本行現有股份的平均收市價的95%計算。 而2002年被採納的計劃，股權行使價與相關股份於授予日的公平價值相同。 沒有僱員福利支出或債務於給予日或授予日被確認。當認股權被行使時，股本因所收款項而增加。

(t) Off-balance Sheet Financial Instruments

Off-balance sheet financial instruments, commonly referred to as derivatives, arise from futures, forward, swap and option transactions undertaken by the Group and the Bank in the foreign exchange, interest rate and equity markets. Netting is applied where a legal right of setoff exists. Mark-to-market assets and liabilities are presented gross, and included in "Advances and other accounts less provisions" and "Other accounts and provisions" respectively. The method of accounting for these instruments is dependent upon whether the transactions are undertaken for dealing purposes, to hedge risk, or as part of the management of asset and liability portfolios.

(i) Derivatives used for dealing purposes

Transactions undertaken for dealing purposes are marked to market and the net present value of the gain or loss arising is recognised in the profit and loss account as dealing profits or losses.

(ii) Derivatives used for asset and liability management purposes

Transactions designated as hedges are valued on an equivalent basis to the assets, liabilities or net positions which they are hedging. Any profit or loss is recognised on the same basis as that arising from the related assets, liabilities or positions.

To qualify as a hedge, a derivative must be effective in reducing the price or interest rate risk of the asset or liability to which it is linked and be designated as a hedge at inception of the derivative contract.

Interest rate swap transactions undertaken as part of the management of asset and liability portfolios are separately identified and interest income or expense arising therefrom is netted off against the related interest income or expense on the on-balance sheet items which these transactions are hedging.

Any gain or loss arising on the termination of a qualifying hedging derivative is deferred and amortised to earnings over the original life of the terminated contract. Where the underlying asset, liability or position is sold or terminated, the qualifying derivative is immediately marked to market through the profit and loss account.

(t) 資產負債表外的金融工具

資產負債表外的金融工具(統稱衍生工具)是由本集團及本銀行在外匯、利率及股票市場進行期貨、遠期及掉期交易而產生。淨額適用於有法律效力的債務抵銷權利。 按市價入賬的資產和負債均以總額分別包括於「已扣除準備的貸款及其他賬項」及「其他賬項及準備」。此等金融工具的會計方法要視乎交易作買賣用途、對沖風險或資產負債組合的管理而定。

(i) 衍生工具作買賣用途

作買賣用途的交易按市價入賬，所引起損益的淨現值，於損益賬內確認為買賣溢利或虧損。

(ii) 衍生工具作資產負債管理用途

用於對沖的交易是以其對沖的資產、負債或持倉淨額以相同之基準計值。任何損益均以相關資產、負債或持倉淨額所引起損益的相同基準確認。

要符合作對沖用途，該衍生工具必須在合約成立時可有效地減低對沖的有關資產或負債的價格或利率風險。

因進行資產負債組合的管理工作而開立的利率掉期交易均是獨立識別的，由此產生的利息收入或支出必須跟與之對沖的資產負債表上項目的相關利息收入或支出抵銷。

因取消一符合對沖用途的衍生工具而產生的利潤或虧損按已取合約的原來有效期遞延及攤分入賬。當相關的資產、負債或持倉已出售或取消，該有效衍生工具立即以市價於損益賬內反映。

(u) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing services (business segment), or in providing services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

(u) 分部報告

一分部為集團可辨認的組成部分，而且從事提供服務所得的風險與回報是有別於其他分部(業務分部)，或在某單一經濟地區提供服務(地區分部)。

本集團採用業務分部為基本報告形式，而地區分部為次要報告形式。

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment and those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between Group enterprises within a single segment. The allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocation and fund transfer mechanisms. Inter-segment pricing is based on similar terms as those available to other external parties.

分部收入、支出、業績、資產和負債包括可直接地歸屬於一分部及所有可以合理地分配予該分部的項目。除發生於集團企業內單一分部之間的集團內部結餘及交易外,分部收入、支出、資產及負債是包括集團內部結餘,而集團內部交易已經在賬項綜合時抵銷。收入分配反映以內部資本分配及資金轉移機制將資本及其他資金來源的利益分配予業務及地區分部。業務間之轉移事項定價與給予外界人士的條款相同。

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

分部資本開支是用作收購估計可用期超過1年的分部資產的總成本。

(v) Related Parties

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(v) 關聯人士

在編製本賬項時,與本集團關聯人士是指本集團直接或間接地控制該人士的財務及經營決策,或可發揮重大影響力,相反亦如是;或本集團及該人士均受共同控制或在共同重大影響力下,關聯人士可以是個人或其他實體。

(w) Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition including cash, balances with banks and other financial institutions, treasury bills, other eligible bills and certificates of deposit that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

(w) 現金及等同現金項目

包括由購入日起少於3個月到期日的結餘,包括受較低風險影響價值及隨時可轉換成預知的現金、銀行及其他金融機構結餘、國庫債券、其他合適票據及存款證。

3 Changes in Accounting Policies 會計政策變更

(a) In preparing the Group accounts in respect of the years prior to 2002, both balance sheet and profit and loss account of each overseas entity were translated at the closing rate. On adoption of the requirements of the revised SSAP 11 "Foreign Currency Translation", although the balance sheet of an overseas entity remains translated at the closing rate, the profit and loss account is translated at an average rate for the year. The difference between the profit and loss account translated at an average rate and at the closing rate is recorded as a movement on reserves. The effect of this change in accounting policy has not had any significant impact on the accounts and, therefore, the opening balances have not been restated. If the profit and loss of all overseas entities for the year 2002 were translated at the closing rate, the net profit for the year would have increased by HK$2.03 million.

(a) 在編製2002年度以前集團賬項時,海外公司的資產負債表及損益賬按結算日匯率折算。因採納《會計實務準則》第11號「外幣折算」的新規定,海外公司的資產負債表仍按結算日匯率折算,而損益賬按年度平均匯率折算。因以平均匯率及結算日匯率折算損益賬而產生的差額記入儲備內。此項會計政策轉變對本賬項並未構成重大影響,因此,沒有重報期初結餘。如果2002年度海外公司之損益賬按結算日匯率折算,年度內溢利將會增加港幣2,030,000元。

(b) The new SSAP 34 "Employee Benefits" requires an enterprise to recognise the service provided by an employee in exchange for employee benefits to be paid in the future as a liability; and when the enterprise consumes the economic benefit arising from service provided by an employee in exchange for employee benefits as expenses. The adoption of this SSAP has not had any significant impact on the accounts.

(b) 新《會計實務準則》第34號「僱員福利」要求一企業需向僱員提供服務以換取未來須支付的僱員福利確認為負債;及當該企業對僱員所提供之服務以換取僱員福利轉化為經濟利益時支銷。此項《會計實務準則》對本賬項並未構成重大影響。

4 Non-interest Income 非利息收入

		2002 HK$'000港幣千元	2001 HK$'000港幣千元
(a) Other Revenue	**(a) 其他營業收入**		
Dividend income from equities	證券股息收入		
– listed	一上市	**14,013**	15,942
– unlisted	一非上市	**10,969**	5,811
Total dividend income from equities	證券股息收入總額	**24,982**	21,753
Fees and commission income	收費及佣金收入		
– Corporate services	一企業服務	**282,766**	120,974
– Loans, overdraft and guarantee	一貸款、透支及擔保	**230,307**	332,040
– Credit card	一信用卡	**213,821**	221,572
– Retail banking	一零售銀行	**110,304**	61,915
– Trade finance	一貿易融資	**106,332**	111,583
– Insurance, securities and asset management	一保險、證券及資產管理	**92,125**	102,904
– Others	一其他	**97,640**	57,066
		1,133,295	1,008,054
Less: Fees and commission expenses	減：收費及佣金支出	**(5,428)**	(3,826)
Total net fees and commission income	淨收費及佣金總額	**1,127,867**	1,004,228
Rental from safe deposit boxes	保險箱租金收入	**78,512**	74,660
Net revenue from insurance activities	保險業務淨收入	**70,676**	62,355
Rental income on properties	物業租金收入	**45,065**	57,367
		1,347,102	1,220,363
(b) Other Net Income	**(b) 其他淨收入**		
Profit on dealing in foreign currencies	外幣交易溢利	**105,212**	87,342
Profit/(loss) on other investments in securities	其他證券投資溢利/(虧損)	**84,217**	(119,593)
Profit on other dealing activities	其他交易活動溢利	**6,431**	1,811
Others	其他	**39,326**	44,644
		235,186	14,204
Total non-interest income	非利息收入總額	**1,582,288**	1,234,567

5 Operating Expenses 經營支出

		2002 HK$'000港幣千元	2001 HK$'000港幣千元
Pension contributions	退休金供款	**88,531**	91,260
Salary and other staff costs	薪金及其他員工成本	**1,202,764**	1,194,228
Total staff costs	員工成本總額	**1,291,295**	1,285,488
Premises and equipment expenses excluding depreciation:	不包括折舊的物業及設備支出：		
– Rental of premises	–物業租金	**142,518**	117,761
– Maintenance, repairs and others	–保養、維修及其他	**205,289**	201,978
Total premises and equipment expenses excluding depreciation	不包括折舊的物業及設備支出總額	**347,807**	319,739
Depreciation on fixed assets	固定資產折舊	**226,223**	205,896
Amortisation of goodwill	商譽攤銷	**117,736**	98,064
Impairment of goodwill	商譽減值	**13,350**	–
Other operating expenses	其他經營支出		
– Rebates	–回贈	**234,016**	171,941
– Card related expenses	–有關信用卡支出	**147,374**	156,085
– Communications, stationery and printing	–通訊、文具及印刷	**144,719**	151,273
– Advertisement, business promotions and business trips	–廣告、業務推廣及商務旅遊	**108,508**	169,883
– Legal and professional fee	–法律及專業服務費用	**81,395**	107,680
– Stamp duty and PRC business taxes	–印花稅及中華人民共和國營業稅	**30,625**	41,197
– Administration expenses of secretarial business	–秘書業務的行政費用	**27,839**	10,348
– Debt securities issue expenses	–發行債務證券費用	**16,279**	44,387
– Brokerage and search fees	–經紀及查冊費用	**14,467**	17,370
– Audit fee	–核數師酬金	**4,509**	4,834
– Donation	–捐款	**2,008**	2,519
– Others	–其他	**78,799**	74,064
Total other operating expenses	其他經營支出總額	**890,538**	951,581
Total operating expenses	經營支出總額	**2,886,949**	2,860,768

6 Charge for Bad and Doubtful Debts 壞賬及呆賬支出

		2002 HK$'000港幣千元	2001 HK$'000港幣千元
Net charge for bad and doubtful debts	壞賬及呆賬準備淨額		
Specific provisions	特殊準備		
– new provisions	一新撥備	**1,085,668**	740,106
– releases	一回撥	**(92,109)**	(174,184)
– recoveries	一收回	**(214,267)**	(343,755)
		779,292	222,167
General provisions	一般準備	**31,647**	210,218
Net charge to profit and loss account	於損益賬支銷淨額	**810,939**	432,385

7 Profit for the Year before Taxation 年度內除税前溢利

Profit for the year before taxation is arrived at after (charging)/crediting:
是年除税前溢利經已(扣除)/貸記：

		2002 HK$'000港幣千元	2001 HK$'000港幣千元
Net (loss)/profit on disposal of held-to-maturity debt securities	出售持至到期債務證券淨(虧損)/溢利	**(388)**	23,019
Write-back of impairment loss on associates	聯營公司減值損失回撥	**8,249**	8,860

8 Taxation 税項

		2002 HK$'000港幣千元	2001 HK$'000港幣千元
Provision for Hong Kong profits tax	香港利得税準備	**60,399**	3,769
Overseas taxation	海外税項	**47,902**	45,659
Deferred taxation (Note 26)	遞延税項(附註26)	**148,035**	221,444
		256,336	270,872
Share of associates' taxation	應佔聯營公司税項	**9,360**	8,247
		265,696	279,119

The provision for Hong Kong profits tax is calculated at 16% (2001: 16%) of the estimated assessable profits for the year. Taxation for branches and subsidiaries outside Hong Kong is similarly charged at the appropriate current rates of taxation ruling in the countries in which they operate.

香港利得税準備是以該年度預計應課税溢利按税率16%(2001年：16%)計算。海外分行及附屬公司的税款亦按其經營所在國家現行税率計算。

9 Profit Attributable to Shareholders 股東應佔溢利

The consolidated profit attributable to shareholders includes a profit of HK$1,094,553,000 (2001: HK$1,481,594,000) which has been dealt with in the accounts of the Bank.

股東應佔綜合溢利包括已計入本行賬項內的溢利港幣1,094,553,000元（2001年：港幣1,481,594,000元）。

Reconciliation of the above amount to the Bank's profit for the year:

年度銀行溢利與上述數額對賬表：

		2002 HK$'000港幣千元	2001 HK$'000港幣千元
Amount of consolidated profit attributable to shareholders dealt with in the Bank's accounts	已計入本行賬項內的股東應佔綜合溢利數額	**1,094,553**	1,481,594
Final dividends from subsidiaries and associates attributable to the profits of the previous financial year, approved and paid during the year	來自附屬公司及聯營公司上一財政年度溢利，並於本年度核准及支付的末期股息	–	98,468
Bank's profit for the year (Note29(i))	年度本行溢利（附註29(i)）	**1,094,553**	1,580,062

10 Dividends 股息

		2002 HK$'000港幣千元	2001 HK$'000港幣千元
2001 final dividend of HK$0.33 per share on 1,433,484,586 shares, approved and paid (2000 final dividend of HK$0.45 per share on 1,414,778,132 shares)	核准及派發1,433,484,586股每股港幣0.33元2001年末期股息（2000年：1,414,778,132股每股港幣0.45元末期股息）	**473,050**	636,650
Final dividend of HK$0.33 (2001: HK$0.45) per share paid in respect of the previous financial year on shares issued under the share option schemes subsequent to the balance sheet date and before the close of the Register of Members of the Bank	派發在結算日後及銀行股東登記截止日前根據認股計劃發行股份的上年度每股港幣0.33元的末期股息（2001年：每股港幣0.45元）	**148**	1,821
Total final dividend in respect of previous year (Note 29(i))	派發上年年度末期股息（附註29(i)）	**473,198**	638,471
Interim dividend paid of HK$0.21 per share on 1,439,752,317 shares (2001: HK$0.21 per share on 1,430,617,237 shares) (Note 29(i))	派發1,439,752,317股每股港幣0.21元的中期股息（2001年：1,430,617,237股每股港幣0.21元）（附註29(i)）	**302,348**	300,430
		775,546	938,901
Final dividend of HK$0.35 per share on 1,446,345,070 shares (2001: HK$0.33 per share on 1,433,484,586 shares) proposed after the balance sheet date, not recognised as a liability at the balance sheet date	在結算日以後擬派但在該日仍未確認為負債的末期股息1,446,345,070股每股港幣0.35元（2001年：1,433,484,586股每股港幣0.33元）	**506,221**	473,050

11 Earnings Per Share 每股盈利

(a) Basic earnings per share

The calculation of basic earnings per share is based on earnings of HK$1,288,378,000 (2001: HK$1,599,806,000) and on the weighted average of 1,440,175,619 (2001: 1,428,057,773) ordinary shares outstanding during the year.

(a) 每股基本盈利

每股基本盈利乃按照溢利港幣1,288,378,000元(2001年：港幣1,599,806,000元)及年內已發行普通股份的加權平均數1,440,175,619股(2001年：1,428,057,773股)計算。

(b) Diluted earnings per share

The calculation of diluted earnings per share is based on earnings of HK$1,292,774,000 (2001: HK$1,599,806,000) and on 1,451,175,354 (2001: 1,431,632,696) ordinary shares, being weighted average number of ordinary shares outstanding during the year, adjusted for the effects of all dilutive potential shares.

(b) 每股攤薄盈利

2002年的每股攤薄盈利乃按照溢利港幣1,292,774,000元(2001年：港幣1,599,806,000元)及就所有具備潛在攤薄影響的普通股作出調整得出的普通股份的加權平均數1,451,175,354股(2001年：1,431,632,696股)計算。

		2002 Number of shares of HK$2.50 each 股份數目 每股港幣	2001 Number of shares of HK$2.50 each 股份數目 每股港幣
Weighted average number of ordinary shares used in calculating basic earnings per share	計算每股基本盈利的普通股份加權平均數	**1,440,175,619**	1,428,057,773
Deemed issue of ordinary shares for no consideration	被視為不計價款發行的普通股	**10,999,735**	3,574,923
Weighted average number of ordinary shares used in calculating diluted earnings per share	計算每股攤薄盈利的普通股份加權平均數	**1,451,175,354**	1,431,632,696

(c) Cash earnings per share

The calculation of cash earnings per share is based on earnings of HK$1,288,378,000 (2001: HK$1,599,806,000) adjusted for goodwill amortised and impaired of HK$131,086,000 (2001: HK$98,064,000) and on the weighted average of 1,440,175,619 (2001: 1,428,057,773) ordinary shares outstanding during the year. This supplementary information is considered a useful additional indication of performance.

(c) 每股現金盈利

每股現金盈利乃按照溢利港幣1,288,378,000元(2001年：港幣1,599,806,000元)，經調整年度的商譽攤銷及減值港幣131,086,000元(2001年：港幣98,064,000元)後，除以已發行普通股份的加權平均數1,440,175,619股(2001年：1,428,057,773股)計算。此項附加資料被視為有助顯示業務表現的補充資料。

12 Directors' Remuneration 董事酬金

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

根據香港《公司條例》第161條規定公布董事酬金如下：

		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Fees	袍金	**1,435**	1,279
Salaries and other emoluments	薪金及其他酬金	**15,043**	13,000
Performance-related bonuses	表現獎勵花紅	**12,622**	13,941
Pension contributions	退休金供款	**1,200**	1,200
		30,300	29,420

In addition to the above remuneration, Executive Directors were granted share options under the Bank's Staff Share Option Schemes. The details of these benefits in kind are disclosed under the paragraph "Information on Share Options" in the Report of the Directors and Note 34.

除上述酬金外，執行董事更根據本銀行的僱員認股計劃獲授予認股權。有關此等實物收益的詳情載於董事會報告書的「認股權資料」及賬項附註34內。

The remuneration of the Directors is within the following bands:

董事酬金的金額範圍如下：

HK$港幣	2002 Number of Directors 董事人數	2001 Number of Directors 董事人數
0 – 1,000,000	**14**	14
5,000,001 – 5,500,000	**2**	2
18,000,001 – 18,500,000	**–**	1
18,500,001 – 19,000,000	**1**	–

13 Five Top-paid Employees 5名薪酬最高的僱員

The remuneration of the five top-paid employees, including Executive Directors, disclosed pursuant to the Listing Rules of The Stock Exchange of Hong Kong Limited is as follows:

根據《香港聯合交易所證券上市規則》的規定，5名薪酬最高的僱員中包括執行董事的薪酬公布如下：

		2002 HK$'000港幣千元	2001 HK$'000港幣千元
Salaries and other emoluments	薪金及其他酬金	**19,742**	17,700
Performance-related bonuses	表現獎勵花紅	**14,290**	14,878
Pension contributions	退休金供款	**1,650**	1,575
		35,682	34,153

The remuneration of the five top-paid employees is within the following bands:

5名薪酬最高的僱員的金額範圍如下：

HK$港幣	2002 Number of Employees 僱員人數	2001 Number of Employees 僱員人數
2,500,001 – 3,000,000	**1**	1
3,000,001 – 3,500,000	**–**	1
4,000,001 – 4,500,000	**1**	–
5,000,001 – 5,500,000	**2**	2
17,500,001 – 18,000,000	**–**	1
18,000,001 – 18,500,000	**1**	–

Included in the emoluments of the five top-paid employees were the emoluments of 3 (2001: 3) Directors. Their respective directors' emoluments have been included in Note 12 above.

5名薪酬最高的僱員中包括3位(2001年：3位)董事。他們的薪酬已包括於上述附註12。

14 Segment Reporting 分部報告

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

本集團就其業務及地區的分部編製分部資料。由於業務分部較切合本集團內部財務資料的匯報形式，故此採用此業務分部資料為基本報告形式。

(a) Business segments

The Group comprises the following main business segments:

Personal banking business includes branch operations, personal Internet banking, consumer finance, property loans and credit card business.

Corporate banking business includes corporate lending and loan syndication, commercial lending, community lending, securities lending, trust services, mandatory provident fund business and corporate Internet banking.

Investment banking business includes treasury operations, asset based lending, securities broking and dealing, provision of Internet security trading services, and asset management.

Corporate services include company secretarial services, share registration and business services, and offshore corporate and trust services.

Other businesses include bancassurance, insurance business, and property-related business.

Unallocated items mainly comprise the central management unit, bank premises, and any items which cannot be reasonably allocated to specific business segments.

(a) **業務分部**

本集團經營以下主要業務分部：

個人銀行業務包括分行營運、個人電子網絡銀行服務、消費性貸款、按揭貸款及信用卡業務。

企業銀行業務包括企業借貸及銀團貸款、商業貸款、中小型企業貸款、證券業務貸款、信託服務、強制性公積金業務及企業電子網絡銀行服務。

投資銀行業務包括財資運作、資產融資、股票經紀及買賣、提供網上證券買賣服務及資產管理。

企業服務包括公司秘書服務、證券登記及商業服務，及離岸企業及信託服務。

其他業務包括銀行保險、保險業務及與地產有關的業務。

未分類的業務項目主要包括中央管理層、銀行行址，以及其他未能合理分配予特定業務分部的業務活動。

		2002							
		Personal Banking *個人銀行*	*Corporate Banking* *企業銀行*	*Investment Banking* *投資銀行*	*Corporate Services* *企業服務*	*Others* *其他*	*Unallocated* *未分類*	*Inter-segment elimination* *分部間之交易抵銷*	*Consolidated* *綜合總額*
		HK$'000 *港幣千元*	*HK$'000* *港幣千元*	*HK$'000* *港幣千元*	*HK$'000* *港幣千元*	*HK$'000* *港幣千元*	*HK$'000* *港幣千元*	*HK$'000* *港幣千元*	*HK$'000* *港幣千元*
The Group	集團								
Net interest income	淨利息收入	2,314,000	1,133,180	419,643	17	21,268	(62,470)	-	3,825,638
Other operating income from external customers	源自外界客戶的其他經營收入	580,616	225,631	339,330	282,309	87,773	66,629	-	1,582,288
Inter-segment income	分部間之交易收入	17,052	56,782	172	-	-	142,263	(216,269)	-
Total operating income	經營收入總額	2,911,668	1,415,593	759,145	282,326	109,041	146,422	(216,269)	5,407,926
Operating profit/(loss) before provisions	未扣除準備的經營溢利/(虧損)	1,411,956	890,667	444,797	97,077	(22,873)	(300,647)	-	2,520,977
(Charge for)/write-back of bad and doubtful debts	壞賬及呆賬(支出)/回撥	(640,238)	(139,583)	10,029	(2,246)	(10,092)	(28,809)	-	(810,939)
Operating profit/(loss) after provisions	已扣除準備的經營溢利/(虧損)	771,718	751,084	454,826	94,831	(32,965)	(329,456)	-	1,710,038
Inter-segment transactions	分部間之交易	180,185	(48,427)	6,794	-	-	(138,552)	-	-
Contribution from operations	經營利潤	951,903	702,657	461,620	94,831	(32,965)	(468,008)	-	1,710,038
Write-back of/(increase in) impairment loss for the year	年度內減值損失回撥/(增加)	-	7,312	566	-	4,354	(3,983)	-	8,249
Share of profits less losses of associates	應佔聯營公司溢利減虧損	514	41,039	1,886	-	(10,725)	(58)	-	32,656
Other income and expenses	其他收入及支出	-	474	(46,609)	-	(2,083)	(122,580)	-	(170,798)
Profit/(loss) before taxation	除稅前溢利/(虧損)	952,417	751,482	417,463	94,831	(41,419)	(594,629)	-	1,580,145
Taxation	稅項	-	-	-	-	-	(265,696)	-	(265,696)
Minority interests	少數股東權益	-	-	-	(26,112)	-	41	-	(26,071)
Profit/(loss) attributable to shareholders	股東應佔溢利/(虧損)	952,417	751,482	417,463	68,719	(41,419)	(860,284)	-	1,288,378
Depreciation for the year	年度內折舊	(90,633)	(37,703)	(14,024)	(5,464)	(7,878)	(70,521)	-	(226,223)
Amortisation of goodwill	商譽攤銷	(34,210)	(25,510)	(35,335)	(21,741)	(940)	-	-	(117,736)
Impairment of goodwill	商譽減值	-	-	-	-	(13,350)	-	-	(13,350)
Segment assets	分部資產	52,694,959	55,905,027	66,890,117	549,178	1,096,412	85,859	-	177,221,552
Investments in associates	聯營公司投資	36,171	319,590	53,963	-	226,895	2,881	-	639,500
Unallocated assets	未分類資產	-	-	-	-	-	7,382,179	-	7,382,179
Total assets	資產總額	52,731,130	56,224,617	66,944,080	549,178	1,323,307	7,470,919	-	185,243,231
Segment liabilities	分部負債	100,511,305	41,150,584	16,123,840	33,184	453,663	-	-	158,272,576
Unallocated liabilities	未分類負債	-	-	-	-	-	3,774,681	-	3,774,681
Total liabilities	負債總額	100,511,305	41,150,584	16,123,840	33,184	453,663	3,774,681	-	162,047,257
Capital expenditure incurred during the year	年度內資本開支	47,187	54,372	55,443	8,604	4,554	10,788	-	180,948

14 Segment Reporting (continued) 分部報告(續)

(a) Business segments (continued) 業務分部(續)

		2001							
		Personal Banking 個人銀行 HK$'000 港幣千元	Corporate Banking 企業銀行 HK$'000 港幣千元	Investment Banking 投資銀行 HK$'000 港幣千元	Corporate Services 企業服務 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Unallocated 未分類 HK$'000 港幣千元	Inter-segment elimination 分部間之交易抵銷 HK$'000 港幣千元	Consolidated 綜合總額 HK$'000 港幣千元
The Group	集團								
Net interest income	淨利息收入	2,675,647	737,510	560,649	179	20,585	(17,152)	-	3,977,418
Other operating income from external customers	源自外界客戶的其他經營收入	485,488	286,156	73,553	120,385	205,602	63,383	-	1,234,567
Inter-segment income	分部間之交易收入	17,462	63,613	239	-	-	142,819	(224,133)	-
Total operating income	經營收入總額	3,178,597	1,087,279	634,441	120,564	226,187	189,050	(224,133)	5,211,985
Operating profit/(loss) before provisions	未扣除準備的經營溢利/(虧損)	1,625,137	629,288	225,760	34,064	33,296	(196,328)	-	2,351,217
(Charge for)/write-back of bad and doubtful debts	壞賬及呆賬(支出)/回撥	(359,429)	(7,791)	(25,248)	(3,778)	664	(36,803)	-	(432,385)
Operating profit/(loss) after provisions	已扣除準備的經營溢利/(虧損)	1,265,708	621,497	200,512	30,286	33,960	(233,131)	-	1,918,832
Inter-segment transactions	分部間之交易	191,019	(57,528)	4,748	-	-	(138,239)	-	-
Contribution from operations	經營利潤	1,456,727	563,969	205,260	30,286	33,960	(371,370)	-	1,918,832
Write-back of/(increase in) impairment loss for the year	年度內減值損失回撥/(增加)	-	16,996	(502)	-	(3,412)	(4,222)	-	8,860
Share of profits less losses of associates	應佔聯營公司溢利減虧損	(13)	1,772	37,061	-	(51,561)	-	-	(12,741)
Other income and expenses	其他收入及支出	-	(2,390)	(29,888)	-	-	8,183	-	(24,095)
Profit/(loss) before taxation	除税前溢利/(虧損)	1,456,714	580,347	211,931	30,286	(21,013)	(367,409)	-	1,890,856
Taxation	税項	-	-	-	-	-	(279,119)	-	(279,119)
Minority interests	少數股東權益	-	-	-	(9,680)	-	(2,251)	-	(11,931)
Profit/(loss) attributable to shareholders	股東應佔溢利/(虧損)	1,456,714	580,347	211,931	20,606	(21,013)	(648,779)	-	1,599,806
Depreciation for the year	年度內折舊	(91,832)	(29,035)	(16,284)	(2,133)	(10,303)	(56,309)	-	(205,896)
Amortisation of goodwill	商譽攤銷	(33,052)	(19,210)	(32,222)	(940)	(5,300)	(7,340)	-	(98,064)
Segment assets	分部資產	69,058,591	37,977,985	66,309,450	164,439	1,222,530	12,096	-	174,745,091
Investments in associates	聯營公司投資	9,417	274,252	71,625	-	253,290	-	-	608,584
Unallocated assets	未分類資產	-	-	-	-	-	6,411,258	-	6,411,258
Total assets	資產總額	69,068,008	38,252,237	66,381,075	164,439	1,475,820	6,423,354	-	181,764,933
Segment liabilities	分部負債	100,863,711	39,953,040	14,077,162	107,514	327,945	-	-	155,329,372
Unallocated liabilities	未分類負債	-	-	-	-	-	3,897,845	-	3,897,845
Total liabilities	負債總額	100,863,711	39,953,040	14,077,162	107,514	327,945	3,897,845	-	159,227,217
Capital expenditure incurred during the year	年度內資本開支	86,175	57,640	1,629	3,570	22,547	168,548	-	340,109

(b) Geographical Segments

The information concerning geographical analysis has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the location of the branches of the Bank responsible for reporting the results or booking the assets.

(b) 地區分部

按地區分部之資料是根據附屬公司的主要業務所在地點，或就本銀行而言，則按負責報告業績或將資產入賬之分行地點予以劃分。

2002

		Hong Kong 香港 HK$'000港幣千元	People's Republic of China 中國 HK$'000港幣千元	Other Asian Countries 其他亞洲國家 HK$'000港幣千元	Others 其他 HK$'000港幣千元	Inter-segment elimination 分部間之交易抵銷 HK$'000港幣千元	Consolidated 綜合總額 HK$'000港幣千元
The Group	**集團**						
Total operating income	經營收入總額	**4,520,335**	**405,827**	**155,632**	**430,241**	**(104,109)**	**5,407,926**
Profit before taxation	除稅前溢利	**1,118,260**	**194,505**	**98,008**	**169,372**	**-**	**1,580,145**
Total assets	資產總額	**162,086,049**	**14,358,236**	**13,677,966**	**30,422,935**	**(35,301,955)**	**185,243,231**
Total liabilities	負債總額	**143,230,434**	**14,316,709**	**13,499,047**	**23,397,196**	**(32,396,129)**	**162,047,257**
Contingent liabilities and commitments	或然負債及承擔	**29,839,713**	**2,923,232**	**1,454,676**	**1,610,640**	**-**	**35,828,261**
Capital expenditure during the year	年度內資本開支	**134,825**	**29,521**	**3,393**	**13,209**	**-**	**180,948**

2001

		Hong Kong 香港 HK$'000港幣千元	People's Republic of China 中國 HK$'000港幣千元	Other Asian Countries 其他亞洲國家 HK$'000港幣千元	Others 其他 HK$'000港幣千元	Inter-segment elimination 分部間之交易抵銷 HK$'000港幣千元	Consolidated 綜合總額 HK$'000港幣千元
The Group	**集團**						
Total operating income	經營收入總額	4,283,544	347,815	144,588	394,014	42,024	5,211,985
Profit before taxation	除稅前溢利	1,372,522	171,916	74,323	171,172	100,923	1,890,856
Total assets	資產總額	162,843,922	11,988,383	12,290,207	28,438,365	(33,795,944)	181,764,933
Total liabilities	負債總額	141,977,540	11,802,723	12,091,465	22,643,445	(29,287,956)	159,227,217
Contingent liabilities and commitments	或然負債及承擔	31,659,555	4,054,355	1,119,289	1,426,172	-	38,259,371
Capital expenditure during the year	年度內資本開支	141,115	173,142	1,482	24,370	-	340,109

15 Cash and Short-term Funds 現金及短期資金

		The Group集團 2002 HK$'000港幣千元	The Group集團 2001 HK$'000港幣千元	The Bank銀行 2002 HK$'000港幣千元	The Bank銀行 2001 HK$'000港幣千元
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	**1,963,261**	1,524,229	**1,871,725**	1,334,996
Money at call and short notice	通知及短期存款	**29,492,745**	38,711,780	**29,213,888**	32,481,140
Treasury bills (Note 25)	國庫債券(附註25)	**3,481,634**	3,524,578	**3,435,537**	3,474,646
		34,937,640	43,760,587	**34,521,150**	37,290,782
An analysis of treasury bills held is as follows:	持有國庫債券分析如下：				
– Unlisted, held-to-maturity, at amortised cost	– 非上市持至到期(原值減攤銷額)	**160,094**	182,665	**113,997**	132,733
– Unlisted, other investments in securities, at fair value	– 非上市投資證券(公平值)	**3,321,540**	3,341,913	**3,321,540**	3,341,913
		3,481,634	3,524,578	**3,435,537**	3,474,646

All treasury bills are issued by central governments and central banks.

所有國庫債券均由中央政府及中央銀行發行。

16 Investments in Securities 證券投資

(a) Other investments in securities
其他證券投資

		The Group集團		The Bank銀行	
		2002	2001	**2002**	2001
		HK$'000港幣千元	HK$'000港幣千元	**HK$'000港幣千元**	HK$'000港幣千元
Listed	上市				
– in Hong Kong	– 在香港				
equity securities	股份證券	**328,722**	324,623	**306,059**	296,664
debt securities	債務證券	**13,137**	36,492	**–**	20,458
– outside Hong Kong	– 在香港以外地區				
equity securities	股份證券	**73,341**	84,774	**63,286**	66,339
debt securities	債務證券	**4,427,727**	970,343	**4,068,353**	717,981
		4,842,927	1,416,232	**4,437,698**	1,101,442
Unlisted	非上市				
– equity securities	– 股份證券	**44,379**	45,984	**37,353**	38,213
– debt securities	– 債務證券	**8,367,858**	2,688,002	**8,273,514**	2,602,495
		8,412,237	2,733,986	**8,310,867**	2,640,708
		13,255,164	4,150,218	**12,748,565**	3,742,150
Equity securities	股份證券	**446,442**	455,381	**406,698**	401,216
Debt securities (Note 25)	債務證券(附註25)	**12,808,722**	3,694,837	**12,341,867**	3,340,934
		13,255,164	4,150,218	**12,748,565**	3,742,150
Market value of listed securities	上市證券市值				
– equity securities	– 股份證券	**402,063**	409,397	**369,345**	363,003
– debt securities	– 債務證券	**4,440,864**	1,006,835	**4,068,353**	738,439
		4,842,927	1,416,232	**4,437,698**	1,101,442
Issued by:	發行機構：				
– Central governments and central banks	– 中央政府和中央銀行	**2,599,939**	196,553	**2,582,946**	180,897
– Public sector entities	– 公營機構	**2,432,280**	825,531	**2,155,318**	760,139
– Banks and other financial institutions	– 銀行及其他金融機構	**4,251,676**	1,425,729	**4,118,007**	1,304,303
– Corporate entities	– 企業	**3,937,941**	1,542,149	**3,868,941**	1,469,350
– Others	– 其他	**33,328**	160,256	**23,353**	27,461
		13,255,164	4,150,218	**12,748,565**	3,742,150

(b) Held-to-maturity debt securities (Note 25)
持至到期的債務證券(附註25)

		The Group集團		The Bank銀行	
		2002	2001	**2002**	2001
		HK$'000港幣千元	HK$'000港幣千元	**HK$'000港幣千元**	HK$'000港幣千元
Listed	上市				
– in Hong Kong	– 在香港	**43,104**	55,988	**–**	–
– outside Hong Kong	– 在香港以外地區	**1,956,937**	1,076,639	**1,837,971**	867,644
		2,000,041	1,132,627	**1,837,971**	867,644
Unlisted	非上市	**1,125,645**	1,301,234	**753,756**	783,831
		3,125,686	2,433,861	**2,591,727**	1,651,475
Market value of listed securities	上市證券市值	**2,000,774**	1,149,710	**1,832,042**	877,467
Issued by:	發行機構:				
– Central governments and central banks	– 中央政府和中央銀行	**28,057**	29,827	**18,010**	18,121
– Public sector entities	– 公營機構	**54,195**	127,021	**–**	–
– Banks and other financial institutions	– 銀行及其他金融機構	**1,190,428**	835,018	**777,435**	626,329
– Corporate entities	– 企業	**1,853,006**	1,441,995	**1,796,282**	1,007,025
		3,125,686	2,433,861	**2,591,727**	1,651,475

(c) Investment securities
投資證券

		The Group集團		The Bank銀行	
		2002	2001	**2002**	2001
		HK$'000港幣千元	HK$'000港幣千元	**HK$'000港幣千元**	HK$'000港幣千元
Listed	上市				
– equity securities	– 股份證券	**50**	–	**–**	–
– debt securities	– 債務證券	**67,466**	–	**67,466**	–
		67,516	–	**67,466**	–
Unlisted	非上市				
– equity securities	– 股份證券	**163,098**	181,141	**124,605**	134,226
– debt securities	– 債務證券	**22,814**	20,205	**18,142**	9,592
		185,912	201,346	**142,747**	143,818
		253,428	201,346	**210,213**	143,818
Equity securities	股份證券	**163,148**	181,141	**124,605**	134,226
Debt securities (Note 25)	債務證券(附註25)	**90,280**	20,205	**85,608**	9,592
		253,428	201,346	**210,213**	143,818
Market value of listed securities	上市證券市值				
– equity securities	– 股份證券	**50**	–	**–**	–
– debt securities	– 債務證券	**63,880**	–	**63,880**	–
		63,930	–	**63,880**	–
Issued by:	發行機構:				
– Central governments and central banks	– 中央政府和中央銀行	**4,211**	12,398	**–**	–
– Banks and other financial institutions	– 銀行及其他金融機構	**10,062**	403	**–**	–
– Corporate entities	– 企業	**166,495**	105,829	**138,013**	67,454
– Others	– 其他	**72,660**	82,716	**72,200**	76,364
		253,428	201,346	**210,213**	143,818

17 Advances and Other Accounts less Provisions 已扣除準備之貸款及其他賬項

(a) Advances to customers and other accounts
客戶貸款及其他賬項

		The Group集團		The Bank銀行	
		2002	2001	**2002**	2001
		HK$'000港幣千元	HK$'000港幣千元	**HK$'000港幣千元**	HK$'000港幣千元
Advances to customers (Note 25)	客戶貸款 (附註25)	**108,408,574**	108,174,562	**103,316,862**	89,475,189
Advances to banks and other financial institutions (Note 25)	銀行及其他金融機構貸款 (附註25)	**1,088,562**	560,649	**1,088,562**	560,649
Accrued interest and other accounts	應計利息及其他賬項	**4,087,042**	3,037,584	**4,861,850**	3,687,602
		113,584,178	111,772,795	**109,267,274**	93,723,440
Less: Provisions for bad and doubtful debts	減：壞賬及呆賬準備				
– Specific	– 特殊	**426,713**	601,150	**279,672**	437,679
– General	– 一般	**1,333,257**	1,320,087	**1,222,872**	1,029,791
		111,824,208	109,851,558	**107,764,730**	92,255,970

(b) Provision against advances and other accounts for 2002
2002年貸款及其他賬項的準備

		The Group集團						
		Advances to customers and other accounts 客戶貸款及其他賬項		Trade bills and others 貿易票據及其他		Total 總額		Suspended interest* 懸欠利息*
		Specific特殊	General一般	Specific特殊	General一般	Specific特殊	General一般	
		HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
At 1st January	1月1日	601,150	1,320,087	-	3,149	601,150	1,323,236	566,646
New provisions charged to profit and loss account	記入損益賬的新準備	1,082,952	70,381	2,716	1,990	1,085,668	72,371	-
Provisions released back to profit and loss account	撥回損益賬的準備	(304,524)	(37,182)	(1,852)	(3,542)	(306,376)	(40,724)	-
Amounts written off	撇銷額	(1,196,148)	(3,571)	(2,716)	-	(1,198,864)	(3,571)	(144,986)
Recoveries	收回額	212,415	722	1,852	-	214,267	722	-
Interest suspended during the year	年內懸欠利息	-	-	-	-	-	-	203,424
Suspended interest recovered	懸欠利息收回	-	-	-	-	-	-	(68,267)
Other movements	其他變動	28,901	(23,536)	-	(419)	28,901	(23,955)	-
Exchange adjustments	匯兌調整	1,967	6,356	-	90	1,967	6,446	2,759
At 31st December	12月31日	426,713	1,333,257	-	1,268	426,713	1,334,525	559,576

		The Bank銀行						
		Advances to customers and other accounts 客戶貸款及其他賬項		Trade bills and others 貿易票據及其他		Total 總額		Suspended interest* 懸欠利息*
		Specific特殊 HK$'000 港幣千元	General一般 HK$'000 港幣千元	Specific特殊 HK$'000 港幣千元	General一般 HK$'000 港幣千元	Specific特殊 HK$'000 港幣千元	General一般 HK$'000 港幣千元	HK$'000 港幣千元
At 1st January	1月1日	437,679	1,029,791	109,420	2,852	547,099	1,032,643	515,001
Addition through merger with FPB	經與第一太銀合併的增置	48,412	180,489	-	-	48,412	180,489	49,733
New provisions charged to profit and loss account	記入損益賬的新準備	1,022,599	62,970	122,640**	1,990	1,145,239	64,960	-
Provisions released back to profit and loss account	撥回損益賬的準備	(290,837)	(33,423)	(1,894)	(3,542)	(292,731)	(36,965)	-
Amounts written off	撇銷額	(1,173,635)	(1,155)	(3,493)	-	(1,177,128)	(1,155)	(144,060)
Recoveries	收回額	205,598	531	1,852	-	207,450	531	-
Interest suspended during the year	年內懸欠利息	-	-	-	-	-	-	202,429
Suspended interest recovered	懸欠利息收回	-	-	-	-	-	-	(67,695)
Other movements	其他變動	27,923	(22,559)	2,140	(122)	30,063	(22,681)	-
Exchange adjustments	匯兌調整	1,933	6,228	-	89	1,933	6,317	2,759
At 31st December	12月31日	279,672	1,222,872	230,665	1,267	510,337	1,224,139	558,167

* Relating only to Advances to customers and other accounts

** Included provisions for amounts due from subsidiaries of HK$121,304,000

* 有關於客戶貸款及其他賬項

** 已包括為附屬公司欠款提撥港幣121,304,000元之準備

Provision against advances and other accounts for 2001
2001年貸款及其他賬項的準備

		The Group集團						
		Advances to customers and other accounts 客戶貸款及其他賬項		Trade bills and others 貿易票據及其他		Total 總額		Suspended interest * 懸欠利息*
		Specific特殊 HK$'000 港幣千元	General一般 HK$'000 港幣千元	Specific特殊 HK$'000 港幣千元	General一般 HK$'000 港幣千元	Specific特殊 HK$'000 港幣千元	General一般 HK$'000 港幣千元	HK$'000 港幣千元
At 1st January	1月1日	671,226	1,270,573	-	4,787	671,226	1,275,360	741,039
New provisions charged to profit and loss account	記入損益賬的新準備	739,767	328,133	339	2,156	740,106	330,289	-
Provisions released back to profit and loss account	撥回損益賬的準備	(517,715)	(116,468)	(224)	(3,603)	(517,939)	(120,071)	-
Amounts written off	撇銷額	(638,055)	(156,643)	(339)	-	(638,394)	(156,643)	(495,408)
Recoveries	收回額	343,531	-	224	-	343,755	-	-
Interest suspended during the year	年內懸欠利息	-	-	-	-	-	-	424,329
Suspended interest recovered	懸欠利息收回	-	-	-	-	-	-	(101,827)
Additions through acquisition of subsidiaries	經收購附屬公司的增置	727	4,390	-	-	727	4,390	651
Other movements	其他變動	5,598	(5,126)	-	(60)	5,598	(5,186)	-
Exchange adjustments	匯兌調整	(3,929)	(4,772)	-	(131)	(3,929)	(4,903)	(2,138)
At 31st December	12月31日	601,150	1,320,087	-	3,149	601,150	1,323,236	566,646

17 Advances and Other Accounts less Provisions *(continued)* 已扣除準備之貸款及其他賬項*(續)*

		The Bank銀行						
		Advances to customers and other accounts 客戶貸款及其他賬項		Trade bills and others 貿易票據及其他		Total 總額		Suspended interest* 懸欠利息*
		Specific特殊 HK$'000 港幣千元	General一般 HK$'000 港幣千元	Specific特殊 HK$'000 港幣千元	General一般 HK$'000 港幣千元	Specific特殊 HK$'000 港幣千元	General一般 HK$'000 港幣千元	HK$'000 港幣千元
At 1st January	1月1日	520,695	953,710	65,000	4,445	585,695	958,155	556,677
Addition through merger with UCB	經與中國聯合銀行合併的增置	12,026	42,015	–	–	12,026	42,015	23,529
New provisions charged to profit and loss account	記入損益賬的新準備	579,207	264,439	44,759**	1,876	623,966	266,315	–
Provisions released back to profit and loss account	撥回損益賬的準備	(457,006)	(112,344)	(224)	(3,278)	(457,230)	(115,622)	–
Amounts written off	撇銷額	(530,218)	(113,148)	(339)	–	(530,557)	(113,148)	(361,441)
Recoveries	收回額	316,755	–	224	–	316,979	–	–
Interest suspended during the year	年內懸欠利息	–	–	–	–	–	–	389,445
Suspended interest recovered	懸欠利息收回	–	–	–	–	–	–	(91,076)
Other movements	其他變動	–	(739)	–	(59)	–	(798)	–
Exchange adjustments	匯兌調整	(3,780)	(4,142)	–	(132)	(3,780)	(4,274)	(2,133)
At 31st December	12月31日	437,679	1,029,791	109,420	2,852	547,099	1,032,643	515,001

* *Relating only to Advances to customers and other accounts*

** *Included a provision for an amount due from a subsidiary of HK$44,420,000*

* *有關於客戶貸款及其他賬項*

** *已包括為一家附屬公司欠款提撥港幣44,420,000元之準備*

(c) Non-performing advances to customers

Non-performing advances to customers are advances on which interest is being placed in suspense or on which interest accrual has ceased.

(c) 不履行客戶貸款

不履行客戶貸款為利息撥入暫記賬或已停止累計利息的貸款。

		The Group集團		The Bank銀行	
		2002	2001	**2002**	2001
		HK$'000港幣千元	HK$'000港幣千元	**HK$'000港幣千元**	HK$'000港幣千元
Gross advances to customers	客戶貸款總額	**3,108,001**	3,320,032	**3,059,308**	2,974,193
As percentage of total advances to customers	佔客戶貸款總額百分比	**2.87%**	3.07%	**2.96%**	3.32%
Specific provisions	特殊準備	**279,713**	490,414	**259,486**	436,890
Suspended interest	懸欠利息	**559,576**	566,646	**558,167**	515,001

There were no advances to banks and other financial institutions on which interest is being placed in suspense or on which interest accrual has ceased as at 31st December, 2002 and 31st December, 2001, nor were there any special provisions made for them on these two dates.

於2002年12月31日及2001年12月31日，本集團貸予銀行及其他金融機構的款項中，沒有利息撥入暫記賬或已停止累計利息的貸款，亦沒有就該等貸款提撥特殊準備。

18 Advances to Customers – Net Investment in Finance Leases 客戶貸款 – 融資租賃的淨投資額

Advances to customers include equipment leased under finance leases.

客戶貸款包括以融資租賃形式租出的設備。

The total minimum lease payments receivable under finance leases and their present values are as follows:

根據融資租賃應收的最低租賃付款總額，及其現值如下：

The Group 集團

		2002 Present value of the minimum lease payments 最低租賃付款現值 HK$'000港幣千元	2002 Interest income relating to future periods 相關未來利息收入 HK$'000港幣千元	2002 Total minimum lease payments 最低租賃付款總額 HK$'000港幣千元	2001 Present value of the minimum lease payments 最低租賃付款現值 HK$'000港幣千元	2001 Interest income relating to future periods 相關未來利息收入 HK$'000港幣千元	2001 Total minimum lease payments 最低租賃付款總額 HK$'000港幣千元
Amounts receivable:	應收賬款：						
Within one year	1年以內	526,860	124,245	651,105	493,561	140,265	633,826
After one year but within five years	1年以後至5年內	1,022,785	306,163	1,328,948	1,040,545	349,550	1,390,095
After five years	5年以後	1,649,473	384,349	2,033,822	1,664,521	440,887	2,105,408
		3,199,118	814,757	4,013,875	3,198,627	930,702	4,129,329
Less: Provisions for bad and doubtful debts	減：壞賬及呆賬準備	(10,520)			(4,262)		
Net investment in finance leases*	融資租賃的淨投資額*	3,188,598			3,194,365		

* *This is the amount that is carried on the balance sheet as a receivable. No accrual is made for the interest income relating to future periods.*

* *此金額視作應收賬計入資產負債表，但並無累計未來相關的利息收入。*

The cost of assets acquired by the Group for the purpose of letting under finance leases amounted to HK$4,741,727,000 (2001: HK$4,789,090,000).

集團購入用作以融資租賃出租資產的成本為港幣4,741,727,000元(2001年：港幣4,789,090,000元)。

The Bank 銀行

		2002 Present value of the minimum lease payments 最低租賃付款現值 HK$'000港幣千元	2002 Interest income relating to future periods 相關未來利息收入 HK$'000港幣千元	2002 Total minimum lease payments 最低租賃付款總額 HK$'000港幣千元	2001 Present value of the minimum lease payments 最低租賃付款現值 HK$'000港幣千元	2001 Interest income relating to future periods 相關未來利息收入 HK$'000港幣千元	2001 Total minimum lease payments 最低租賃付款總額 HK$'000港幣千元
Amounts receivable:	應收賬款：						
Within one year	1年以內	149,811	51,693	201,504	–	–	–
After one year but within five years	1年以後至5年內	350,435	146,860	497,295	–	–	–
After five years	5年以後	750,059	188,840	938,899	–	–	–
		1,250,305	387,393	1,637,698	–	–	–
Less: Provisions for bad and doubtful debts	減：壞賬及呆賬準備	(730)			–		
Net investment in finance leases*	融資租賃的淨投資額*	1,249,575			–		

* *This is the amount that is carried on the balance sheet as a receivable. No accrual is made for the interest income relating to future periods.*

* *此金額視作應收賬計入資產負債表，但並無累計未來相關的利息收入。*

The cost of assets acquired by the Bank for the purpose of letting under finance leases amounted to HK$2,003,756,000 (2001: NIL).

銀行購入用作以融資租賃出租資產的成本為港幣2,003,756,000元(2001年：無)。

19 Investments in Subsidiaries 附屬公司投資

		The Bank銀行	
		2002	2001
		HK$'000港幣千元	HK$'000港幣千元
Unlisted shares, at cost	上市股份(原值)	**2,046,273**	6,025,563
Less: impairment loss	減：減值損失	**(169,850)**	(47,265)
		1,876,423	5,978,298

Acquisition of subsidiaries:

The Group acquired 71.3% interest of Tengis Holding Limited on 15th January, 2002 for a cost of HK$422,500,000. Tengis Holding Limited was renamed as Tricor Holdings Limited on 22nd January, 2002.

The Group also acquired additional 40% interest in Asia Strategic Capital Limited, an investment holding company, for a cost of US$2,050,000 on 1st December, 2002.

收購附屬公司：

於2002年1月15日，本集團作價港幣422,500,000元收購Tengis Holdings Limited 71.3%之權益。於2002年1月22日Tengis Holdings Limited更改名稱為Tricor Holdings Limited。

此外，本集團於2002年12月1日作價2,050,000美元購入一投資控股公司－Asia Strategic Capital Limited 額外40%之權益。 Asia Strategic Capital Limited 從事投資控股業務。

Details of subsidiaries are as follows: 此等附屬公司的詳情如下：

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% of ordinary shares held by 普通股 The Bank 本銀行所佔權益	The Group 本集團所佔權益	Nature of business 業務性質
Abacus Share Registrars Limited 雅柏勤證券登記有限公司	Hong Kong 香港	HK$港幣20元		71.3%	Share registration services 證券登記服務
Acheson Limited	Hong Kong 香港	HK$港幣2元		71.3%	Nominee shareholder 股東代名人
Asia Strategic Capital Limited	BVI 英屬處女群島	US$400,000美元		70%	Investment holding 投資控股
Asia Strategic Investment Management Limited 亞洲策略投資管理有限公司	Hong Kong 香港	HK$港幣13,100,000元		70%	Investment advisory services 投資諮詢服務
Bank of East Asia (Trustees) Limited 東亞銀行(信託)有限公司	Hong Kong 香港	HK$港幣150,000,000元	100%		Trustee 信託服務
BEA Pacific Asia Limited (前formerly BEA Pacific Limited)	Hong Kong 香港	US$13,000,000美元		100%	Investment holding 投資控股
BEA Pacific Bank (Vanuatu) Limited	Vanuatu 瓦努瓦圖	US$100,000美元	100%		Offshore banking 離岸銀行
BEA Pacific Holding Company Limited	Bermuda 百慕達	HK$港幣1,248,000,000元	100%		Investment holding company 投資控股公司
BEA Pacific Limited (formerly First Pacific Bank Limited) (前第一太平銀行有限公司)	Hong Kong 香港	HK$港幣1,000元		100%	Inactive 不活躍

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% of ordinary shares held by 普通股 The Bank 本銀行所佔權益	 The Group 本集團所佔權益	Nature of business 業務性質
BEA Pacific Nominee Limited	Hong Kong 香港	HK$港幣10,000元		100%	Dormant 不活動
BEAC Limited (formerly Tung Shing Futures Limited) (前東盛期貨有限公司)	Hong Kong 香港	HK$港幣2元	100%		Dormant 不活動
BEAF Limited (formerly Tung Shing Securities Company Limited) (前東盛證券有限公司)	Hong Kong 香港	HK$港幣2元	100%		Dormant 不活動
Becmac Limited	Hong Kong 香港	HK$港幣2元		71.3%	Nominee shareholder 股東代名人
Blue Cross (Asia-Pacific) Insurance Limited 藍十字(亞太)保險有限公司	Hong Kong 香港	HK$港幣189,000,000元	100%		Insurance 保險
Branford Investments Limited	BVI 英屬處女羣島	US$1美元		71.3%	Nominee director/ shareholder 董事/股東代名人
Camceb Limited	Hong Kong 香港	HK$港幣2元		71.3%	Nominee shareholder 股東代名人
Cane Garden Bay Limited	BVI 英屬處女羣島	US$1,000美元		100%	Nominee services 受託代管服務
Cheam Holdings Limited	BVI 英屬處女羣島	US$1美元		71.3%	Nominee director/ shareholder 董事/股東代名人
Cheam Nominees Limited	BVI 英屬處女羣島	US$1美元		71.3%	Nominee director/ shareholder 董事/股東代名人
Clancy Limited	Hong Kong 香港	HK$港幣2元		71.3%	Nominee shareholder 股東代名人
Delanez Limited	Hong Kong 香港	HK$港幣2元		71.3%	Nominee director/ shareholder 董事/股東代名人
Denroy Nominees Limited	Hong Kong 香港	HK$港幣20元		71.3%	Nominee director 董事代名人
Dersale Limited	Hong Kong 香港	HK$港幣2元		71.3%	Nominee director/ shareholder 董事/股東代名人
Digex Limited	Hong Kong 香港	HK$港幣2元		71.3%	Inactive 不活躍
EA China Finance Limited	BVI 英屬處女羣島	US$5,650,000美元		100%	Investment holding 投資控股
EA Nominees Limited	Hong Kong 香港	HK$港幣1,000元		100%	Investment holding 投資控股

19 Investments in Subsidiaries *(continued)* 附屬公司投資 *(續)*

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% of ordinary shares held by The Bank 普通股 本銀行所佔權益	The Group 本集團所佔權益	Nature of business 業務性質
EA Securities Limited	Hong Kong 香港	HK$港幣2元		100%	Investment holding 投資控股
East Asia Asset Management Company Limited 東亞資產管理有限公司	Hong Kong 香港	HK$港幣10,000,000元	100%		Asset management 資產管理
East Asia Corporate Services (BVI) Limited	BVI 英屬處女羣島	US$250,000美元	100%		Corporate services 企業服務
East Asia Corporate Services (Nominees) Ltd.	BVI 英屬處女羣島	US$1,000美元		100%	Nominee services 受託代管服務
East Asia Credit Company Limited 東亞授信有限公司	Hong Kong 香港	HK$港幣75,000,000元	100%		General financial services 一般金融服務
East Asia Electronic Data Processing (Guangzhou) Limited (Note 1(a)) 東亞電子資料處理(廣州)有限公司(附註1(a))	PRC 中國	US$450,000美元		100%	Servicing 服務
East Asia Facility Management Limited 東亞設施管理有限公司	Hong Kong 香港	HK$港幣10,000元		100%	Facility management 設施管理
East Asia Finance Company, Limited 東亞財務有限公司	Hong Kong 香港	HK$港幣100,000,000元	100%		General financial services 一般金融服務
East Asia Financial Holding (BVI) Limited	BVI 英屬處女羣島	US$1美元	100%		Issuer of subordinated notes 後償票據發行人
East Asia Financial Services (BVI) Ltd.	BVI 英屬處女羣島	US$19,820,000美元	100%		Investment holding 投資控股
East Asia Futures Limited 東亞期貨有限公司	Hong Kong 香港	HK$港幣7,000,000元	100%		Options and futures trading 期權及期貨買賣
East Asia Holding Company, Inc.	U.S.A. 美國	US$5美元	100%		Holding company 控股公司
East Asia Holdings (BVI) Limited	BVI 英屬處女羣島	US$2美元		100%	Nominee services 受託代管服務
East Asia Indonesian Holdings Ltd.	Mauritius 毛里裘斯	US$2美元		100%	Investment holding 投資控股
East Asia Investment Holdings Limited 東亞投資控股有限公司	Hong Kong 香港	HK$港幣100,000,000元	100%		Securities trading 證券買賣

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% of ordinary shares held by 普通股 The Bank 本銀行所佔權益	The Group 本集團所佔權益	Nature of business 業務性質
East Asia Investments Holdings (BVI) Ltd.	BVI 英屬處女羣島	HK$港幣186,038,725元	100%		Investment holding 投資控股
East Asia Liquidators Ltd.	BVI 英屬處女羣島	US$1美元		100%	Provision of liquidation services 清盤人
East Asia Marketing Limited	BVI 英屬處女羣島	US$1美元	100%		Marketing services 推廣服務
East Asia Media Services Limited 東亞媒介服務有限公司	Hong Kong 香港	HK$港幣100,000元	100%		Inactive 不活躍
East Asia Properties Holding Company Limited 東亞物業控股有限公司	Hong Kong 香港	HK$港幣10,000元	100%		Investment holding 投資控股
East Asia Properties Investment Company Limited 東亞物業投資有限公司	Hong Kong 香港	HK$港幣10,000元		100%	Property holding 物業持有
East Asia Properties (US), Inc.	U.S.A. 美國	US$5美元		100%	Property holding 物業持有
East Asia Property Agency (China) Company Limited 東亞物業代理(中國)有限公司	Hong Kong 香港	HK$港幣1,000,000元	100%		Property agency 物業代理
East Asia Property Agency Company Limited 東亞物業代理有限公司	Hong Kong 香港	HK$港幣1,000,000元	100%		Property agency 物業代理
East Asia Property Agency (Shanghai) Limited (Note 1(a)) 東亞物業代理(上海)有限公司 (附註1(a))	PRC 中國	US$200,000美元		100%	Property agency 物業代理
East Asia Property Development (Shanghai) Limited 東亞物業發展(上海)有限公司	Hong Kong 香港	HK$港幣1,000元		100%	Investment holding 投資控股
East Asia Property Holdings (Jersey) Limited	Jersey 澤西島	STG£9英鎊	100%		Property holding 物業持有
East Asia Property Management (China) Limited 東亞物業管理(中國)有限公司	Hong Kong 香港	HK$港幣10,000元		100%	Property management 物業管理
East Asia Secretarial Services Ltd.	BVI 英屬處女羣島	US$1美元		100%	Secretarial services 秘書服務

19 Investments in Subsidiaries (continued) 附屬公司投資(續)

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% of ordinary shares held by The Bank 普通股 本銀行所佔權益	% of ordinary shares held by The Group 普通股 本集團所佔權益	Nature of business 業務性質
East Asia Secretaries Limited 東亞秘書有限公司	Hong Kong 香港	HK$港幣20元	100%		Secretarial services 秘書服務
East Asia Secretaries (BVI) Limited	BVI 英屬處女羣島	HK$港幣300,000,000元		75.6%	Investment holding 投資控股
East Asia Securities Company Limited 東亞證券有限公司	Hong Kong 香港	HK$港幣25,000,000元	100%		Securities broking 證券買賣
East Asia Securities Inc.	Canada 加拿大	C$加幣150,000元		100%	Mutual fund 互惠基金
East Asia Services (Holdings) Limited 東亞服務(控股)有限公司	Hong Kong 香港	HK$港幣10,000元	100%		Holding company 控股公司
East Asia Strategic Holdings Limited	BVI 英屬處女羣島	US$50,000,000美元	100%		Investment holding 投資控股
Elemen Limited	Hong Kong 香港	HK$港幣20元		71.3%	Nominee shareholder 股東代名人
Equity Trustee Limited	BVI 英屬處女羣島	US$1,000美元		71.3%	Trustee and trust administration services 信託人及信託管理服務
Essex Nominees Limited	BVI 英屬處女羣島	US$1美元		100%	Nominee services 受託代管服務
Far East Bank Nominees Limited	Hong Kong 香港	HK$港幣4元		100%	Dormant 不活動
FEB (1989) Limited	Hong Kong 香港	HK$港幣689,000,050元* HK$港幣269,384,950元**		100%	Investment holding 投資控股
Friendly Registrars Limited 準誠證券登記有限公司	Hong Kong 香港	HK$港幣10,000元		71.3%	Share registration services 證券登記服務
Full Length (T) Co., Ltd.	Samoa 薩摩亞	US$1美元		71.3%	Trustee company 信託公司
Gainsville Limited	BVI 英屬處女羣島	US$1美元		71.3%	Nominee shareholder 股東代名人
Gladwood Limited	BVI 英屬處女羣島	US$1美元		71.3%	Nominee director 董事代名人
Global Crest Trustee Limited	BVI 英屬處女羣島	US$250,000美元		71.3%	Trust administration services 信託管理服務

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% of ordinary shares held by 普通股 The Bank 本銀行所佔權益	 The Group 本集團所佔權益	Nature of business 業務性質
Global Strategic Enterprises Limited	BVI 英屬處女羣島	US$1美元		71.3%	Nominee director/ shareholder 董事/股東代名人
Global Success Ltd.	BVI 英屬處女羣島	US$4,360,000美元		100%	Investment holding 投資控股
Golden Empire International Inc.	BVI 英屬處女羣島	US$10,000美元		100%	Property investment 物業投資
Golden Properties Finance Ltd.	BVI 英屬處女羣島	HK$港幣78,000元		100%	Mortgage financing 按揭財務
Golden Queen International Ltd.	BVI 英屬處女羣島	US$10,000美元		100%	Property investment 物業投資
Golden Wings International Ltd.	BVI 英屬處女羣島	US$10,000美元		100%	Property investment 物業投資
Goldmond Company Limited	BVI 英屬處女羣島	US$10,000美元		100%	Property investment 物業投資
Hi-Score Corporation Limited	BVI 英屬處女羣島	US$1美元		71.3%	Nominee director/ shareholder 董事/股東代名人
Innopark Limited	Hong Kong 香港	HK$港幣2元		71.3%	Name reservation service 預留公司名稱服務
International Holdings Corporation	Nauru 瑙魯	A$1澳元		71.3%	Settlor 信託財產授與人
Kaliwood Corporation	BVI 英屬處女羣島	US$1美元		71.3%	Nominee director/ shareholder and liquidator 董事/股東代名人及清盤人
Leader One Limited	BVI 英屬處女羣島	US$1美元	100%		Investment holding 投資控股
Linkwall Investments Limited 領皇投資有限公司	Hong Kong 香港	HK$港幣4元		71.3%	Trustee and nominee shareholder 信託人及股東代名人
Maccabee (Nominees) Limited	Hong Kong 香港	HK$港幣2元		71.3%	Nominee director 董事代名人
Mache Holdings Limited	Hong Kong 香港	HK$港幣20元		71.3%	Nominee director/ shareholder 董事/股東代名人
Mache Nominees Limited	Hong Kong 香港	HK$港幣20元		71.3%	Nominee director/ shareholder 董事/股東代名人

19 Investments in Subsidiaries (continued) 附屬公司投資(續)

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% of ordinary shares held by The Bank 普通股本銀行所佔權益	% of ordinary shares held by The Group 普通股本集團所佔權益	Nature of business 業務性質
Mactors Limited	Hong Kong 香港	HK$港幣2元		71.3%	Nominee director 董事代名人
Maintex Limited	BVI 英屬處女群島	US$1美元		71.3%	Nominee director 董事代名人
Malplaquet Limited	Hong Kong 香港	HK$港幣20元		71.3%	Nominee director/ shareholder and secretary 董事/股東代名人及秘書
Menroy Registrars Limited	Hong Kong 香港	HK$港幣20元		71.3%	Nominee director 董事代名人
Modern Times International Limited	BVI 英屬處女群島	US$1美元		71.3%	Nominee director/ shareholder 董事/股東代名人
Nola Company Limited	Hong Kong 香港	HK$港幣20元		71.3%	Trustee services 信託服務
Norpac Holdings Limited	BVI 英屬處女群島	US$2美元		71.3%	Custodian services 保管服務
Premier Dragon Development Limited 御龍發展有限公司	Hong Kong 香港	HK$港幣2元		71.3%	Name reservation service 預留公司名稱服務
Prime Role Company Limited	BVI 英屬處女群島	US$1美元		71.3%	Nominee director/ shareholder 董事/股東代名人
Progressive Registration Limited 廣進證券登記有限公司	Hong Kong 香港	HK$港幣2,000元		71.3%	Share registration services 證券登記服務
Radstock Holdings Ltd.	Liberia 利比利亞	US$1美元		71.3%	Specified beneficiary 指定受益人
Ramillies Limited	Hong Kong 香港	HK$港幣20元		71.3%	Nominee director/ shareholder and secretary 董事/股東代名人及秘書
Red Phoenix Limited	Hong Kong 香港	HK$港幣2元	100%		Car renting 汽車租賃
Rontors Limited	Hong Kong 香港	HK$港幣2元		71.3%	Nominee director 董事代名人

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% of ordinary shares held by 普通股 The Bank 本銀行所佔權益	The Group 本集團所佔權益	Nature of business 業務性質
Rosland Corporate Management Limited	Hong Kong 香港	HK$港幣2元		71.3%	Nominee director/ shareholder 董事/股東代名人
Royrich Investment Limited	Hong Kong 香港	HK$港幣2元		71.3%	Name reservation service 預留公司名稱服務
Secretaries Limited 秘書商業服務有限公司	Hong Kong 香港	HK$港幣2元		71.3%	Secretarial, share registration and business services 公司秘書、證券登記及商業服務
Secretaries.com Limited	Hong Kong 香港	HK$港幣2元		71.3%	Dormant 不活動
Shanghai Dong Yan Property Management Limited (Note 1(b)) 上海東衍物業管理有限公司（附註1(b)）	PRC 中國	RMB人民幣500,000元		100%	Property management 物業管理
Standard Registrars Limited 標準証券登記有限公司	Hong Kong 香港	HK$港幣1,000元* HK$港幣2元**		71.3%	Share registration services 證券登記服務
Sunshine Dynamic Company Limited	Hong Kong 香港	HK$港幣2元		71.3%	Name reservation service 預留公司名稱服務
Swan Nominees Limited	Hong Kong 香港	HK$港幣20元		71.3%	Nominee shareholder 股東代名人
Tabernacle Assets Limited 德纘有限公司	Hong Kong 香港	HK$港幣2元		71.3%	Protector of trust and nominee shareholder 信託保障人及股東代名人
Teeroy (C.I.) Limited	Jersey 澤西島	STG£12英鎊		71.3%	Nominee shareholder 股東代名人
Teeroy Limited	Hong Kong 香港	HK$港幣20元		71.3%	Trustee 信託服務
Tengis Financial Services Limited 登捷時商業服務有限公司	Hong Kong 香港	HK$港幣20元		71.3%	Service company 服務公司
Tengis International Limited	BVI 英屬處女羣島	US$1美元		71.3%	Authorised signatories services 授權簽署人服務
Tengis Limited 登捷時有限公司	Hong Kong 香港	HK$港幣20元		71.3%	Secretarial, share registration and business services 公司秘書、證券登記及商業服務

19 Investments in Subsidiaries (continued) 附屬公司投資(續)

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% of ordinary shares held by 普通股 The Bank 本銀行所佔權益	The Group 本集團所佔權益	Nature of business 業務性質
Tengis Services Limited	BVI 英屬處女羣島	US$1美元		71.3%	Business services 商業服務
Tengis Servicos De Gestao, Limitada	Macau 澳門	MOP葡幣25,000元		71.3%	Business services 商業服務
The Bank of East Asia (BVI) Limited 東亞銀行(英屬處女羣島)有限公司	BVI 英屬處女羣島	US$1,000,000美元	100%		Banking services 銀行服務
The Bank of East Asia (Canada) 加拿大東亞銀行	Canada 加拿大	C$加幣38,000,000元	100%		Banking services 銀行服務
The Bank of East Asia (Nominees) Limited 東亞銀行受託代管有限公司	Hong Kong 香港	HK$港幣10,000元	100%		Nominee services 受託代管服務
The Bank of East Asia (Nominees) Private Limited 東亞銀行受託代管有限公司(新加坡)	Singapore 新加坡	S$新加坡幣10,000元	100%		Nominee services 受託代管服務
The Bank of East Asia Nominees (UK) Limited	U.K. 英國	STG£2英鎊	50%	100%	Nominee services 受託代管服務
The Bank of East Asia (U.S.A.) N.A. 美國東亞銀行 (formerly Grand National Bank) (前大興銀行)	U.S.A. 美國	US$4,000,000美元		100%	Banking 銀行
Time (T) No.1 Ltd.	Samoa 薩摩亞	US$1美元		71.3%	Trustee company 信託公司
Time (T) No.2 Ltd.	Samoa 薩摩亞	US$1美元		71.3%	Trustee company 信託公司
Top Cyber Profits Limited	BVI 英屬處女羣島	US$1美元		100%	Investment holding 投資控股
Toursafe Limited 平安旅遊有限公司	Hong Kong 香港	HK$港幣20元		100%	Inactive 不活躍
Travelguard Limited 大吉旅遊有限公司	Hong Kong 香港	HK$港幣2元		100%	Inactive 不活躍
Travelsafe Limited	Hong Kong 香港	HK$港幣20元		100%	Insurance 保險
Tricor Group Limited	Cayman Islands 開曼羣島	US$1美元		71.3%	Investment holding 投資控股
Tricor Holdings Limited (formerly Tengis Holding Limited)	BVI 英屬處女羣島	US$7,001美元		71.3%	Investment holding 投資控股

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% of ordinary shares held by 普通股 The Bank 本銀行所佔權益	The Group 本集團所佔權益	Nature of business 業務性質
Tricor Services Limited 卓佳專業商務有限公司	Hong Kong 香港	HK$港幣2元		71.3%	Corporate services 企業服務
Trident Corporate Management Limited	Hong Kong 香港	HK$港幣2元		71.3%	Nominee director/ shareholder 董事/股東代名人
Trident Nominees Limited	Hong Kong 香港	HK$港幣2元		71.3%	Trustee company 信託公司
Tristan Company Limited	BVI 英屬處女羣島	US$1美元		71.3%	Nominee director/ shareholder and liquidator 董事/股東代名人及清盤人
Triumphant State Limited	Hong Kong 香港	HK$港幣2元		71.3%	Name reservation service 預留公司名稱服務
Tung Shing Holdings (BVI) Limited	BVI 英屬處女羣島	US$2美元	100%		Investment holding 投資控股
Turquandia Limited	Hong Kong 香港	HK$港幣20元		71.3%	Nominee shareholder 股東代名人
UCB Limited	Hong Kong 香港	HK$港幣100元	100%		Inactive 不活躍
United Chinese (Nominee) Limited 中國聯合受託代管有限公司	Hong Kong 香港	HK$港幣10,000元	100%		Dormant 不活動
Vanceburg Limited	BVI 英屬處女羣島	US$1美元		71.3%	Nominee shareholder, secretary and appointor 股東代名人，秘書及提名人
Virtual Success Limited	Hong Kong 香港	HK$港幣2元		71.3%	Name reservation service 預留公司名稱服務
W.T. (Secretaries) Limited	Hong Kong 香港	HK$港幣2元		71.3%	Secretarial services 公司秘書服務
Wai Chiu Company Limited 偉超有限公司	Hong Kong 香港	HK$港幣2,000元		71.3%	Nominee director/ shareholder 董事/股東代名人
Wai Hop Company Limited 偉合有限公司	Hong Kong 香港	HK$港幣2,000元		71.3%	Nominee director/ shareholder 董事/股東代名人
Walker St. Land Corp.	U.S.A. 美國	US$0.10美元	100%		Property holding 物業持有
West Gateway Limited	Hong Kong 香港	HK$港幣2元		71.3%	Name reservation service 預留公司名稱服務

19 Investments in Subsidiaries (continued) 附屬公司投資(續)

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% of ordinary shares held by 普通股 The Bank 本銀行所佔權益	The Group 本集團所佔權益	Nature of business 業務性質
Westboro Limited	BVI 英屬處女群島	US$1美元		71.3%	Nominee director/ shareholder 董事/股東代名人
Winner Business Limited	BVI 英屬處女群島	US$1美元		71.3%	Nominee director/ shareholder 董事/股東代名人

* Ordinary Shares 普通股

** Non-voting Deferred Shares 無投票權遞延股

Notes:

1. (a) Represents a wholly foreign owned enterprise.
   (b) Represents an equity joint venture.
2. BVI denotes the British Virgin Islands and PRC denotes the People's Republic of China.

附註：

1. (a) 指一外資企業。
   (b) 指一(國內合資)商投資企業。

The accounts of the subsidiaries not audited by KPMG reflect total net assets and total turnover constituting approximately 0.1% and 5.1% respectively of the related consolidated totals.

並非由畢馬威會計師事務所審核的附屬公司賬項之資產淨額總額及營業總額分別佔有關集團總額的0.1%及5.1%。

Co-operative Joint Ventures 合作合營企業

Name of company 公司名稱	Place of establishment and operation 成立及營業地點	Issued/Contributed registered capital 已發行/已投入註冊資本	Profit sharing Percentage by 溢利分配比率 The Bank 本銀行	The Group 本集團	Nature of business 業務性質
East Asia Property Agency (Guangzhou) Limited (Note) 東亞物業代理(廣州)有限公司(附註)	PRC 中國	HK$港幣1,000,000元		100%	Property agency 物業代理
East Asia Property Management (Guangzhou) Limited (Note) 東亞物業管理(廣州)有限公司(附註)	PRC 中國	HK$港幣600,000元		100%	Property management 物業管理

Note: Represents a sino foreign co-operative joint venture.

附註：指一中外合作合營企業。

20 Investments in Associates 聯營公司投資

		The Group集團 2002 HK$'000港幣千元	The Group集團 2001 HK$'000港幣千元	The Bank銀行 2002 HK$'000港幣千元	The Bank銀行 2001 HK$'000港幣千元
Unlisted shares, at cost	非上市股份(原值)	**–**	–	**380,955**	490,277
Share of net assets	應佔淨資產	**673,163**	650,078	**–**	–
Goodwill unamortised	未經攤銷的商譽	**736**	1,154	**–**	–
		673,899	651,232	**380,955**	490,277
Less: impairment loss	減:減值損失	**(34,399)**	(42,648)	**(192,373)**	(295,788)
		639,500	608,584	**188,582**	194,489

Details of associates are as follows: 此等聯營公司的詳情如下:

Name of company *公司名稱*	*Place of incorporation and operation* *註冊及營業地點*	*% of ordinary shares held by The Bank* *普通股 本銀行所佔權益*	*% of ordinary shares held by The Group* *普通股 本集團所佔權益*	*% of preference shares held by The Group* *優先股 本集團所佔權益*	*Nature of business* *業務性質*
Asian Capital Equities, Inc.	Philippines 菲律賓		27%		Stock dealings 股票買賣
Cementhai Trading (Hong Kong) Limited 興明泰(香港)貿易有限公司	Hong Kong 香港	20%			Trading 貿易
China International Finance Company Limited (Shenzhen) 中國國際財務有限公司(深圳)	PRC 中國	25%			General financial services 一般金融服務
DaimlerChrysler Services China Limited 奔馳財務中國有限公司	Hong Kong 香港		20%		Financing and leasing services 租賃及財務服務
DaimlerChrysler Services Korea Limited	Republic of Korea 韓國		20%		Financial services 財務服務
East Asia (AEA) Capital Corporation	Philippines 菲律賓		35%		Investment banking 投資銀行
East Asia Heller Limited 東亞興萊有限公司	Hong Kong 香港	50%			Factoring 貼現
East Asia MBK Limited	BVI 英屬處女羣島		50%	50%	Investment holding 投資控股
Hainan International Finance Company Limited 海南國際財務有限公司	PRC 中國	35%			General financial services 一般金融服務
ICEA Finance Holdings Limited 工商東亞金融控股有限公司	BVI 英屬處女羣島	25%			Investment holding 投資控股
Platinum Holdings Company Limited	Cayman Islands 開曼羣島	30%			Investment holding 投資控股

20 Investments in Associates *(continued)* 聯營公司投資（續）

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	% of ordinary shares held by 普通股 The Bank 本銀行所佔權益	% of ordinary shares held by 普通股 The Group 本集團所佔權益	% of preference shares held by The Group 優先股 本集團所佔權益	Nature of business 業務性質
PT Bank Daiwa Perdania	Indonesia 印尼		24.9%		Banking & related financial services 銀行及有關金融服務
Shanghai International Finance Company Limited 上海國際財務有限公司	PRC 中國	25%			In liquidation 清盤中
Summit Securities (S) Pte. Ltd. 大峰頂證券私人有限公司	Singapore 新加坡	24%			In liquidation 清盤中
Sunfire Enterprises Limited 申發企業有限公司	BVI 英屬處女羣島		20%		Property development 物業發展
Transatlantic Trust Corporation	Canada 加拿大	20%			Administration of trusts 信託管理
Trans-Ocean Insurance Company, Limited 遠洋保險有限公司	Hong Kong 香港	48.7%			Insurance 保險
Trilease International Limited 鼎協租賃國際有限公司	Hong Kong 香港	20%			Leasing 租賃

Note: BVI denotes the British Virgin Islands and PRC denotes the People's Republic of China.

21 Goodwill 商譽

		The Group 集團 2002 HK$'000 港幣千元	**The Bank 銀行 2002 HK$'000 港幣千元**
Cost	成本		
At 1st January	1月1日	2,035,601	158,593
Addition through merger with FPB	經與第一太銀合併的增置	–	1,630,019
Additions through acquisition of subsidiaries	經收購附屬公司的增置	332,461	–
Exchange adjustments	匯兑調整	21	–
At 31st December	12月31日	2,368,083	1,788,612
Accumulated amortisation and impairment losses	累計攤銷及減值損失		
At 1st January	1月1日	149,615	51,543
Addition through merger with FPB	經與第一太銀合併的增置	–	87,268
Amortisation for the year	年度內攤銷	117,736	89,431
Impairment charge	減值支銷	13,350	–
At 31st December	12月31日	280,701	228,242
Carrying amount at 31st December, 2002	2002年12月31日賬面值	2,087,382	1,560,370
Carrying amount at 31st December, 2001	2001年12月31日賬面值	1,885,986	107,050

22 Fixed Assets 固定資產

		The Group 集團			
		Investment Properties 投資物業 HK$'000港幣千元	Bank Premises 行址 HK$'000港幣千元	Furniture, Fixtures and Equipment 傢俬、裝修及設備 HK$'000港幣千元	Total 總額 HK$'000港幣千元
Cost or valuation	成本或估值				
At 1st January, 2002	2002年1月1日	475,490	4,172,061	1,524,945	6,172,496
Additions	增置	–	4,760	168,465	173,225
Additions through acquisition of subsidiaries	經收購附屬公司的增置	–	–	7,723	7,723
Revaluation	重估	(218,745)	–	–	(218,745)
Transfers	轉賬	172,706	(172,706)	–	–
Disposals	出售	(114,107)	(46,772)	(159,645)	(320,524)
Exchange adjustments	匯兌調整	3,956	1,545	5,660	11,161
At 31st December, 2002	2002年12月31日	319,300	3,958,888	1,547,148	5,825,336
Accumulated depreciation	累計折舊				
At 1st January, 2002	2002年1月1日	10,638	334,595	998,387	1,343,620
Charge for the year	年度內支出	1,163	57,230	167,830	226,223
Additions through acquisition of subsidiaries	經收購附屬公司的增置	–	–	3,249	3,249
Written back on revaluation	重估時回撥	(18,147)	–	–	(18,147)
Transfers	轉賬	26,595	(26,595)	–	–
Written back on disposals	出售時回撥	(10,754)	(2,900)	(129,189)	(142,843)
Exchange adjustments	匯兌調整	1,178	583	4,416	6,177
At 31st December, 2002	2002年12月31日	10,673	362,913	1,044,693	1,418,279
Net book value at 31st December, 2002	賬面淨值 2002年12月31日	308,627	3,595,975	502,455	4,407,057
Net book value at 31st December, 2001	賬面淨值 2001年12月31日	464,852	3,837,466	526,558	4,828,876
The gross amounts of the above assets are stated:	上述資產的總額列示如下：				
At cost	按成本	41,250	2,569,087	1,547,148	4,157,485
At Directors' valuation – 1989	按董事估值 –1989年	–	1,228,225	–	1,228,225
– 1991	–1991年	–	161,576	–	161,576
At professional valuation – 2002	按專業估值 –2002年	278,050	–	–	278,050
		319,300	3,958,888	1,547,148	5,825,336

Investment properties in Hong Kong were valued at HK$278,050,000 by an independent valuer, DTZ Debenham Tie Leung Limited, Chartered Surveyors, as at 21st December, 2002 and the valuation has been incorporated in the accounts as at 31st December, 2002. The valuation was performed on an open market value basis.

香港投資物業於2002年12月21日由獨立估值師及特許測量師戴德梁行估值為港幣278,050,000元，有關估值已納入2002年12月31日之賬項內。估值按公開市值進行。

Investment properties outside Hong Kong were not stated at professional valuation as they are considered immaterial to the Group.

因海外投資物業佔集團比重不大，所以並未以專業估值列賬。

The Group leases out investment properties under operating lease. The leases typically run for an initial period from 1 to 10 years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

集團以經營租賃形式租出投資物業。租賃年期通常由1年至10年，到期日後可再續約但其他條款須另議。所有租約並不包括或有租金。

22 Fixed Assets (continued) 固定資產(續)

Rental income receivable from bank premises and investment properties held for use under operating leases amounted to HK$45,065,000 in 2002 (2001: HK$57,367,000). There was no contingent rental recognised during the year 2002 (2001: Nil).

於年內，以經營租賃形式租出行址及投資物業的應收租金為港幣45,065,000元(2001年：港幣57,367,000元)。在2002年度未有包括或有租金(2001年：無)。

The cost or valuation of bank premises and investment properties held for use under operating leases and the related accumulated depreciation charge as at 31st December, 2002 were HK$745,100,000 (2001: HK$931,322,000) and HK$47,591,000 (2001: HK$43,025,000) respectively.

於2002年12月31日以經營租賃持有作為使用的行址及投資物業的成本或估值及相關的累計折舊分別為港幣745,100,000元(2001年：港幣931,322,000元)及港幣47,591,000元(2001年：港幣43,025,000元)。

The total future minimum lease payments of bank premises and investment properties held for use under non-cancellable operating leases are receivable as follows:

以不可撤銷經營租賃持有作為使用的行址及投資物業的未來最低應收租賃付款總額如下：

		The Group集團		The Bank銀行	
		2002	2001	**2002**	2001
		HK$'000港幣千元	HK$'000港幣千元	**HK$'000港幣千元**	HK$'000港幣千元
Within one year	1年以內	**39,905**	44,832	**22,049**	15,207
After one year but within five years	1年以後至5年內	**62,536**	40,953	**26,679**	13,617
After five years	5年以後	**6,808**	4,857	**1,930**	4,857
		109,249	90,642	**50,658**	33,681

		The Group集團			
		2002		2001	
		Investment Properties 投資物業	**Bank Premises 行址**	Investment Properties 投資物業	Bank Premises 行址
		HK$'000港幣千元	**HK$'000港幣千元**	HK$'000港幣千元	HK$'000港幣千元
Bank premises and investment properties comprise:	行址及投資物業包括：				
Freeholds – Held outside Hong Kong	永久業權－在香港以外地區	**30,577**	**214,782**	28,619	219,775
Leaseholds	租借地				
Held in Hong Kong	在香港				
On long lease (over 50 years)	長期租約(50年以上)	**200,500**	**2,549,014**	411,187	2,595,100
On medium-term lease (10 – 50 years)	中期租約(10至50年)	**77,550**	**333,196**	25,046	500,913
On short lease (below 10 years)	短期租約(10年以下)	**-**	**283**	–	378
Held outside Hong Kong	在香港以外地區				
On long lease (over 50 years)	長期租約(50年以上)	**-**	**163,976**	–	171,342
On medium-term lease (10 – 50 years)	中期租約(10至50年)	**-**	**334,724**	–	349,958
		308,627	**3,595,975**	464,852	3,837,466

		The Bank銀行			
		Investment Properties 投資物業 HK$'000港幣千元	*Bank Premises 行址 HK$'000港幣千元*	*Furniture, Fixtures and Equipment 傢俬、裝修及設備 HK$'000港幣千元*	*Total 總額 HK$'000港幣千元*
Cost or valuation	成本或估值				
At 1st January, 2002	2002年1月1日	53,286	3,180,002	1,224,985	4,458,273
Addition through merger with FPB	經與第一太銀合併的增置	199,940	453,460	165,529	818,929
Additions	增置	–	3,278	154,373	157,651
Revaluation	重估	(114,673)	–	–	(114,673)
Transfers	轉賬	172,706	(172,706)	–	–
Disposals	出售	(114,107)	(45,010)	(153,458)	(312,575)
Exchange adjustments	匯兑調整	774	1,499	5,430	7,703
At 31st December, 2002	2002年12月31日	197,926	3,420,523	1,396,859	5,015,308
Accumulated depreciation	累計折舊				
At 1st January, 2002	2002年1月1日	3,839	280,154	783,799	1,067,792
Addition through merger with FPB	經與第一太銀合併的增置	–	5,987	144,067	150,054
Charge for the year	年度內支出	583	49,987	142,520	193,090
Written back on revaluation	重估時回撥	(18,147)	–	–	(18,147)
Transfers	轉賬	26,595	(26,595)	–	–
Written back on disposals	出售時回撥	(10,754)	(2,816)	(123,945)	(137,515)
Exchange adjustments	匯兑調整	132	577	4,216	4,925
At 31st December, 2002	2002年12月31日	2,248	307,294	950,657	1,260,199
Net book value at 31st December, 2002	賬面淨值 2002年12月31日	195,678	3,113,229	446,202	3,755,109
Net book value at 31st December, 2001	賬面淨值 2001年12月31日	49,447	2,899,848	441,186	3,390,481
The gross amounts of the above assets are stated:	上述資產的總額列示如下:				
At cost	按成本	12,376	2,192,298	1,396,859	3,601,533
At Directors' valuation – 1989	按董事估值-1989年	–	1,228,225	–	1,228,225
At professional valuation – 2002	按專業估值-2002年	185,550	–	–	185,550
		197,926	3,420,523	1,396,859	5,015,308

22 Fixed Assets (continued) 固定資產(續)

		The Bank銀行			
		2002		2001	
		Investment Properties 投資物業 HK$'000港幣千元	**Bank Premises 行址 HK$'000港幣千元**	Investment Properties 投資物業 HK$'000港幣千元	Bank Premises 行址 HK$'000港幣千元
Bank premises and investment properties comprise:	行址及投資物業包括：				
Freeholds – Held outside Hong Kong	永久業權－在香港以外地區	**10,128**	**12,793**	9,727	12,808
Leaseholds	租借地				
Held in Hong Kong	在香港				
On long lease (over 50 years)	長期租約(50年以上)	**108,000**	**2,269,716**	14,674	1,976,615
On medium-term lease (10 – 50 years)	中期租約(10至50年)	**77,550**	**333,196**	25,046	388,747
On short lease (below 10 years)	短期租約(10年以下)	**–**	**283**	–	378
Held outside Hong Kong	在香港以外地區				
On long lease (over 50 years)	長期租約(50年以上)	**–**	**163,976**	–	171,342
On medium-term lease (10 – 50 years)	中期租約(10至50年)	**–**	**333,265**	–	349,958
		195,678	**3,113,229**	49,447	2,899,848

23 Convertible Bonds Issued 可換股債券

The 2 per cent Convertible Bonds were issued on 19th July, 1996 and listed on the Luxembourg Stock Exchange. The Bonds will mature on 19th July, 2003. The Bonds may be converted on or after 19th September, 1996 up to the close of business on 7th July, 2003 into fully-paid ordinary shares of the Bank at an adjusted conversion price of HK$26.16 per share with a fixed rate of exchange on conversion of HK$7.7405 to US$1.00. The Bonds may be redeemed by the Bank at any time on or after 19th July, 1998 at their principal amount if, inter alia, the closing price of the shares exceeds 130 per cent of the conversion price for each of 30 consecutive trading days on The Stock Exchange of Hong Kong Limited. In 2002, an amount of HK$197,315,000 (US$25,300,000) were repurchased from the market by the Bank and such Bonds were cancelled upon settlement. Interest expense for the year amounted to HK$5,352,000 (2001: HK$82,063,000).

此等年息2%之可換股債券發行於1996年7月19日，並在盧森堡證券交易所上市，到期日為2003年7月19日。債券可於1996年9月19日至2003年7月7日截止辦公時間內按經調整後換股價每股港幣26.16元兌換為本銀行之普通股份，兌換率為1美元兌換港幣7.7405元。倘若本銀行股份在香港聯合交易所連續30個交易日之收市價均超出換股價之130%，本銀行有權以債券本金贖回該等債券。在2002年，本行由市場回購總值港幣197,315,000元(25,300,000美元)之債券，並於結算日註銷。本年度利息支出為港幣5,352,000元(2001年：港幣82,063,000元)。

24 Amounts Due from and Due to Subsidiaries 附屬公司欠款及欠附屬公司款項

During the year, the Bank entered into transactions with certain subsidiaries in the ordinary course of its banking business. Details of the amounts due from and due to subsidiaries are as follows:

於年內，本銀行與某些附屬公司有正常的業務交易。附屬公司欠款及欠附屬公司款項詳列如下：

(a) Amounts due from subsidiaries (a) 附屬公司欠款

		The Bank 銀行	
		2002	2001
		HK$'000 港幣千元	HK$'000 港幣千元
Financial institutions	金融機構	**956,025**	366,447
Others	其他	**1,205,073**	1,044,305
		2,161,098	1,410,752

(b) Amounts due to subsidiaries (b) 欠附屬公司款項

		The Bank 銀行	
		2002	2001
		HK$'000 港幣千元	HK$'000 港幣千元
Financial institutions	金融機構	**6,749,249**	6,879,172
Others	其他	**4,730,845**	4,610,965
		11,480,094	11,490,137

25 Maturity Profile 期限分析

Maturity Profile for 2002 2002年度期限分析

The Group 集團

		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	After 5 years 5年以上 HK$'000 港幣千元	Undated 無註明日期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產							
- Treasury bills (Note 15)	- 國庫債券(附註15)	-	3,357,453	124,181	-	-	-	3,481,634
- Placements with banks and other financial institutions	- 在銀行及其他金融機構的存款	-	10,281,796	1,388,856	-	-	-	11,670,652
- Certificates of deposit held	- 持有的存款證	-	984,112	741,861	609,440	35,338	-	2,370,751
- Advances to customers (Note 17(a))	- 客戶貸款(附註17(a))	5,132,933	12,215,605	11,119,301	38,567,348	39,420,916	1,952,471	108,408,574
- Advances to banks and other financial institutions (Note 17(a))	- 銀行及其他金融機構貸款(附註17(a))	-	45,239	32,886	96,734	118,698	795,005	1,088,562
- Debt securities included in:	- 債務證券包括：							
- Held-to-maturity debt securities (Note 16(b))	- 持至到期的債務證券(附註16(b))	-	120,228	965,237	1,762,435	266,526	11,260	3,125,686
- Investment securities (Note 16(c))	- 投資證券(附註16(c))	-	-	-	67,466	-	22,814	90,280
- Other investments in securities (Note 16(a))	- 其他證券投資(附註16(a))	-	147,077	654,273	10,692,486	1,314,886	-	12,808,722
		5,132,933	27,151,510	15,026,595	51,795,909	41,156,364	2,781,550	143,044,861
Liabilities	負債							
- Deposits and balances of banks and other financial institutions	- 銀行及其他金融機構的存款及結餘	306,208	4,255,199	1,171,983	21,447	-	-	5,754,837
- Deposits from customers	- 客戶存款	36,895,482	97,869,207	6,622,800	274,400	-	-	141,661,889
- Demand deposits and current accounts	- 活期存款及往來賬戶	7,044,517	-	-	-	-	-	7,044,517
- Savings deposits	- 儲蓄存款	27,747,379	13,372	8,053	312	-	-	27,769,116
- Time, call and notice deposits	- 定期及通知存款	2,103,586	97,855,835	6,614,747	274,088	-	-	106,848,256
- Certificates of deposit issued	- 已發行之存款證	-	-	7,502,440	2,655,317	-	-	10,157,757
- Convertible bonds issued*	- 已發行之可換股債券*	-	-	119,637	-	-	-	119,637
		37,201,690	102,124,406	15,416,860	2,951,164	-	-	157,694,120

		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	The Bank銀行 5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	After 5 years 5年以上 HK$'000 港幣千元	Undated 無註明日期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產							
- Treasury bills (Note 15)	一 國庫債券(附註15)	-	3,357,453	78,084	-	-	-	3,435,537
- Placements with banks and other financial institutions	一 在銀行及其他金融機構的存款	-	10,149,059	1,349,882	-	-	-	11,498,941
- Certificates of deposit held	一 持有的存款證	-	971,023	463,659	515,590	-	-	1,950,272
- Advances to customers (Note 17(a))	一 客戶貸款(附註17(a))	4,871,272	11,226,044	10,178,867	37,306,946	38,069,885	1,663,848	103,316,862
- Advances to banks and other financial institutions (Note 17(a))	一 銀行及其他金融機構貸款(附註17(a))	-	45,239	32,886	96,734	118,698	795,005	1,088,562
- Debt securities included in:	一 債務證券包括:							
- Held-to-maturity debt securities (Note 16(b))	一 持至到期的債務證券(附註16(b))	-	27,293	778,214	1,596,381	178,579	11,260	2,591,727
- Investment securities (Note 16(c))	一 投資證券(附註16(c))	-	-	-	67,466	-	18,142	85,608
- Other investments in securities (Note 16(a))	一 其他證券投資(附註16(a))	-	131,405	550,042	10,402,887	1,257,533	-	12,341,867
		4,871,272	25,907,516	13,431,634	49,986,004	39,624,695	2,488,255	136,309,376
Liabilities	負債							
- Deposits and balances of banks and other financial institutions	一 銀行及其他金融機構的存款及結餘	305,905	4,244,054	1,147,479	-	-	-	5,697,438
- Deposits from customers	一 客戶存款	36,051,243	89,557,841	5,701,995	127,854	-	-	131,438,933
- *Demand deposits and current accounts*	一 活期存款及往來賬戶	6,660,762	-	-	-	-	-	6,660,762
- Saving deposits	一 儲蓄存款	27,636,599	13,372	8,053	312	-	-	27,658,336
- Time, call and notice deposits	一 定期及通知存款	1,753,882	89,544,469	5,693,942	127,542	-	-	97,119,835
- Certificates of deposit issued	一 已發行之存款證	-	-	7,502,440	2,655,317	2,200,000	-	12,357,757
- Convertible bonds issued*	一 已發行之可換股債券*	-	-	119,637	-	-	-	119,637
		36,357,148	93,801,895	14,471,551	2,783,171	2,200,000	-	149,613,765

* *Maturity based on expected Bondholders' option as mentioned in Note 23.*

* 到期日根據附註23所載預期債券持有人行使權利計算。

25 Maturity Profile (continued) 期限分析(續)

Maturity Profile for 2001 2001年度期限分析

		The Group集團						
		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	After 5 years 5年以上 HK$'000 港幣千元	Undated 無註明日期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產							
- Treasury bills (Note 15)	- 國庫債券(附註15)	-	2,945,576	579,002	-	-	-	3,524,578
- Placements with banks and other financial institutions	- 在銀行及其他金融機構的存款	-	8,018,078	3,027,432	-	-	-	11,045,510
- Certificates of deposit held	- 持有的存款證	-	696,504	665,075	1,027,925	29,941	-	2,419,445
- Advances to customers (Note 17(a))	- 客戶貸款(附註17(a))	7,240,490	10,763,128	10,131,823	38,022,095	39,495,857	2,521,169	108,174,562
- Advances to banks and other financial institutions (Note 17(a))	- 銀行及其他金融機構貸款(附註17(a))	-	8,963	14,043	51,364	-	486,279	560,649
- Debt securities included in:	- 債務證券包括:							
- Held-to-maturity debt securities (Note 16(b))	- 持至到期的債務證券(附註16(b))	-	58,843	580,677	1,554,268	240,073	-	2,433,861
- Investment securities (Note 16(c))	- 投資證券(附註16(c))	-	-	-	50	-	20,155	20,205
- Other investments in securities (Note 16(a))	- 其他證券投資(附註16(a))	-	58,029	390,675	2,693,008	553,125	-	3,694,837
		7,240,490	22,549,121	15,388,727	43,348,710	40,318,996	3,027,603	131,873,647
Liabilities	負債							
- Deposits and balances of banks and other financial institutions	- 銀行及其他金融機構的存款及結餘	191,331	3,611,383	1,361,638	3,899	-	-	5,168,251
- Deposits from customers	- 客戶存款	32,409,538	101,041,885	6,902,451	462,877	-	-	140,816,751
- Demand deposits and current accounts	- 活期存款及往來賬戶	6,237,604	-	-	-	-	-	6,237,604
- Saving deposits	- 儲蓄存款	23,684,608	7,656	25,961	9,638	-	-	23,727,863
- Time, call and notice deposits	- 定期及通知存款	2,487,326	101,034,229	6,876,490	453,239	-	-	110,851,284
- Certificates of deposit issued	- 已發行之存款證	-	-	7,485,600	1,100,000	-	-	8,585,600
- Convertible bonds issued*	- 已發行之可換股債券*	-	-	-	316,891	-	-	316,891
		32,600,869	104,653,268	15,749,689	1,883,667	-	-	154,887,493

		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	The Bank 銀行 5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	After 5 years 5年以上 HK$'000 港幣千元	Undated 無註明日期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產							
- Treasury bills (Note 15)	- 國庫債券（附註15）	-	2,895,644	579,002	-	-	-	3,474,646
- Placements with banks and other financial institutions	- 在銀行及其他金融機構的存款	-	7,631,462	2,988,380	-	-	-	10,619,842
- Certificates of deposit held	- 持有的存款證	-	605,383	433,917	701,845	-	-	1,741,145
- Advances to customers (Note 17(a))	- 客戶貸款（附註17(a)）	5,572,868	9,263,245	8,374,664	32,955,232	31,405,678	1,903,502	89,475,189
- Advances to banks and other financial institutions (Note 17(a))	- 銀行及其他金融機構貸款（附註17(a)）	-	8,963	14,043	51,364	-	486,279	560,649
- Debt securities included in:	- 債務證券包括：							
- Held-to-maturity debt securities (Note 16(b))	- 持至到期的債務證券（附註16(b)）	-	57,337	381,169	1,020,464	192,505	-	1,651,475
- Investment securities (Note 16(c))	- 投資證券（附註16(c)）	-	-	-	-	-	9,592	9,592
- Other investments in securities (Note 16(a))	- 其他證券投資（附註16(a)）	-	49,976	390,675	2,455,766	444,517	-	3,340,934
		5,572,868	20,512,010	13,161,850	37,184,671	32,042,700	2,399,373	110,873,472
Liabilities	負債							
- Deposits and balances of banks and other financial institutions	- 銀行及其他金融機構的存款及結餘	176,972	3,601,013	1,349,591	-	-	-	5,127,576
- Deposits from customers	- 客戶存款	28,945,973	77,013,660	5,626,680	46,368	-	-	111,632,681
- Demand deposits and current accounts	- 活期存款及往來賬戶	5,452,476	-	-	-	-	-	5,452,476
- Saving deposits	- 儲蓄存款	21,898,192	-	-	-	-	-	21,898,192
- Time, call and notice deposits	- 定期及通知存款	1,595,305	77,013,660	5,626,680	46,368	-	-	84,282,013
- Certificates of deposit issued	- 已發行之存款證	-	-	7,384,233	1,100,000	2,200,000	-	10,684,233
- Convertible bonds issued*	- 已發行之可換股債券*	-	-	-	316,891	-	-	316,891
		29,122,945	80,614,673	14,360,504	1,463,259	2,200,000	-	127,761,381

* *Maturity based on expected Bondholders' option as mentioned in Note 23.*

* *到期日根據附註23所載預期債券持有人行使權利計算。*

26 Tax and Deferred Taxation 稅項及遞延稅項

		The Group集團		The Bank銀行	
		2002	2001	**2002**	2001
		HK$'000港幣千元	HK$'000港幣千元	**HK$'000港幣千元**	HK$'000港幣千元
Hong Kong profits tax provision	香港利得稅準備	**76,649**	37,481	**55,942**	28,783
Overseas taxation	海外稅項	**46,886**	30,480	**41,084**	29,366
Deferred taxation (Note)	遞延稅項(附註)	**450,758**	362,329	**451,860**	330,363
		574,293	430,290	**548,886**	388,512

Note: Movement of deferred tax during the year is as follows:

附註：年內遞延稅項的變動如下：

		The Group集團		The Bank銀行	
		2002	2001	**2002**	2001
		HK$'000港幣千元	HK$'000港幣千元	**HK$'000港幣千元**	HK$'000港幣千元
At 1st January	1月1日	**362,329**	281,285	**330,363**	265,528
Arising during the year (Note 8)	年內引起(附註8)	**148,035**	221,444	**148,643**	194,418
Amount written off on investments in leasing partnerships	投資合夥租賃的撇銷額	**(51,313)**	(140,400)	**(51,313)**	(140,400)
Addition through merger with FPB	經與第一太銀合併的增置	**–**	–	**24,167**	–
Addition through merger with UCB	經與中國聯合銀行合併的增置	**–**	–	**–**	10,817
Additions through acquisition of subsidiaries	經收購附屬公司的增置	**400**	–	**–**	–
Other movement	其他變動	**(8,693)**	–	**–**	–
At 31st December	12月31日	**450,758**	362,329	**451,860**	330,363
Comprising:	包括：				
Leasing transactions	租賃交易	**431,365**	329,106	**431,365**	304,939
Others	其他	**19,393**	33,223	**20,495**	25,424
		450,758	362,329	**451,860**	330,363

The revaluation surpluses arising on the revaluation of bank premises and investment properties are not subject to deferred taxation as the disposal of these assets at their carrying value would result in capital gains which are not subject to any tax liability.

行址及投資物業估值所產生的重估溢價毋須計繳遞延稅項。這是由於以賬面價值出售此等資產所產生的資本增值毋須計繳任何應納稅金。

There is no significant deferred taxation liability not provided for.

所有重大遞延稅項準備均已提撥準備。

27 Loan Capital 借貸資本

Loan capital of face value of HK$4,289,450,000 (US$550,000,000) and carrying amount of HK$4,276,227,000 (US$548,305,000) represents 7.5% subordinated notes qualifying as tier 2 capital which were issued on 30th January, 2001 by East Asia Financial Holding (BVI) Limited, a single purpose wholly owned finance subsidiary of the Bank. The Bank unconditionally and irrevocably guarantees all amounts payable under the notes which are listed on the Luxembourg Stock Exchange. The notes will mature on 1st February, 2011.

票面值港幣4,289,450,000元(550,000,000美元)及賬面值港幣4,276,227,000元(548,305,000美元)的借貸資本，是指由本銀行單一目的全資附屬財務公司，East Asia Financial Holding (BVI) Limited，於2001年1月30日發行、年息7.5%、並評定為二級資本的後償票據。本銀行無條件及不撤回地保證此等已在盧森堡交易所上市的票據的有關債務。此等票據將會於2011年2月1日到期。

28 Share Capital 股本

		2002 No. of shares 股份數目 000千	2002 Nominal value 面值 HK$'000港幣千元	2001 No. of shares 股份數目 000千	2001 Nominal value 面值 HK$'000港幣千元
Authorised:	法定股本：				
Ordinary shares of HK$2.50 each	普通股每股港幣2.50元	**2,600,000**	**6,500,000**	2,600,000	6,500,000
Issued and fully paid:	已發行及繳足股本：				
At 1st January	1月1日	**1,433,485**	**3,583,711**	1,414,778	3,536,945
Shares issued in lieu of dividends	發行新股以股代息	**11,923**	**29,809**	12,822	32,055
Shares issued under Staff Share Option Schemes	根據僱員認股計劃發行的股份	**937**	**2,343**	5,885	14,711
At 31st December	12月31日	**1,446,345**	**3,615,863**	1,433,485	3,583,711

Pursuant to the approved Staff Share Option Schemes (the "Schemes"), options to purchase ordinary shares in the Bank were granted to eligible Executive Directors and employees. The option price of the Schemes granted prior to the year 2002 was 95% of the average closing price of the existing shares of the Bank on The Stock Exchange of Hong Kong Limited on the five business days immediately preceding the date of offer of such options. For the Scheme adopted in 2002, the exercise price is determined at the date of grant being not less than the highest of: (a) the closing price on the date of grant; (b) the average closing price for the five business days immediately preceding the date of grant; and (c) the nominal value. The options granted under the Schemes will be exercisable between the first and the fifth anniversaries of the date of grant. At 31st December, 2002, the outstanding options were:

根據僱員認股計劃，合資格的執行董事及僱員有權認購本銀行的普通股股份。2002年以前採納的認股計劃之認購價為給予認股權日前5個交易日本銀行現有股份在香港聯合交易所的平均收市價的95%。而2002年採納的認股計劃，認股價是根據於授予日不低於其中之最高者：(a)授予認股權日收市價；(b)授予認股權日前5個交易日的平均收市價；及(c)面值。根據此計劃發給的認股權可由授予日起計的第1周年至第5周年期間行使。於2002年12月31日尚未行使的認股權如下：

Date of options granted 認股權授予日期	*Option price 認購價*	*Number of shares 股份數量*
20/4/1998	HK$港幣15.30	5,361,200
21/4/1999	HK$港幣12.09	4,510,000
20/4/2000	HK$港幣16.46	11,128,000
19/4/2001	HK$港幣16.96	5,360,000
18/4/2002	HK$港幣15.80	5,505,000

29 Reserves 儲備

		2002 The Group集團 HK$'000港幣千元	2002 The Bank銀行 HK$'000港幣千元	2002 Associates聯營公司 HK$'000港幣千元
(a) Share premium (undistributable)	(a) 股份溢價(不可派發)			
At 1st January	1月1日	375,694	375,694	-
Net premium on shares issued under Staff Share Option Schemes	僱員認股計劃下發行的股份溢價淨額	10,335	10,335	-
Shares issued in lieu of dividends	發行新股以股代息	(29,809)	(29,809)	-
Capital fee	資本費用	(10)	(10)	-
At 31st December	12月31日	356,210	356,210	-
(b) General reserve	(b) 一般儲備			
At 1st January	1月1日	11,418,601	10,457,693	30,508
Transfer from retained profits	撥自留存溢利	8,662	-	8,662
Shares issued in lieu of dividends	發行新股以股代息	177,809	177,809	-
Realised surplus on disposals transferred from revaluation reserve on	撥自重估儲備的已實現出售物業的重估溢價			
– investment properties	一投資物業	14,976	105,922	-
– bank premises	一行址	3,363	167,935	-
At 31st December	12月31日	11,623,411	10,909,359	39,170
(c) Revaluation reserve on bank premises (undistributable)	(c) 行址重估儲備(不可派發)			
At 1st January	1月1日	1,257,509	1,262,909	-
Realised surplus on disposals transferred to general reserve	撥入一般儲備的已實現出售物業的重估溢價	(3,363)	(167,935)	-
Transfer to revaluation reserve on investment properties	撥入投資物業重估儲備	(4,994)	(4,994)	-
At 31st December	12月31日	1,249,152	1,089,980	-
(d) Revaluation reserve on investment properties (undistributable)	(d) 投資物業重估儲備(不可派發)			
At 1st January	1月1日	118,323	118,323	-
Revaluation deficit	重估虧損	(108,341)	(17,395)	-
Realised surplus on disposals transferred to general reserve	撥入一般儲備的已實現出售物業的重估溢價	(14,976)	(105,922)	-
Transfer from revaluation reserve on bank premises	撥自行址重估儲備	4,994	4,994	-
At 31st December	12月31日	-	-	-
(e) Statutory reserves (undistributable)	(e) 法定儲備(不可派發)			
At 1st January and 31st December	1月1日及12月31日	5,532	-	5,532
(f) Capital reserve (undistributable)	(f) 資本儲備(不可派發)			
At 1st January and 31st December	1月1日及12月31日	86,436	-	-
(g) Exchange revaluation reserve (undistributable)	(g) 匯兑重估儲備(不可派發)			
At 1st January	1月1日	(49,712)	(6,377)	(29,478)
Exchange adjustments	匯兑調整	31,807	17,932	17,207
At 31st December	12月31日	(17,905)	11,555	(12,271)

		The Group集團 HK$'000港幣千元	2002 The Bank銀行 HK$'000港幣千元	Associates聯營公司 HK$'000港幣千元
(h) Other revaluation reserve (undistributable)	(h) 其他重估儲備（不可派發）			
At 1st January	1月1日	(763)	–	(763)
Revaluation	重估	763	–	763
At 31st December	12月31日	–	–	–
(i) Retained profits	(i) 留存溢利			
At 1st January	1月1日	1,452,170	808,972	117,494
Addition through merger with FPB	經與第一太銀合併的增置	–	18,084	–
Net profit for the year (Note 9)	年度內溢利（附註9）	1,288,378	1,094,553	23,296
Transfer to general reserve	撥入一般儲備	(8,662)	–	(8,662)
Dividends (Note 10)	股息（附註10）			
– Interim dividend	一中期股息	(302,348)	(302,348)	–
– Final dividend in respect of previous year	一上年度末期股息	(473,198)	(473,198)	–
Disposal of associates	出售聯營公司	–	–	88,004
Change of status from an associate to a subsidiary	由聯營公司轉變為附屬公司	–	–	15,419
At 31st December	12月31日	1,956,340	1,146,063	235,551
(j) Total reserves	(j) 儲備總額	15,259,176	13,513,167	267,982

29 Reserves (continued) 儲備(續)

		2001 The Group集團 HK$'000港幣千元	2001 The Bank銀行 HK$'000港幣千元	2001 Associates聯營公司 HK$'000港幣千元
(a) Share premium (undistributable)	(a) 股份溢價(不可派發)			
At 1st January	1月1日	338,071	338,071	–
Net premium on shares issued under Staff Share Option Schemes	僱員認股計劃下發行的股份溢價淨額	69,708	69,708	–
Shares issued in lieu of dividends	發行新股以股代息	(32,055)	(32,055)	–
Capital fee	資本費用	(30)	(30)	–
At 31st December	12月31日	375,694	375,694	–
(b) General reserve	(b) 一般儲備			
At 1st January	1月1日	10,693,195	9,673,225	6,570
Addition through merger with UCB	經與中國聯合銀行合併的增置	–	155,000	–
Transfer from current year profits	撥自本年度溢利	462,000	390,000	–
Transfer from retained profits	撥自留存溢利	23,938	–	23,938
Shares issued in lieu of dividends	發行新股以股代息	229,837	229,837	–
Realised surplus on disposals transferred from revaluation reserve on investment properties	撥自投資物業重估儲備的已實現出售物業的重估溢價	9,631	9,631	–
At 31st December	12月31日	11,418,601	10,457,693	30,508
(c) Revaluation reserve on bank premises (undistributable)	(c) 行址重估儲備(不可派發)			
At 1st January and 31st December	1月1日及12月31日	1,257,509	1,262,909	–
(d) Revaluation reserve on investment properties (undistributable)	(d) 投資物業重估儲備(不可派發)			
At 1st January	1月1日	127,954	127,954	–
Realised surplus on disposals transferred to general reserve	撥入一般儲備的已實現出售物業的重估溢價	(9,631)	(9,631)	–
At 31st December	12月31日	118,323	118,323	–
(e) Statutory reserves (undistributable)	(e) 法定儲備(不可派發)			
At 1st January	1月1日	5,534	–	5,534
Exchange adjustments	匯兑調整	(2)	–	(2)
At 31st December	12月31日	5,532	–	5,532
(f) Capital reserve (undistributable)	(f) 資本儲備(不可派發)			
At 1st January and 31st December	1月1日及12月31日	86,436	–	–
(g) Exchange revaluation reserve (undistributable)	(g) 匯兑重估儲備(不可派發)			
At 1st January	1月1日	(20,573)	10,296	(23,565)
Exchange adjustments	匯兑調整	(29,139)	(16,673)	(5,913)
At 31st December	12月31日	(49,712)	(6,377)	(29,478)
(h) Other revaluation reserve (undistributable)	(h) 其他重估儲備(不可派發)			
At 1st January	1月1日	76	–	76
Exchange adjustments	匯兑調整	(839)	–	(839)
At 31st December	12月31日	(763)	–	(763)

			2001	
		The Group集團 HK$'000港幣千元	The Bank銀行 HK$'000港幣千元	Associates聯營公司 HK$'000港幣千元
(i) Retained profits	(i) 留存溢利			
At 1st January	1月1日	1,281,948	543,691	167,166
Addition through merger with UCB	經與中國聯合銀行合併的增置	–	14,120	-
Net profit for the year (Note 9)	年度內溢利(附註9)	1,599,806	1,580,062	(20,989)
Transfer to general reserve	撥入一般儲備	(462,000)	(390,000)	–
Transfer to general reserve	撥入一般儲備	(23,938)	-	(23,938)
Dividends (Note 10)	股息(附註10)			
– Interim dividend	一中期股息	(300,430)	(300,430)	-
– Final dividend in respect of previous year	一上年度末期股息	(638,471)	(638,471)	-
Exchange and other adjustments	匯兌及其他調整	(4,745)	–	(4,745)
At 31st December	12月31日	1,452,170	808,972	117,494
(j) Total reserves	(j) 儲備總額	14,663,790	13,017,214	123,293

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

股份溢價賬目的運用,受香港《公司條例》第48B條所管控。

General reserve was set up from the transfer of retained earnings, the realised revaluation surplus on disposal of properties and the value of shares issued in lieu of dividend.

一般儲備的組成,包括留存溢利轉賬、出售物業時的已實現重估溢價及發行以股代息的新股價值。

Revaluation reserve on bank premises, revaluation reserve on investment properties and exchange revaluation reserve have been set up and are dealt with in accordance with the accounting policies adopted for the revaluation of bank premises, investment properties and foreign currency translation.

行址、投資物業重估儲備及匯兌重估儲備的組成及處理,是根據行址、投資物業重估和外幣折算所採用的會計政策。

Capital reserve represents the capitalisation of subsidiaries' reserves.

資本儲備指附屬公司儲備的資本化發行。

Statutory reserves are set up to supplement the paid-up capital until the sum of paid-up capital and the statutory reserves are equal to the registered capital for certain associates.

法定儲備是用作支持實收股本直至實收股本及法定儲備的總額與某些聯營公司的註冊股本相同。

Total distributable reserves of the Bank amounted to HK$12,055,422,000 (2001: HK$11,266,665,000).

本銀行可派發儲備的總額為港幣12,055,422,000元(2001年:港幣11,266,665,000元)。

30 Off-Balance Sheet Exposures 資產負債表以外的項目

(a) Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

(a) 或然負債及承擔

以下為每項或然負債及承擔重大類別的約定數額概要：

		The Group集團		The Bank銀行	
		2002	2001	2002	2001
		HK$'000港幣千元	HK$'000港幣千元	HK$'000港幣千元	HK$'000港幣千元
Direct credit substitutes	直接信貸代替品	4,125,735	3,717,540	4,097,553	3,609,603
Transaction-related contingencies	與交易有關的或然項目	519,227	460,168	519,227	345,349
Trade-related contingencies	與貿易有關的或然項目	2,152,000	2,197,335	2,133,553	2,029,647
Note issuance and revolving underwriting facilities	票據發行及循環包銷安排	-	23,178	-	23,178
Other commitments with an original maturity of:	其他承擔：				
under 1 year or which are unconditionally cancellable	原到期日少於1年或可無條件取消	20,615,082	24,391,868	20,353,725	15,623,232
1 year and over	原到期日在1年及以上	8,416,217	7,469,282	8,429,717	7,474,961
		35,828,261	38,259,371	35,533,775	29,105,970

(b) Derivatives

Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

The following is a summary of the notional amounts of each significant type of derivative for the Group and the Bank:

(b) 衍生工具

衍生工具是指由一項或多項基本資產或指數價值釐定價值的財務合約。

以下為每項衍生工具重大類別的名義數額：

		The Group集團					
		2002			2001		
		Trading 買賣	Hedging 對沖	Total 總額	Trading 買賣	Hedging 對沖	Total 總額
		HK$'000港幣千元	HK$'000港幣千元	HK$'000港幣千元	HK$'000港幣千元	HK$'000港幣千元	HK$'000港幣千元
Exchange rate contracts	匯率合約						
Forwards and futures	遠期交易及期貨	4,732,112	359,628	5,091,740	5,881,253	326,077	6,207,330
Swaps	掉期交易	5,649,654	7,916,316	13,565,970	9,025,817	5,101,619	14,127,436
Options purchased	購入期權	1,202,429	-	1,202,429	167,908	-	167,908
Options written	沽出期權	1,202,429	-	1,202,429	167,908	-	167,908
Interest rate contracts	利率合約						
Forwards and futures	遠期交易及期貨	200,000	-	200,000	146,000	16,710	162,710
Swaps	掉期交易	722,758	10,405,074	11,127,832	789,383	5,460,940	6,250,323
Options purchased	購入期權	-	19,498	19,498	-	19,493	19,493
Equity contracts	股份合約						
Options purchased	購入期權	186,131	-	186,131	19,365	-	19,365
Options written	沽出期權	186,131	-	186,131	19,365	-	19,365
		14,081,644	18,700,516	32,782,160	16,216,999	10,924,839	27,141,838

		The Bank銀行					
		2002			2001		
		Trading 買賣 HK$'000港幣千元	Hedging 對沖 HK$'000港幣千元	Total 總額 HK$'000港幣千元	Trading 買賣 HK$'000港幣千元	Hedging 對沖 HK$'000港幣千元	Total 總額 HK$'000港幣千元
Exchange rate contracts	匯率合約						
Forwards and futures	遠期交易及期貨	**4,979,811**	**-**	**4,979,811**	6,107,463	8,743	6,116,206
Swaps	掉期交易	**5,649,654**	**7,916,316**	**13,565,970**	9,025,817	4,672,756	13,698,573
Options purchased	購入期權	**1,202,429**	**-**	**1,202,429**	-	-	-
Options written	沽出期權	**1,202,429**	**-**	**1,202,429**	-	-	-
Interest rate contracts	利率合約						
Forwards and futures	遠期交易及期貨	**200,000**	**-**	**200,000**	146,000	-	146,000
Swaps	掉期交易	**722,758**	**10,405,074**	**11,127,832**	789,383	5,460,940	6,250,323
Options purchased	購入期權	**-**	**19,498**	**19,498**	-	19,493	19,493
Equity contracts	股份合約						
Options purchased	購入期權	**186,131**	**-**	**186,131**	-	-	-
Options written	沽出期權	**186,131**	**-**	**186,131**	-	-	-
		14,329,343	**18,340,888**	**32,670,231**	16,068,663	10,161,932	26,230,595

The replacement costs and credit risk weighted amounts of the aforesaid off-balance sheet exposures are as follows. These amounts do not take into account the effects of bilateral netting arrangements.

前述資產負債表以外風險的重置成本及信貸風險加權數額如下。這些數額並未計入雙邊淨額安排的影響。

		The Group集團		The Bank銀行	
		2002 HK$'000港幣千元	2001 HK$'000港幣千元	2002 HK$'000港幣千元	2001 HK$'000港幣千元
Replacement costs	重置成本				
Exchange rate contracts	匯率合約	**191,727**	135,209	**191,387**	135,365
Interest rate contracts	利率合約	**232,654**	55,196	**232,654**	55,192
Options purchased	購入期權				
– equity contracts	－股份合約	**364**	–	**364**	–
– exchange rate contracts	－匯率合約	**451**	–	**451**	–
		425,196	190,405	**424,856**	190,557
Credit risk weighted amounts	信貸風險加權數額				
Contingent liabilities and commitments	或然負債及承擔	**8,559,065**	7,789,246	**8,538,585**	7,650,961
Exchange rate contracts	匯率合約	**149,853**	125,819	**148,532**	120,823
Interest rate contracts	利率合約	**61,098**	18,597	**61,098**	18,595
Equity contracts	股份合約	**8,000**	–	**8,000**	–
		8,778,016	7,933,662	**8,756,215**	7,790,379

30 Off-Balance Sheet Exposures *(continued)* 資產負債表以外的項目 *(續)*

(b) Derivatives *(continued)*

The tables above give the contractual or notional amounts, replacement cost and credit risk weighted amounts of off-balance sheet transactions. The replacement cost is calculated for the purposes of deriving the credit risk weighted amounts. These are assessed in accordance with the Hong Kong Monetary Authority's guidelines which implement the Basle agreement on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0% to 100% for contingent liabilities and commitments, and from 0% to 50% for exchange rate, equity and interest rate contracts. Replacement cost represents the cost of replacing all contracts which have a positive value when marked to market. Replacement cost is a close approximation of the credit risk for these contracts as at the balance sheet date. The credit risk weighted amount refers to the amount as computed in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contractual amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Derivatives arise from futures, forward, swap and option transactions undertaken by the Group and the Bank in the foreign exchange, interest rate and equity markets. The notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

(b) 衍生工具 *(續)*

各表列出資產負債表以外交易的約定或名義數額、重置成本及信貸風險加權數額。重置成本是用來計算信貸風險加權數額。該等數額是按照香港金融管理局實行關於資本充裕的巴塞爾協議及按其他銀行財務狀況和到期特性釐定的指引而作出評估。或然負債及承擔所用的風險加權由0%至100%，匯率及利率合同所用的則由0%至50%。重置成本是指重置所有按市場價值計算差額時附有正值的合約成本，亦是在結算日該等合約的略計信貸風險。信貸風險加權數額是指按《銀行條例》附表三計算的數額。

或然負債及承擔是與信貸有關的工具，包括用以提供信貸的承兑票據、信用證、擔保書和承付款項。約定數額是指當合約被完全提取及客戶違約時所承擔風險的數額。由於預期擔保書及承付款項的大部分數額會在未經提取前逾期，約定總額並不代表未來流動性要求。

衍生工具是由本集團及銀行在外匯、利率及股票市場進行期貨、遠期、掉期及期權交易而產生。這些工具的名義金額指在結算日仍未完成的交易量，但並不代表所承受風險的數額。

(c) Capital commitments

Capital commitments outstanding at 31st December not provided for in the accounts were as follows:

(c) 資本承擔

於12月31日未償付但並未在賬項中提撥準備的資本承擔如下：

		The Group集團		The Bank銀行	
		2002	*2001*	**2002**	*2001*
		HK$'000港幣千元	*HK$'000港幣千元*	**HK$'000港幣千元**	*HK$'000港幣千元*
Expenditure authorised and contracted for*	已核准支出並已簽約*	**1,257,317**	65,694	**1,249,488**	64,657
Expenditure authorised but not contracted for	已核准支出但未簽約	**332,169**	3,089	**6,168**	2,739
		1,589,486	68,783	**1,255,656**	67,396

* *The amount as at 31st December, 2002 included the capital commitments amounted to HK$1,133,768,000 in relation to the Bank's acquisition of a portion of Millennium City 5, a proposed new building to be erected in Kwun Tong. Details of the transaction are disclosed in the Report of Directors on Page 52.*

* *在2002年12月31日的數額包括本銀行購入擬建於觀塘一全新大廈「創紀之城第5期」部分面積的有關資本承擔港幣1,133,768,000元。有關之交易詳情已詳載於董事會報告書第53頁。*

(d) Operating lease commitments

At 31st December, 2002, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

(d) 經營租賃承担

於2002年12月31日，在不可撤銷的經營租賃內，未來最低應付租賃款項總額如下：

		The Group集團		The Bank銀行	
		2002	2001	**2002**	2001
		HK$'000港幣千元	HK$'000港幣千元	**HK$'000港幣千元**	HK$'000港幣千元
Premises	行址				
Leases expiring:	租約約滿於：				
within one year	1年以內	**83,271**	102,435	**115,290**	122,970
after one year but within five years	1年至5年內	**84,958**	82,479	**67,920**	70,222
after five years	5年以後	**32,066**	29,934	**25,894**	27,382
		200,295	214,848	**209,104**	220,574

(e) Obligations under mortgage loans sold

Included in the captions set out below are the following balances which are established as reserve funds for mortgage loan purchasers pursuant to the terms of mortgage sale agreements. The reserve funds are available to the purchasers to cover any losses or cash flow shortfalls that result from both credit risk and basis risk with respect to the loans sold and to protect the purchasers in the event that they have to appoint a substitute servicer.

These reserve funds are either set up in the name of the Bank and are charged in favour of the purchaser as security for the Bank's obligations to the purchaser or, in the name of the loan purchaser who retains absolute ownership, title, right and interest in the reserve funds, pursuant to the terms of the mortgage sale agreements.

(e) 已售按揭貸款承担

標題包括以下根據出售按揭貸款合約條文規定成立用作按揭貸款購買者的儲備金結餘。儲備金是用作賠償購買者因已售貸款引起的信用及利率風險而蒙受任何損失或現金流量之差額及保障購買者須另行委派替補償付人。

該等儲備金是以本行名義成立及押予購買者為本行之承擔作抵押品，或根據出售按揭貸款合約條文規定以購買者名義成立而購買者可保留絕對擁有權、所有權、權利及儲備金利益。

		The Group集團		The Bank銀行	
		2002	2001	**2002**	2001
		HK$'000港幣千元	HK$'000港幣千元	**HK$'000港幣千元**	HK$'000港幣千元
Held-to-maturity debt securities	持至到期債務證券	**39,815**	39,786	**39,815**	–
Accrued interest and other accounts	應收利息及其他賬項	**68,805**	70,482	**68,805**	–
		108,620	110,268	**108,620**	–

31 Notes on Consolidated Cash Flow Statement 綜合現金流量表附註

(a) Reconciliation of profit for the year before taxation to net cash used in operating activities

(a) 本年度除稅前溢利與用於經營業務活動之現金淨額對賬表

		2002 HK$'000港幣千元	2001 HK$'000港幣千元
Profit for the year before taxation	本年度除稅前溢利	**1,580,145**	1,890,856
(Increase)/decrease in interest receivable and other accounts	應收利息及其他賬項之(增額)/減額	**(1,043,832)**	55,679
Decrease in interest payable and other accounts	應付利息及其他賬項之減額	**(135,751)**	(72,428)
Charge for bad and doubtful debts	壞賬及呆賬支出	**810,939**	432,385
(Profit)/loss on revaluation of other investments in securities	重估其他證券投資的(溢利)/虧損	**(23,702)**	10,321
Provisions on held-to-maturity debt securities, investment securities and associates	持至到期債務證券、投資證券和聯營公司的準備金調撥	**39,581**	45,049
Share of profits less losses of associates	應佔聯營公司溢利減虧損	**(32,656)**	12,741
Net profit on disposal of held-to-maturity debt securities, investment securities and associates	出售持至到期債務證券、投資證券和聯營公司淨溢利	**(456)**	(21,445)
Net profit on disposal of other investments in securities	出售其他證券投資淨溢利	**(190)**	(705)
Net loss/(profit) on disposal of fixed assets	出售固定資產淨虧損/(溢利)	**31,167**	(8,369)
Interest expense on certificates of deposit and bonds issued	已發行存款證及債券之利息支出	**544,459**	879,415
Depreciation on fixed assets	固定資產折舊	**226,223**	205,896
Amortisation and impairment of goodwill	商譽攤銷及減值	**131,086**	98,064
Dividend income from equity securities	股份證券股息收入	**(24,982)**	(21,753)
Amortisation of premium/discount on certificates of deposit and loan capital issued	已發行存款證及債務資本溢價/折扣攤銷	**32,793**	–
Revaluation deficit on investment properties	投資物業重估虧損	**92,257**	–
Net cash generated from trading activities	源自交易業務現金淨額	**2,227,081**	3,505,706
Net decrease/(increase) in placements with banks and other financial institutions maturing beyond three months	期限為3個月以上的銀行及其他金融機構存款之淨減額/(增額)	**1,367,626**	(167,282)
Net increase in trade bills	貿易票據之淨增額	**(93,727)**	(16,135)
Net increase in certificates of deposit held with original maturity beyond three months	原本期限為3個月以上的所持存款證之淨增額	**(191,844)**	(153,230)
Net decrease in other investments in securities	其他證券投資的淨減額	**63,711**	126,882
Net increase in advances to customers	客戶貸款之淨增額	**(1,215,229)**	(4,064,986)
Net increase in advances to banks and other financial institutions	銀行及其他金融機構貸款之淨增額	**(527,913)**	(50,024)
Net decrease in treasury bills with original maturity beyond three months	原本期限為3個月以上的國庫債券之淨減額	**555,589**	–
Net increase in debt securities with original maturity beyond three months	原本期限為3個月以上的債務證券之淨增額	**(9,951,650)**	(1,510,356)
Net increase in deposits and balances of banks and other financial institutions	銀行及其他金融機構存款及結餘之淨增額	**586,586**	261,124
Net increase in deposits from customers	客戶存款之淨增額	**845,138**	1,122,179
Exchange adjustments	匯兌調整	**21,735**	(32,226)
Net cash used in operating activities	用於經營業務活動之現金淨額	**(6,312,897)**	(978,348)

(b) Purchase of subsidiaries

(b) 收購附屬公司

		2002 HK$'000港幣千元	2001 HK$'000港幣千元
Net assets acquired	已購入淨資產		
Placements with banks and other financial institutions maturing between one and twelve months	在銀行及其他金融機構於1至12個月內到期的存款	**5,414**	337,775
Other investments in securities	其他證券投資	**–**	125,213
Advances and other accounts less provisions	已扣除準備之貸款及其他賬項	**5,185**	599,648
Held-to-maturity debt securities	持至到期的債務證券	**–**	6,397
Investment securities	投資證券	**2,667**	2,854
Fixed assets	固定資產	**4,479**	11,876
Deposits and balances with banks and other financial institutions	銀行及其他金融機構的存款及結餘	**–**	(7,798)
Deposits from customers	客戶存款	**–**	(947,322)
Deferred tax	遞延稅項	**(400)**	–
Other accounts and provisions	其他賬項及準備	**(6,567)**	(11,576)
Minority interest	少數股東權益	**(3,050)**	–
Share of net assets under equity accounting	根據權益會計法應佔淨資產	**(1,980)**	–
		5,748	117,067
Purchase of remaining net assets of a subsidiary owned by its former minority shareholders	購入由以前少數股東擁有之附屬公司的剩餘資產	**–**	433,289
Goodwill arising on consolidation	賬項綜合時產生的商譽	**332,461**	389,978
		338,209	940,334
Investment cost payable	應付投資金額		
– as at 1st January	－1月1日	**1,682**	377,894
– as at 31st December	－12月31日	**–**	(1,682)
Total amount satisfied by cash	以現金支付總額	**339,891**	1,316,546

(c) Net cash outflow from acquisition of subsidiaries

(c) 收購附屬公司現金流出淨額

		2002 HK$'000港幣千元	2001 HK$'000港幣千元
Cash consideration	現金購入價	**339,891**	1,316,546
Less: Cash and cash equivalents acquired	減：購入的現金及等同現金項目	**(5,414)**	(337,775)
		334,477	978,771

31 Notes on Consolidated Cash Flow Statement *(continued)* 綜合現金流量表附註 *(續)*

(d) Analysis of the balances of cash and cash equivalents

(d) 現金及等同現金項目分析

		2002 HK$'000港幣千元	2001 HK$'000港幣千元
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	**1,963,261**	1,524,229
Money at call and short notice	通知及短期存款	**28,442,335**	35,510,396
Placements with banks and other financial institutions with original maturity within three months	原本期限為3個月以內在銀行及其他金融機構的存款	**2,319,674**	2,477,880
Treasury bills and debt securities with original maturity within three months	原本期限為3個月以內的國庫債券及債務證券	**3,373,137**	2,860,492
Certificates of deposit held with original maturity within three months	原本期限為3個月以內之持有的存款證	**226,615**	468,679
		36,325,022	42,841,676

(e) Major non-cash transaction

In January, 2002, Tengis Holdings Limited (subsequently renamed as Tricor Holdings Limited ("THL") in January, 2002), a subsidiary in which the Group holds 71.3%, increased its interest in Secretaries Limited to 100% by entering into a share swap agreement with East Asia Secretaries (BVI) Limited, a subsidiary in which the Group holds 75.6%, and Deloitte Investments (Hong Kong) Limited for a total consideration of HK$165 million to be satisfied by the allotment and issue of shares by THL.

(e) 重大非現金交易

於2002年1月，本集團持有71.3%權益之附屬公司，Tengis Holdings Limited（其後於2002年1月更改名稱為Tricor Holdings Limited）聯同 Deloitte Investments (Hong Kong) Limited與本集團持有75.6%權益之附屬公司，East Asia Secretaries (BVI) Limited，簽訂一項以股換股協議作價港幣165,000,000元增持於秘書商業服務有限公司權益，代價以Tricor Holdings Limited發行新股支付。

32 Loans to Officers 行政人員貸款

The aggregate of loans to officers of the Bank disclosed pursuant to Section 161B(4B) and (4C) of the Hong Kong Companies Ordinance is as follows:

按照香港《公司條例》第161B條(4B)及(4C)款規定，本行行政人員之貸款總額公布如下：

		2002 HK$'000港幣千元	2001 HK$'000港幣千元
Aggregate amount of relevant loans outstanding at 31st December	相關貸款於12月31日的結欠總額		
By the Bank	由銀行借出	**699,024**	662,684
By subsidiaries	由附屬公司借出	**15,597**	16,806
		714,621	679,490
The maximum aggregate amount of relevant loans outstanding during the year	年度內相關貸款之最高結欠總額		
By the Bank	由銀行借出	**1,023,528**	2,172,210
By subsidiaries	由附屬公司借出	**16,806**	17,781

There was no interest due but unpaid nor any specific provision made against these loans at 31st December, 2002.

於2002年12月31日，沒有逾期未償付利息，亦未有對該等貸款作特殊準備。

33 Material Related Party Transactions 關聯人士的重大交易

The Group maintains certain retirement benefit schemes for its staff as per Note 2(s)(iii). In the year 2002, the total amount of contributions the Group made to the schemes was HK$64 million (2001: HK$59 million).

本集團為其職員提供某些退休保障計劃，並已於附註2(s)(iii)披露。於2002年內，本集團對這些計劃的供款總數為港幣64,000,000元(2001年：港幣59,000,000元)。

The Group acquired a portion of Millennium City 5, a proposed new building to be erected in Kwun Tong, from subsidiaries of Sun Hung Kai Properties Limited ("SHKP") in June 2002. Thomas KWOK Ping-kwong, an Independent Non-executive Director of the Bank, is also an executive director of SHKP. Mr. Kwok, together with his family interests taken together, is directly or indirectly interested in more than 30% of the voting powers of SHKP and therefore the transaction constitutes a related party transaction for the Bank. Details of the transaction are disclosed in the Report of the Directors on Page 52.

本集團購入新鴻基地產發展有限公司(「新鴻基地產」)的附屬公司擬建於觀塘的一棟全新大廈「創紀之城第5期」的部分面積。本行的獨立非執行董事郭炳江亦為新鴻基地產的執行董事。郭先生個人連同其家族權益直接或間接控制超過30%新鴻基地產的投票權，因此該項交易構成本銀行的關聯交易，有關詳情已載於第53頁之董事會報告書內。

The Group enters into a number of transactions with the Group's related parties, including its associates, and key management personnel and their close family members and companies controlled or significantly influenced by them. The transactions include accepting deposits from and extending credit facilities to them. Except that there is an interest free shareholder's advance extended to one associate amounting to HK$32 million at 31st December, 2002 (2001: HK$33 million), all interest rates in connection with the deposits taken and credit facilities extended are under terms and conditions normally applicable to customers of comparable standing.

本集團與其關聯人士進行多項交易。這些人士包括聯營公司、主要行政人員與其直系親屬、及受這些人士所控制的公司或其具有重大影響力的公司。這些交易包括接受這些人士存款及為他們提供信貸。本行借予一間聯營公司免息股東墊款，其於2002年12月31日的結餘為港幣32,000,000元(2001年：港幣33,000,000元)，除此以外，所有存款及信貸的利率，均按照與一般同等信用水平之客戶相若的條款及規定。

The interest received from and interest paid to the Group's related parties for the year, and the outstanding balances of amounts due from and due to them at the year end are aggregated as follows:

於2002年，本集團從關聯人士所收取與支付予他們的利息，及在2002年12月31日，關聯人士的欠款及欠關聯人士的款項現總結如下：

		2002 **% to Group total** **相對集團總數之百分率**	2001 % to Group total 相對集團總數之百分率
Interest income	利息收入	**2.6**	3.9
Interest expense	利息支出	**2.2**	3.0
Amount due from related parties (Note a)	關聯人士的欠款(附註a)	**3.8**	3.8
Amount due to related parties (Note b)	欠關聯人士的款項(附註b)	**1.4**	2.5

Notes: (a) Based on total assets excluding cash and short-term funds, placements with banks and other financial institutions maturing between one and twelve months, investments in associates and fixed assets.

(b) Based on deposits from customers and debt instruments issued.

附註：(a) 根據資產總額但不計入現金及短期資金、在銀行及其他金融機構於1至12個月內到期的存款、聯營公司投資及固定資產。

(b) 根據客戶存款及已發行之價務證券。

34 Equity Compensation Plans 股份補償計劃

The Bank has adopted Staff Share Option Schemes whereby the Board of the Bank may at its discretion grant to any employees, including Executive Directors and Chief Executive, of the Group options to subscribe for shares of the Bank. The options may be exercised during the period beginning on the first anniversary of the Date of Grant and ending on the fifth anniversary of the Date of Grant. All options were granted for nil consideration.

本行所採納的僱員認股計劃是本行董事會可酌情發出認股權予集團之任何僱員，包括執行董事及行政總裁，以認購本行股份。認股權的行使期限為授予日的第1周年開始至授予日的第5周年止。所有認股權均以無代價形式發出。

(a) Particulars of share options 認股權詳情

Date of Grant 授予日期	*Vesting Period 有效期*	*Exercise Period 行使期*	*Exercise Price Per Share 每股行使價 HK$港幣*
29/4/1997	29/4/1997 – 28/4/1998	29/4/1998 – 29/4/2002	24.59
20/4/1998	20/4/1998 – 19/4/1999	20/4/1999 – 20/4/2003	15.30
21/4/1999	21/4/1999 – 20/4/2000	21/4/2000 – 21/4/2004	12.09
20/4/2000	20/4/2000 – 19/4/2001	20/4/2001 – 20/4/2005	16.46
19/4/2001	19/4/2001 – 18/4/2002	19/4/2002 – 19/4/2006	16.96
18/4/2002	18/4/2002 – 17/4/2003	18/4/2003 – 18/4/2007	15.80

(b) Movement of share options 認股權之變動

	Number of Share Options 認股權數目				
Date of Grant 授予日期	*Outstanding at 1/1/2002 於2002年1月1日 尚未行使*	*Granted 已授予*	*Exercised 已行使*	*Lapsed 已失效*	*Outstanding at 31/12/2002 於2002年12月31日 尚未行使*
29/4/1997	13,395,000	–	–	13,395,000	–
20/4/1998	5,783,200	–	286,200	135,800	5,361,200
21/4/1999	5,063,000	–	553,000	–	4,510,000
20/4/2000	11,700,000	–	98,000	474,000	11,128,000
19/4/2001	5,520,000	–	–	160,000	5,360,000
18/4/2002	–	5,625,000	–	120,000	5,505,000
Total總額	41,461,200	5,625,000	937,200	14,284,800	31,864,200

	Number of Share Options 認股權數目				
Date of Grant 授予日期	*Outstanding at 1/1/2001 於2001年1月1日 尚未行使*	*Granted 已授予*	*Exercised 已行使*	*Lapsed 已失效*	*Outstanding at 31/12/2001 於2001年12月31日 尚未行使*
23/4/1996	10,267,412	–	435,974	9,831,438	–
29/4/1997	14,149,400	–	–	754,400	13,395,000
20/4/1998	7,730,600	–	1,947,400	–	5,783,200
21/4/1999	7,852,000	–	2,789,000	–	5,063,000
20/4/2000	12,798,000	–	712,000	386,000	11,700,000
19/4/2001	–	5,615,000	–	95,000	5,520,000
Total總額	52,797,412	5,615,000	5,884,374	11,066,838	41,461,200

(c) No share options were cancelled during the years ended 31st December, 2001 and 2002.

(c) 截至2002及2001年12月31日年度內並未有認股權被註銷。

(d) Details of share options exercised

(d) 已行使認股權詳情

Exercise Period 行使期間	Date of Grant 授予日期	Number of Share Options 認股權數目 2002	2001
January 1月	23/4/1996	–	374,332
	20/4/1998	**89,000**	1,217,000
	21/4/1999	**169,000**	1,628,000
	20/4/2000	**49,000**	–
February 2月	23/4/1996	–	61,642
	20/4/1998	**12,600**	335,000
	21/4/1999	**129,000**	383,000
March 3月	20/4/1998	–	9,000
	21/4/1999	**6,000**	97,000
April 4月	20/4/1998	–	16,600
	21/4/1999	**22,000**	12,000
May 5月	20/4/1998	**113,000**	105,400
	21/4/1999	**58,000**	238,000
	20/4/2000	**49,000**	265,000
June 6月	20/4/1998	**71,600**	159,000
	21/4/1999	**110,000**	172,000
	20/4/2000	–	282,000
July 7月	20/4/1998	–	72,400
	21/4/1999	**22,000**	25,000
	20/4/2000	–	64,000
August 8月	20/4/1998	–	33,000
	21/4/1999	–	35,000
	20/4/2000	–	56,000
September 9月	21/4/1999	**37,000**	25,000
	20/4/2000	–	45,000
November 11月	21/4/1999	–	25,000
December 12月	21/4/1999	–	149,000

35 Post Balance Sheet Events 資產負債表日後事件

On 10th January, 2003, Tricor Holdings Limited, a 71.3% owned subsidiary of the Group, completed the acquisition of the company secretarial and client accounting business owned by PricewaterhouseCoopers in Hong Kong.

於2003年1月10日，本集團擁有71.3%權益的附屬公司，Tricor Holdings Limited，完成收購羅兵咸永道會計師事務所於香港的公司秘書及客戶賬務業務。

36 Comparative Figures 比較數字

The comparative figures of the consolidated cash flow statement have been restated to conform with the current year's presentation due to the revision of SSAP15 "Cash Flow Statements".

由於採納一項修訂《會計實務準則》第15號「現金流量表」的新規定，綜合現金流量表的比較數字已作重報，以符合本年度的呈報方式。

1 Capital Adequacy Ratio and Capital Base 資本充足比率及資本基礎

(a) Capital Adequacy Ratio (a) 資本充足比率

		2002 % 百分率	2001 % 百分率
Unadjusted capital adequacy ratio	未經調整資本充足比率	**17.0**	17.5
Adjusted capital adequacy ratio	調整後資本充足比率	**16.9**	17.4

The unadjusted capital adequacy ratio is computed on the consolidated basis which comprises the positions of the Bank and all its subsidiaries referred to in Note 19 as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

未經調整資本充足比率之計算，是根據香港金融管理局訂定之綜合基準及香港《銀行條例》附表3。綜合基準包括了本銀行及所有列於附註19的附屬公司。

The adjusted capital adequacy ratio which takes into account market risks as at the balance sheet date is computed in accordance with the Guideline "Maintenance of Adequate Capital Against Market Risks" issued by the Hong Kong Monetary Authority and on the same consolidated basis as for unadjusted capital adequacy ratio.

調整後資本充足比率的計算，是根據香港金融管理局發出的指引《就市場風險維持充足資本》，計入在結算日的市場風險。所根據的綜合基準與未經調整資本充足比率所根據的相同。

(b) Group Capital Base after Deductions (b) 集團扣減後的資本基礎

		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Core capital	核心資本		
Paid up ordinary share capital	繳足股款的普通股股本	**3,615,863**	3,583,711
Share premium	股份溢價	**356,210**	375,694
Reserves	儲備	**13,147,593**	12,422,457
Minority interests	少數股東權益	**44,708**	19,092
Deduct: Goodwill	減：商譽	**(2,087,382)**	(1,885,986)
Total core capital	核心資本總額	**15,076,992**	14,514,968
Eligible supplementary capital	可計算的附加資本		
Reserves on revaluation of land and interests in land (at 70%)	土地及土地權益價值重估的儲備（以70%計算）	**874,406**	963,083
General provisions for doubtful debts	一般呆賬準備金	**1,339,533**	1,330,094
Term subordinated debt	有期後償債項	**4,276,227**	4,271,123
Total eligible supplementary capital	可計算的附加資本總額	**6,490,166**	6,564,300
Total capital base before deductions	扣減前的資本基礎總額	**21,567,158**	21,079,268
Deductions from total capital base	資本基礎總額扣減項目	**(953,797)**	(913,104)
Total capital base after deductions	扣減後的資本基礎總額	**20,613,361**	20,166,164

2 Liquidity Ratio 流動資金比率

		2002 % 百分率	2001 % 百分率
Average liquidity ratio for the year	年度內平均流動資金比率	**46.1**	46.6

The average liquidity ratio for the year is the simple average of each calendar month's average liquidity ratio, which is computed on the consolidated basis as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

年度內平均流動資金比率是每月平均比率的簡單平均數，其計算是根據香港金融管理局訂定用作規管用途的綜合基準及香港《銀行條例》附表4。

3 Segmental Information 分部資料

(a) Advances to Customers

(i) By Industry Sectors

The information concerning advances to customers by industry sectors has been classified according to the usage of the loan and is stated gross of any provisions.

(a) 客戶貸款

(i) 按行業分類

客戶貸款的行業類別是按該等貸款的用途分類，及未減除任何準備。

		2002 HK$'000港幣千元	*2001 HK$'000港幣千元*
The Group	集團		
Loans for use in Hong Kong	在香港使用的貸款		
Industrial, commercial and financial	工商金融		
– Property development	– 物業發展	**4,847,778**	5,158,882
– Property investment	– 物業投資	**11,744,929**	11,477,370
– Financial concerns	– 金融企業	**2,223,813**	1,819,351
– Stockbrokers	– 股票經紀	**104,602**	82,405
– Wholesale and retail trade	– 批發與零售業	**2,107,598**	2,701,901
– Manufacturing	– 製造業	**1,459,648**	1,568,309
– Transport and transport equipment	– 運輸與運輸設備	**4,511,617**	4,322,030
– Others	– 其他	**6,907,826**	7,350,675
– Sub-total	– 小計	**33,907,811**	34,480,923
Individuals	個人		
– Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	– 購買「居者有其屋計劃」、「私人參建居屋計劃」及「租者置其屋計劃」樓宇的貸款	**2,207,192**	2,596,815
– Loans for the purchase of other residential properties	– 購買其他住宅物業的貸款	**39,930,918**	42,169,173
– Credit card advances	– 信用卡貸款	**1,692,322**	1,955,494
– Others	– 其他	**3,333,374**	3,760,291
– Sub-total	– 小計	**47,163,806**	50,481,773
Total loans for use in Hong Kong	在香港使用的貸款總額	**81,071,617**	84,962,696
Trade finance	貿易融資	**3,272,588**	3,067,857
Loans for use outside Hong Kong	在香港以外使用的貸款	**24,064,369**	20,144,009
Total advances to customers	客戶貸款總額	**108,408,574**	108,174,562

3 Segmental Information *(continued)* 分部資料 *(續)*

(ii) By Geographical Areas

The information concerning the breakdown of the gross amount of advances to customers by countries or geographical areas is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

(ii) 按區域分類

客戶貸款總額按國家或區域的分類，是根據交易對手的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。

		Total advances to customers 客戶貸款總額		Non-performing loans 不履行貸款		Advances overdue for over three months 逾期3個月以上的客戶貸款	
		2002 HK$'000港幣千元	2001 HK$'000港幣千元	**2002 HK$'000港幣千元**	2001 HK$'000港幣千元	**2002 HK$'000港幣千元**	2001 HK$'000港幣千元
The Group	集團						
Hong Kong	香港	**89,449,624**	92,212,501	**2,041,748**	2,326,930	**1,234,390**	2,375,517
People's Republic of China	中華人民共和國	**4,132,169**	3,491,205	**769,605**	591,638	**859,330**	692,299
Other Asian Countries	其他亞洲國家	**5,024,629**	3,894,150	**171,560**	184,111	**145,336**	133,191
Others	其他	**9,802,152**	8,576,706	**125,088**	217,353	**38,807**	14,601
Total	總額	**108,408,574**	108,174,562	**3,108,001**	3,320,032	**2,277,863**	3,215,608

(b) Cross-border Claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are disclosed.

(b) 跨國債權

跨國債權資料披露對海外交易對手風險額最終風險的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。當某一地區的風險額佔總風險額10%或以上，該地區的風險額便予以披露。

		2002			
		Banks and other financial institutions 銀行及其他金融機構 HK$'000港幣千元	**Public sector entities 公營機構 HK$'000港幣千元**	**Others 其他 HK$'000港幣千元**	**Total 總額 HK$'000港幣千元**
The Group	集團				
People's Republic of China	中華人民共和國	**6,022,429**	**560,217**	**3,051,859**	**9,634,505**
Asian countries, excluding People's Republic of China	其他亞洲國家(不包括中華人民共和國)	**10,942,142**	**1,107,992**	**5,933,867**	**17,984,001**
North America	北美洲	**4,375,369**	**3,597,083**	**4,234,618**	**12,207,070**
Western Europe	西歐	**25,357,970**	**167,455**	**858,420**	**26,383,845**

		2001			
		Banks and other financial institutions 銀行及其他金融機構 HK$'000港幣千元	Public sector entities 公營機構 HK$'000港幣千元	Others 其他 HK$'000港幣千元	Total 總額 HK$'000港幣千元
The Group	集團				
People's Republic of China*	中華人民共和國*	2,117,359	778,247	3,186,547	6,082,153
Asian countries, excluding People's Republic of China	其他亞洲國家(不包括中華人民共和國)	16,294,762	742,314	4,707,965	21,745,041
North America	北美洲	5,172,573	127,487	3,078,734	8,378,794
Western Europe	西歐	27,980,835	10,206	285,992	28,277,033

* *The amounts constitute less than 10% of the aggregate cross border claims and are presented for comparative purpose only.*

* *此等數額少於跨國債權總額的10%而只列作比較用途。*

4 Overdue and Rescheduled Assets 逾期及經重組資產

(a) Overdue and Rescheduled Advances
逾期及經重組貸款

		2002 HK$'000港幣千元	2002 % of total advances to customers 佔客戶貸款總額的百分比	2001 HK$'000港幣千元	2001 % of total advances to customers 佔客戶貸款總額的百分比
The Group	集團				
Advances to customers overdue for	逾期客戶貸款				
– 6 months or less but over 3 months	–3個月以上至6個月	**642,305**	**0.6**	590,368	0.6
– 1 year or less but over 6 months	–6個月以上至1年	**391,029**	**0.4**	558,080	0.5
– Over 1 year	–1年以上	**1,244,529**	**1.1**	2,067,160	1.9
		2,277,863	**2.1**	3,215,608	3.0
Rescheduled advances to customers	經重組客戶貸款	**624,138**	**0.6**	223,648	0.2
Total overdue and rescheduled advances	逾期及經重組客戶貸款總額	**2,902,001**	**2.7**	3,439,256	3.2
Secured overdue advances	有抵押逾期貸款	**2,189,786**	**2.0**	2,543,835	2.4
Unsecured overdue advances	無抵押逾期貸款	**88,077**	**0.1**	671,773	0.6
Market value of securities held against the secured overdue advances	有抵押逾期貸款抵押品市值	**3,462,986**		3,309,518	

There were no advances to banks and other financial institutions which were overdue for over 3 months as at 31st December, 2002 and 31st December, 2001, nor were there any rescheduled advances to banks and other financial institutions on these two dates.

於2002年12月31日及2001年12月31日,本集團貸予銀行及其他金融機構的款項中,沒有逾期3個月以上或經重組的貸款。

(b) Reconciliation
對賬

		2002 HK$'000港幣千元	2001 HK$'000港幣千元
Overdue advances (Note 1)	逾期貸款(附註1)	**2,277,863**	3,215,608
Rescheduled advances (Note 2)	經重組貸款(附註2)	**624,138**	223,648
Total overdue and rescheduled advances	逾期及經重組貸款總額	**2,902,001**	3,439,256
Less: Overdue advances on which interest is still being accrued	減:逾期但仍累計利息貸款	**(242,684)**	(315,046)
Less: Rescheduled advances on which interest is still being accrued	減:經重組但仍累計利息貸款	**(57,247)**	(116,270)
Add: Non-performing loans which are not overdue or rescheduled	加:不履行貸款但非逾期或經重組	**505,931**	312,092
Total non-performing loans	不履行貸款總額	**3,108,001**	3,320,032

Notes: (1) Advances which are overdue for more than three months.

(2) Rescheduled advances which have been overdue for more than three months under the revised repayment terms were included under overdue advances and not rescheduled advances.

附註:(1) 逾期貸款即逾期3個月以上的貸款。

(2) 根據修訂還款條款已逾期超過3個月的經重組貸款,已列入逾期貸款範圍,並不屬於經重組貸款。

4 Overdue and Rescheduled Assets (continued) 逾期及經重組資產(續)

(c) Other Overdue Assets
其他逾期資產

		2002 Debt securities 債務證券 HK$'000港幣千元	2002 Accrued interest 累計利息 HK$'000港幣千元	2002 Other assets* 其他資產* HK$'000港幣千元	2001 Debt securities 債務證券 HK$'000港幣千元	2001 Accrued interest 累計利息 HK$'000港幣千元	2001 Other assets* 其他資產* HK$'000港幣千元
The Group	集團						
Other assets overdue for	其他逾期資產						
– 6 months or less but over 3 months	– 3個月以上至6個月	–	4,029	1,275	–	3,641	2,476
– 1 year or less but over 6 months	– 6個月以上至1年	–	1,096	9,850	–	3,861	1,159
– Over 1 year	– 1年以上	–	1,202	6,486	15,595	2,062	890
		–	6,327	17,611	15,595	9,564	4,525
Rescheduled assets	經重組資產	–	–	–	–	–	–
Total other overdue and rescheduled assets	其他逾期及經重組資產總額	–	6,327	17,611	15,595	9,564	4,525

* *Other assets refer to trade bills and receivables.*

* *其他資產是指貿易票據及應收款項。*

5 Repossessed Assets 收回資產

		2002 HK$'000港幣千元	2001 HK$'000港幣千元
The Group	集團		
Repossessed properties	收回物業	390,499	472,424
Repossessed vehicles	收回汽車	4,990	18,233
Total repossessed assets	收回資產總額	395,489	490,657

The amount represents the estimated market value of the repossessed assets as at 31st December.

此等數額指收回資產於12月31日的估計市值。

6 Currency Concentrations 貨幣風險

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

如個別外幣的持倉淨額或結構性持倉淨額佔所持有外幣淨持倉總額或結構性淨持倉總額的10%或以上，便須予以披露。

		2002 HK$Million港幣百萬元 USD 美元	2002 CAD 加元	2002 GBP 英鎊	2002 Others 其他	2002 Total 總額	2001 HK$Million港幣百萬元 USD 美元	2001 CAD 加元	2001 GBP* 英鎊*	2001 Others 其他	2001 Total 總額
The Group	集團										
Spot assets	現貨資產	50,001	4,049	4,838	17,278	76,166	47,398	3,700	4,403	13,900	69,401
Spot liabilities	現貨負債	(48,381)	(4,425)	(6,161)	(19,821)	(78,788)	(49,546)	(3,944)	(5,198)	(14,594)	(73,282)
Forward purchases	遠期買入	11,731	805	1,434	6,466	20,436	13,777	318	1,038	3,003	18,136
Forward sales	遠期賣出	(12,830)	(311)	(236)	(3,858)	(17,235)	(11,156)	(118)	(271)	(2,300)	(13,845)
Net long/(short) position	長/(短)盤淨額	521	118	(125)	65	579	473	(44)	(28)	9	410

* *The currency constitutes less than 10% of the total net position in all foreign currencies and is presented for comparative purpose only.*

* *此等外幣是少於外幣淨持倉總額的10%。該數額只列作比較用途。*

		2002 HK$Million港幣百萬元					2001 HK$Million港幣百萬元				
		USD 美元	CAD* 加元*	SGD* 新加坡元*	Others 其他	Total 總額	USD 美元	CAD 加元	SGD 新加坡元	Others 其他	Total 總額
Net structural position	結構性持倉淨額	**1,416**	**188**	**184**	**183**	**1,971**	710	162	172	152	1,196

* *The currency constitutes less than 10% of the total net structural position in all foreign currencies and is presented for comparative purpose only.*

* *此等外幣是少於外幣結構性淨持倉總額的10%。該數額只列作比較用途。*

7 Corporate Governance 企業管治

The Bank recognises the benefits of sound corporate governance practice to its shareholders. It has made reference to the Hong Kong Monetary Authority's statutory guidelines set out in the Supervisory Policy Manual "Corporate Governance of Locally Incorporated Authorized Institutions". There are ten specialised committees formed under the Board of Directors. The roles, functions and composition of these key committees are as follows:

本行認同實施優良的企業管治對股東的利益。本行已參照香港金融管理局所發出的監管政策手冊《本地註冊認可機構的企業管治》的法定指引。在董事會轄下已成立了10個專責委員會。它們的主要角色、職能及組織如下：

Audit Committee (Please refer to Report of the Directors on Page 56)

審核委員會(請參閱董事會報告書第57頁)。

Nomination Committee (Please refer to Report of the Directors on Page 56)

提名委員會(請參閱董事會報告書第57頁)。

Remuneration Committee (Please refer to Report of the Directors on Page 56)

薪酬委員會(請參閱董事會報告書第57頁)。

Sealing Committee is responsible for directing the usage and custody of the Bank's common seal. It comprises all Executive Directors and Non-executive Directors of the Bank, as appointed from time to time.

印章委員會是負責監督本行之法定印章的使用及保管。成員包括本行不時委任之執行董事及非執行董事。

Executive Committee is responsible for reviewing all major functions and critical issues relating to the businesses and operations of the Group. It comprises the Chief Executive, the Deputy Chief Executives, all Division Heads and the Head of Credit & Special Asset Department.

執行委員會負責檢討集團各項有關業務及運作的主要功能和重大事宜。成員包括行政總裁、副行政總裁、所有處主管和信貸及資產重組部主管。

Credit Committee is responsible for carrying out lending-related activities and in particular, to monitor the lending portfolio for managing the overall credit risk of the Group. It comprises the Chief Executive, the Deputy Chief Executives, the Head of Investment Banking Division, the Head of Strategic Planning & Control Division, the Head of Operations Support Division and the Head of Credit & Special Asset Department.

信貸委員會負責執行有關信貸活動，尤其是監控集團借貸組合以管理整體的信貸風險。成員包括行政總裁、副行政總裁、投資銀行處主管、策劃及調控處主管、營運支援處主管和信貸及資產重組部主管。

Asset and Liability Management Committee is responsible for overseeing the management of liquidity risk, interest rate risk and market risk of the Group. It comprises the Deputy Chief Executives, the Head of Investment Banking Division, the Head of Strategic Planning & Control Division, the Head of Personal Banking Division, the Head of Corporate Banking Division, the Head of China Division, the Head of International Division, the Head of Branch Distribution Department, the Head of Treasury Department, the Head of Credit & Special Asset Department and the Head of Risk Management Department.

資產負債管理委員會負責監察集團管理流動資金、利率及市場風險。成員包括副行政總裁、投資銀行處主管、策劃及調控處主管、個人銀行處主管、企業銀行處主管、中國業務總部主管、國際業務處主管、分行業務部主管、資金部主管、信貸及資產重組部主管及風險管理部主管。

Investment Committee is responsible for formulating the investment strategies and make daily investment decisions on the overall investment portfolio of the Group. It comprises the Deputy Chief Executives, the Head of Investment Banking Division and the Head of Strategic Planning & Control Division.

投資委員會是負責制訂投資策略及作出日常集團投資組合的投資決策。成員包括副行政總裁、投資銀行處主管和策劃及調控處主管。

Policy Committee is responsible for discussing and formulating various strategies and policies for managing businesses and operations of the Group. It comprises the Chief Executive, the Deputy Chief Executives, the Head of Investment Banking Division and the Head of Strategic Planning & Control Division.

政策委員會是負責商討及制訂策略和政策以管理集團各類業務及運作。成員包括行政總裁、副行政總裁、投資銀行處主管和策劃及調控處主管。

7 Corporate Governance (continued) 企業管治（續）

Crisis Management Committee is responsible for developing and reviewing the Group's strategy for managing crisis scenarios and to take charge of crisis situations which jeopardise or have the potential to jeopardise the Group in its reputation, liquidity/financial position and business continuity. It comprises the Chief Executive, the Deputy Chief Executives, all Division Heads and the Head of Organisation & Productivity Department.

The terms of reference of the Committees together with all the Policies within the corporate governance regime are subject to an annual review in order to cope with the latest development in the banking industry as well as other changes in the regulatory requirements.

危機管理委員會負責建立和檢討集團監控各類危機事故的策略，及當發生或有可能發生危害集團聲譽、流動資金或財政狀況及持續業務運作的事故時負責危機處理。成員包括行政總裁、副行政總裁、所有處主管和組織及生產力促進部主管。

每個委員會的職能範圍以及屬於企業管治制度的政策，須每年檢討以配合銀行業和其他監管要求的最新發展。

8 Risk Management 風險管理

The Group has established policies and procedures for the control and monitoring of risk arising out of the business of the Group, including credit risk, liquidity risk, capital and market risk. These policies have been reviewed regularly by the Management, Credit Committee or Asset and Liability Management Committee and have been approved by the Board of Directors. The internal auditors also perform regular audits on business units to check compliance with policies and procedures. The Group has also established the Investment Committee to formulate the Group's investment strategies and to monitor the performance and compliance of the investment activities.

本集團已制定政策及程序，用以監察及控制本集團業務引起的風險，包括信貸風險、流動資金、資本及市場風險。這些政策由管理層、信貸委員會或資產負債管理委員會定期檢討，並經董事會批核。內部稽核員亦會定期稽核，以保證該等政策及程序能得以遵從。本集團並設立投資委員會以制定投資策略，及監察投資活動的表現和遵從情況。

(a) Credit Risk Management

Credit risk arises from the possibility that a customer or counterparty in a transaction may default. It arises from the lending and treasury activities. To oversee the Group's credit risk management which is independent from the business units, the Board of Directors has delegated authority to Credit Committee to perform this function.

The main role of Credit Committee is to deal with all credit risk related issues of the Bank Group with major functional responsibilities of: formulation of credit policies, credit approval, assurance of compliance with the regulatory requirements and monitoring of asset quality.

In evaluating the credit risk of the customers or counterparties, their financial strength and repayment ability are always our primary considerations though credit risk may be mitigated by obtaining collaterals from the customers or counterparties. Moreover, concentration risks are monitored by adopting proper risk control such as setting limits on large exposures in relation to our Bank's capital base.

In this connection, comprehensive guidelines to manage credit risk have been laid down in the Group's Credit Manual which include the delegated lending authorities, credit extension criteria, credit monitoring process, 10-grade loan classification system, credit recovery and provisioning policy.

The Group's Credit Manual is regularly reviewed and approved by the Credit Committee to ensure the adequacy of credit risk management policies and systems.

(a) 信貸風險管理

信貸風險源於交易對手未能履行其承擔，可來自本集團的貸款及財資業務。為了監管本集團的信貸風險管理，董事會已授權信貸委員會以執行這職能。

本銀行之信貸委員會的主要角色是處理所有與本集團信貸風險有關之事務。其主要職能包括信貸政策制定、信貸審批、對遵從監管要求的保證、及資產質素的監管。

在評估客戶或交易對手的信貸風險時，雖然可藉客戶或交易對手的抵押品減低信貸風險，然而他們的財政實力以及還款能力才是本集團的主要考慮因素。再者，信貸集中是藉採納適當的信貸控制得以監管，例如根據資本基礎去釐定大額風險限額。

於這方面，詳盡的信貸風險管理指引已載於本集團的信貸手冊，包括信貸權限授權、授信標準、信貸監管處理、10 級貸款分類系統、信貸追收及撥備政策。

信貸委員會會定期檢閱及批核本集團之信貸手冊，以確保本集團之信貸風險管理政策及制度是否足夠。

(b) Liquidity Risk and Market Risk Management

The Asset and Liability Management Committee is authorised by the Board of Directors to manage the assets and liabilities of the Bank Group. The function of the Asset and Liability Management Committee is to oversee the Group's operations relating to interest rate risk, liquidity risk and market risk.

(1) Liquidity Risk Management

Liquidity risk is the risk that the Group cannot meet its current obligations. To manage liquidity risk, the Group has established the liquidity risk management policy, which is reviewed by the Asset and Liability Management Committee and approved by the Board of Directors. The Group measures the liquidity of the Group through the statutory liquidity ratio, the loan-to-deposit ratio and the maturity mismatch.

The Asset and Liability Management Committee closely monitors the liquidity of the Group on a daily basis to ensure that the liquidity structure of the Group's assets, liabilities and commitments can meet its funding needs and that the Group is always in compliance with the statutory liquidity ratio. The Group's average liquidity ratio was 46.1% for 2002, which was well above the statutory minimum ratio of 25%.

Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected, material cash outflows in the ordinary course of business.

(2) Market Risk Management

Market risk is the risk arising from the net effect of changes in market rates and prices, such as interest rates, foreign exchange rates, equity and commodity prices, on the Group's assets, liabilities and commitments, thus causing profits or losses.

The Group's market risk originates from its holdings in the trading books of foreign exchange, debt securities, equities and derivatives, which are valued at current market prices (mark-to-market basis), and from its investment and banking activities in financial assets and liabilities, which are valued at cost plus any accrued interest (accrual basis), together with securities classified as other investments, which are measured at fair value in the balance sheet. The Group's trading activities on derivative instruments mainly arise from the execution of trade orders from customers and positions taken in order to hedge other elements of the trading books. The Group has established a market risk management policy that incorporates guidelines, procedures and control measures to monitor its market risk exposures.

Financial derivatives are instruments that derive their value from the performance of underlying assets, interest or currency exchange rates, or indices. The Group principally uses financial derivative instruments as investment alternatives or to manage foreign exchange, interest rate or equity risk and is a limited end-user in such instruments. Guidelines on participating in derivatives activities are stated in the Group's market risk management policy. The Group's major trading activities in derivative instruments involve exchange-traded HIBOR Futures contracts. Over-the-counter transacted foreign exchange forwards, interest rate swaps and option contracts are mainly employed to hedge the interest rate risk and option risk of the banking book.

(b) 流動資金及市場風險管理

本集團的資產及負債由董事會授權資產負債管理委員會去管理。此委員會的職能是監控集團內有關利率風險，流動資金風險及市場風險的運作情況。

(1) 流動資金風險

流動資金風險是指本集團可能無法履行目前責任的風險。本集團已制定流動資金風險管理政策，並經由資產負債管理委員會審閱及得到董事局的批核。本集團透過法定流動資金比率、貸存比率及到期錯配組合得以量度集團的流動資金。

資產負債管理委員會每天均緊密監察集團的流動資金情況，以確保集團的資產、負債及承擔的流動結構能達到對資金的需求，並能經常符合法定的流動資金比率。本集團於2002年的平均流動資金比率是46.1%，遠超法定的25%最低要求。

本集團維持充足的備用信貸，能提供策略性的流動資金，以應付日常業務中未能預料的大量資金需求。

(2) 市場風險管理

市場風險是指由市場上之息率及價格的變化，如利率、外匯牌價、股票價格及商品價格等，對銀行的資產、負債及承擔的影響，因而引起盈利或虧損的風險。

本集團的市場風險來自以當時市場價格估值（即市場標價基準）所持有作買賣交易的外匯、債務證券、股份及衍生工具和來自以成本加應計利息估值（即應計制基準）的投資及銀行活動的財務資產及負債，以及在資產負債表上以公正價值衡量並分類作其他投資項目的證券。本集團在衍生工具上的交易活動，主要是按照客戶需求及對沖其他交易項目而作出。本集團已制定市場風險管理政策，用以監控市場風險。

財務衍生工具的價值是取決於其潛在資產、利率、外匯或指數的表現。本集團對財務衍生工具的應用，主要在另類投資，或外匯、利率或股票風險的管理上，並對此類工具作有限度的使用。參與衍生工具活動的準則已陳述於本集團的市場風險管理政策內。本集團在衍生工具上的交易活動，主要包括在交易所成交的港元同業拆息市場的期貨合約。而場外交易的外匯遠期、利率掉期及期權合約，主要被應用於對沖銀行業務賬冊上的利率及期權風險。

8 Risk Management *(continued)* 風險管理*(續)*

The Group's market risk exposures in different activities are measured and monitored on the basis of principal (or notional) amount, outstanding position and stop-loss limits, and are controlled within established limits reviewed and approved by the Asset and Liability Management Committee for each business unit, business type and in aggregate. Independent middle and back offices monitor the risk exposure of trading activities against approved limits on a daily basis. The Group's market risk exposures are reviewed by the Asset and Liability Management Committee and reported to the Board of Directors on a regular basis, while exceptions to limits are reported when they occur.

The Group quantifies the market risk of the underlying trading portfolio by means of value-at-risk ("VaR"). VaR is a statistical estimate which measures the potential losses in market value of a portfolio as a result of unfavourable movements in market rates and prices, if positions are held unchanged in a certain time horizon. The Group's VaR is calculated using historical movements in market rates and prices, a 99% confidence level and a one-day holding period, and takes into account correlations between different markets and rates.

Prior to 2002, VaR has been calculated to a 95% confidence level. From the beginning of 2002, VaR is calculated at a 99% confidence level. This change has been made to facilitate consistency with the regulatory guidance in confidence level to measure market risk.

The VaR for the Group's market risk-related treasury trading portfolio as at 31st December, 2002 was HK$2.99 million (2001 : HK$0.44 million*). The average daily revenue earned from the Group's market risk-related treasury trading activities in 2002 was HK$0.44 million (2001 : HK$ 0.34 million). The standard deviation of these daily revenues was HK$0.47 million (2001 : HK$0.41 million).

本集團在衡量和監察各交易活動的市場風險，是根據本金(或名義)金額、未平倉盤及止蝕限制所制定，亦規定各營業部門、營業類別及整體的風險均受控制於資產負債管理委員會已檢閱及制定的限制內。買賣交易上的風險，每日均由獨立的中、後勤部門監察。本集團的市場風險報表會定期由資產負債管理委員會檢查並向董事會匯報，而超過已批核的限額，則於發生時作即時報告。

本集團運用風險數額來量化交易組合的市場風險。風險數額是統計學上的估計，用來量度於某一時段內，交易組合因市場息率及價格的不利波動而引致市值上的潛在虧損。本集團於計算風險數額，是依據過去市場息率與價格的波動，99%之置信水平及一日持倉期，並計入不同市場及息率的相關程度。

於2002年前，計算涉及風險數額的做法乃採用95% 置信水平推算。自2002年開始，涉及風險數額的計算基準則改為99% 置信水平。此改變是為遵循監管指引有關置信水平的規定。

於2002年12月31日，本集團與市場風險有關的財資交易組合的風險數額為港幣2,990,000元(2001年：港幣440,000元*)。於2002年，本集團與市場風險有關的財資交易每日平均收入為港幣440,000元(2001年：港幣340,000元)。每日收入的標準差為港幣470,000元(2001年：港幣410,000元)。

DAILY DISTRIBUTION OF MARKET RISK-RELATED TREASURY TRADING REVENUES – YEAR 2002
與市場風險有關財資交易的收入每日分布圖 — 2002 年

(HK$million) *(港幣百萬元)*


Number of days
日數
120
100
80
60
40
20
0
1
1
1
0
7
57
98
53
15
7
3
4
-1 Less
-1以下
-1 to -0.75
-1至-0.75
-0.75 to -0.5
-0.75至-0.5
-0.5 to -0.25
-0.5至-0.25
-0.25 to 0
-0.25至0
0 to 0.25
0至0.25
0.25 to 0.5
0.25至0.5
0.5 to 0.75
0.5至0.75
0.75 to 1
0.75至1
1 to 1.25
1至1.25
1.25 to 1.5
1.25至1.5
1.5 More
1.5以上

DAILY DISTRIBUTION OF MARKET RISK-RELATED TREASURY TRADING REVENUES – YEAR 2001
與市場風險有關財資交易的收入每日分布圖 — 2001 年


(HK$million) (港幣百萬元)
Number of days
日數
120
100
80
60
40
20
0
2
1
1
1
5
72
104
43
9
4
0
1
-1 Less
-1以下
-1 to -0.75
-1至-0.75
-0.75 to -0.5
-0.75至-0.5
-0.5 to -0.25
-0.5至-0.25
-0.25 to 0
-0.25至0
0 to 0.25
0至0.25
0.25 to 0.5
0.25至0.5
0.5 to 0.75
0.5至0.75
0.75 to 1
0.75至1
1 to 1.25
1至1.25
1.25 to 1.5
1.25至1.5
1.5 More
1.5以上

An analysis of daily distribution of the Group's market risk-related treasury trading revenues for 2002 (comparing with 2001) is provided above. This shows that 10 out of 247 days (2001 : 10 out of 243 days) are in loss positions. The most frequent result was daily revenue of between HK$0.25 million and HK$0.5 million, with 98 occurrences (2001 : same band with 104 occurrences). The maximum daily loss was HK$1.90 million (2001 : HK$2.66 million) and the next maximum daily loss was HK$0.91 million (2001 : HK$1.30 million). The highest daily revenue was HK$5.34 million (2001 : HK$4.17 million).

上圖為本集團2002年（對比2001年）與市場風險有關的財資交易收入的每日分布情況。圖中顯示247個交易日中有10日（2001年：於243個交易日中有10日）出現虧損，而最普遍的單日收入，是介乎港幣250,000元至港幣500,000元之間，共計98日（2001年：相同收入範圍有104日）。最高的單日虧損為港幣1,900,000元（2001年：港幣2,660,000元），次高的單日虧損則為港幣910,000元（2001年：港幣1,300,000元），而最高的單日收入是港幣5,340,000元（2001年：港幣4,170,000元）。

(i) Foreign exchange exposure

The Group's foreign exchange risk exposure arises from foreign exchange dealing, commercial banking operations and structural foreign currency positions. All foreign exchange positions are managed by the Treasury units of the Group within limits approved by the Asset and Liability Management Committee.

The VaR related to foreign exchange dealing positions at 31st December, 2002 was HK$0.20 million (2001 : HK$0.45 million*). The average daily foreign exchange dealing profit for 2002 was HK$0.40 million (2001 : HK$0.32 million).

Foreign exchange positions which arise mainly from foreign currency investments in the Group's branches, subsidiaries and associates are excluded from VaR measurements, as related gains or losses are taken to reserves. Such foreign currency positions are managed with the principal objective of ensuring that the Group's reserves are protected from exchange rate fluctuation.

(i) 外匯風險承擔

本集團的外匯風險源自外匯買賣、商業銀行業務及結構性外幣資產或負債。所有外幣持倉均由資金部管理，並維持在資產負債管理委員會所訂定的限額內。

在2002年12月31日，外匯交易持倉的風險數額為港幣200,000元（2001年：港幣450,000元*）。2002年平均每日外匯交易盈利為港幣400,000元（2001年：港幣320,000元）。

本集團投資於分行、附屬公司及聯營公司的外幣投資，有關的溢利及虧損因為已撥入儲備內，所以未計算在風險數額內。管理此類外幣投資的主要宗旨，是要保護本集團的儲備不受匯率變動所影響。

8 Risk Management *(continued)* 風險管理*(續)*

(ii) Interest rate exposure

The Group's interest rate exposure arises from treasury and commercial banking activities where interest rate risk is inherent in both trading and non-trading portfolios. All trading positions are managed by the Treasury units of the Group within limits approved by the Asset and Liability Management Committee. For the non-trading portfolio, interest rate risk primarily arises from the timing differences in the repricing of interest-bearing assets, liabilities and commitments and the maturities of certain fixed rate assets and liabilities. The interest rate risk of the non-trading portfolio is also monitored by the Group's Asset and Liability Management Committee.

The VaR related to interest rate exposure due to debt securities and derivatives trading positions, excluding foreign exchange forwards, at 31st December, 2002 was HK$2.88 million (2001 : HK$0.24 million*). The average daily profit due to these activities for 2002 was HK$0.04 million (2001 : HK$0.02 million).

(iii) Equities exposure

The Group's equities exposure comprises trading equities and long-term equities investments. The Group's Investment Committee regularly reviews and monitors the equities dealing activities. The VaR on equities trading positions as at 31st December, 2002 was HK$3.57 million (2001 : HK$5.17 million*).

(* Figures are restated to amounts at 99% confidence level)

(ii) 利率風險承擔

本集團的利率持倉源自財資及商業銀行業務。利率風險來自交易組合及非交易組合。所有交易組合持倉由資金部管理，並維持在資產負債管理委員會所訂定的限額內。而非交易組合的利率風險主要是由帶息資產、負債及承擔在再定息的時差，及某些定息資產和負債的不同到期日所引致，此等利率風險亦由本集團的資產負債管理委員會負責監管。

在2002年12月31日，債務證券及衍生工具交易(除外匯遠期合約)的風險數額為港幣2,880,000元(2001年：港幣240,000元*)，此類業務在2002年每日平均盈利為港幣40,000元(2001年：港幣20,000元)。

(iii) 股票風險承擔

本集團的股票風險承擔包括股票交易持倉及作長線投資的股票持倉。本集團的投資委員會定期檢閱及監控股票買賣活動。在2002年12月31日，股票交易持倉的風險數額為港幣3,570,000元(2001年：港幣5,170,000元*)。

(* 數字以99%置信水平重報)

(c) Capital Management

The Group's policy is to maintain a strong capital base to support the development of the Group's business and to meet the statutory capital adequacy ratio. Both the Group's adjusted capital adequacy ratio incorporating market risk of 16.9% and the unadjusted ratio of 17.0% as at 31st December, 2002 were well above the statutory minimum ratio.

Capital is allocated to the various activities of the Group depending on the risk taken on by each business division. Where the subsidiaries or branches are directly regulated by the appropriate regulators, they are required to maintain a minimum capital according to rules of those regulatory authorities. Certain financial subsidiaries are subject to the Hong Kong Monetary Authority's capital requirements for regulatory supervision purposes.

(c) 資本管理

本集團的政策是要維持雄厚的資本，以支持集團的業務發展，並能達到法定的資本充足比率要求。本集團在2002年12月31日在計入市場風險的經調整資本充足比率為16.9%，未經調整資本充足比率為17.0%，均遠超法定的最低要求。

本集團按各業務部門所承受的風險來分配資本。一些附屬公司或分行若受其他監管機構直接監管，便必須遵守這些監管機構的規定以維持足夠的資本。而本集團的某些附屬財務公司亦要符合香港金融管理局因應監管所需而制定的資本要求。

BEA東亞銀行

Head Office 總行 10 Des Voeux Road Central
Hong Kong
香港德輔道中10號

Telephone 電話 (852) 2842 3200
Facsimile 傳真 (852) 2845 9333
Website 網址 www.hkbea.com

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